Form 20-F
period 2005-06-30
Blue Earth Refineries Inc.
filed 2005-12-30
CIK 1299795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from __________________ to __________________

Commission file number	000-50971

Blue Earth Refineries Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

8th Floor, Dina House, 11 Duddell Street, Hong Kong SAR, China

(Address of principal executive offices)

Copy of communications to:

Virgil Z. Hlus, Esq.

Clark Wilson LLP

Barristers and Solicitors

Suite 800 – 885 West Georgia Street

Vancouver, British Columbia, Canada V6C 3H1

Telephone: 604-687-5700

Facsimile: 604-687-6314

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or ordinary stock as of the close of the period covered by the annual report.

There were 15,555,269 ordinary shares outstanding as at December 1, 2005.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[ ] YES ☒ NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.

☒ YES [ ] NO

Note – Checking the box above will not relieve any registrant required to file reports to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.                                                                                            Not Required To File

☒ YES [ ] NO

Indicate by check mark which financial statement item the registrant has elected to follow.

[ ] ITEM 17 ☒ ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[ ] YES ☒ NO

i

ii

PART I

Financial Information and Accounting Principles

The financial statements and summaries of financial information contained in this document are reported in United States dollars ("$") unless otherwise stated. "CAN$" means Canadian dollars and "€" means Euro, the legal tender used by the majority of European Union member states. A "tonne" is one metric ton or 2204.6 pounds. All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The consolidated financial statements of our company for the year ended June 30, 2005 have been reported on by Davidson & Company LLP, Chartered Accountants, and for the year ended June 30, 2004 and 2003 have been reported on by Peterson Sullivan PLLC, Independent Registered Public Accounting Firm.

Forward-Looking Statements

Except for the statements of historical fact contained herein, some information presented in this annual report constitutes forward-looking statements. When used in this annual report, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "predict", "may", "should", the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, changes in project parameters as plans continue to be refined, future prices of cobalt, as well as those factors discussed in the section entitled "Risk Factors". Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this annual report speak only as to the date hereof. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this prospectus, the terms "we", "us", "our" and "Blue Earth" mean Blue Earth Refineries Inc., unless otherwise indicated.

Item 1.    Identity of Directors, Senior Management and Advisers.

A.	Directors and Senior Management.

Not applicable.

B.	Advisers.

Not applicable.

C.	Auditors.

On August 30, 2005, we engaged Davidson & Company LLP, Chartered Accountants, as our principal independent accountant with the approval of our board of directors after Peterson Sullivan PLLC, Certified Public Accountants, voluntarily resigned as our principal independent accountant on June 30, 2005.

Peterson Sullivan's report dated September 3, 2004, on our balance sheets as of June 30, 2004 and 2003, and the related statements of operations, stockholders' equity (deficiency), and cash flows for the years ended June 30, 2004 and 2003 did not contain an adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope or accounting principles.

In connection with the audit of our consolidated financial statements, and in the subsequent interim period, there were no disagreements with Davidson & Company LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Davidson & Company LLP, would have caused Davidson & Company LLP to make reference to the matter in their report.

During the years ended June 30, 2005 and subsequent to June 30, 2005 through the date hereof, we have not consulted with Davidson & Company regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, nor has Davidson & Company provided to us a written report or oral advice regarding such principles or audit opinion or any matter that may have been the subject of a disagreement or a reportable event with our former principal independent accountant.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.
A.	Selected financial data.

The following table summarizes selected consolidated financial data for our company prepared in accordance with United States generally accepted accounting principles for the years ended June 30, 2005, 2004 and 2003. The information in the table was extracted from the detailed consolidated financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, "Operating and Financial Review and Prospects".

For the Years Ended June 30

(US dollars, in thousands, except loss per ordinary share)

	2005	2004(1)	2003(1)
Sales of cobalt	$15,881	$5,019	$1,048
Sales of power	-	404	427
Operating loss	(740)	(303)	(268)
Loss before provision for income taxes	(2,890)	(477)	(2,555)
Net loss	(2,890)	(477)	(2,555)
Basic loss per ordinary share	(0.19)	(0.03)	(0.16)

As at June 30

(US dollars, in thousands)

	2005	2004	2003
Total assets	$51,081	$55,107	$46,928
Total liabilities	3,526	3,179	935
Shareholder's equity	47,555	51,928	45,993
Ordinary stock	15,555	50	50
Additional paid-in capital	37,450	54,403	48,498
Retained deficit	(5,922)	(3,032)	(2,555)
Accumulated other comprehensive income	472	507	-

(1)

Basic loss per ordinary share amounts have been adjusted to account for a forward split which was authorized on September 23, 2004 prior to our ordinary shares being spun-out to the shareholders of KHD Humboldt Wedag International Ltd. (formerly MFC Bancorp Ltd.) on December 30, 2004.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

The information included in this annual report includes, or is based upon, estimates, projections or other "forward-looking statements." Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgement regarding the direction of our business, actual results will almost always vary, sometimes significantly, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and could affect actual results in the future, and cause actual results to differ from the results expressed in any such estimates, projections or other "forward-looking statements." Prospective investors should consider carefully the risk factors set out below.

Risks Associated with Refining

Our subsidiary's cobalt refining operations are subject to market forces beyond our control which could negatively impact the demand for our cobalt or our operational costs, and reduce the economic viability of our operations.

Currently, we earn revenues exclusively from the sale of cobalt that is refined by our subsidiary Kasese Cobalt Company Limited. The marketability of cobalt is affected by numerous factors beyond our control. These factors include government regulations relating to prices, taxes, royalties, allowable production, imports and exports, any of which can increase our operational costs or reduce our refining capacity. In addition, cobalt prices are volatile, and supply and demand for cobalt fluctuates. Consumers, fearing further price increases, tend to increase their purchases in times of rising prices and, anticipating further price decreases, reduce purchases in times of price decline. If the demand for cobalt were to decline, or if we were to incur significantly higher operational and regulatory compliance costs and taxes, our economic viability would deteriorate and the continuation of our business would be threatened.

Our revenues are largely dependent upon cobalt prices that are subject to dramatic and unpredictable fluctuations. A significant drop in cobalt prices could threaten our ability to continue operations.

The current demand for and supply of cobalt are the fundamental influences on the metal's prices, as are technical trends, currency exchange rates, inflation rates, changes in global economies, political factors and a number of other factors. The supply of cobalt, in turn, consists of a combination of mine production and existing stock held by governments, producers, financial institutions, and consumers. As a result, cobalt prices are subject to dramatic and unpredictable fluctuations. The following table sets forth, for the calendar years indicated, the average annual spot price in United States dollars per pound for cobalt cathodes as reported by the United States Geological Survey, Mineral Commodities Summaries (unless otherwise indicated):

Calendar Year	Cobalt Average Spot Price (USD/lb)
2005	14.73 (1)
2004	25.26
2003	9.40
2002	6.91
2001	10.55
2000	15.16

(1)	The 2005 average weekly price as reported by the Metal Bulletin up until November 30, 2005.

We expect that if Kasese Cobalt Company achieves its targeted refining capacity of 60 tonnes of cobalt cathodes per month, the break-even price will be $9.90 per pound, and at 55 tonnes per month, the break-even price will be $10.11 per pound. A drop in cobalt prices below these levels will have an adverse impact on our revenues, and threaten our ability to continue operations or lead us to bankruptcy. For example, due to weak cobalt prices in 2002, the Kasese Cobalt Company refinery was placed on a care and maintenance program under which all cobalt production ceased by September 2002. Operations recommenced approximately one year later when cobalt prices improved significantly.

We may not be able to obtain the required permits to continue our refining operations.

The operations of our subsidiary Kasese Cobalt Company require permits and licences from various governmental authorities. Obtaining such permits is a complex and time consuming process involving numerous agencies. The time involved and success in obtaining such permits is contingent upon many variables not within the control of our company or Kasese Cobalt Company. The failure to obtain such permits or a renewal of such permits could limit or bring to a halt our business, operations and future prospects, and could significantly reduce our ability to generate revenues and could lead us into bankruptcy. Currently, we have all operating permits and licenses needed to conduct the business of Kasese Cobalt Company. Some licenses and permits are only issued on an annual or multi-annual basis and these must be re-applied for when expired. Examples of such annual permits are those required for electrical generation, electricity sales, explosive storage and blasting, manufacturing under bond, and a withholding tax exemption for Kasese Cobalt Company. Examples of multi-year (3 to 5 years) permits are those required for effluent discharge and water extraction by Kasese Cobalt Company from the Mubuku River.

We have a limited operating history on which to base an evaluation of our business and prospects.

We have acquired an indirect 49.2% interest in 36569 Yukon Inc. 36569 Yukon's cobalt refining plant has never operated commercially and has no operating history. We have no way to evaluate whether we will be able to operate our business successfully.

We are subject to environmental protection legislation with which we must comply or suffer sanctions from regulatory authorities. Changes to existing, or the introduction of, new legislation may prove to be too burdensome to permit us to continue business operations.

Our cobalt refining activities are subject to laws and regulations controlling not only the refining of cobalt tailings, but also the possible effects of such activities upon the environment. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral refining operations, such as seepage from tailings disposal areas, which could result in environmental pollution. A violation of such legislation may result in the imposition of substantial fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact statements. Environmental legislation is evolving in a manner which generally means stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of existing plant and proposed projects and higher legal and social responsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral refining operations. Current and future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the exploitation of Kasese Cobalt Company's pyrite stockpile, the extent of which cannot be predicted. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that we may decide to discontinue operations.

The refining industry is highly competitive and there is no assurance that we will achieve success in our refining operations.

The cobalt refining business is competitive. We will continue to compete with other refinery companies, many of which have greater financial and technical resources than us, in the production of cobalt and the acquisition of attractive cobalt properties. There is increasing competition for a limited number of cobalt refining opportunities within Canada, Africa and elsewhere and, as a result of this competition, we may be unable to produce cobalt on terms acceptable to us.

We are a single-metal producer and a prolonged drop in the market price for cobalt may force us to discontinue our operations.

We are a single metal producer, so if the market price of cobalt falls below the cost of production, we will be required to cease operations and again place the Kasese Cobalt Company refinery on a care and maintenance program until the market price of cobalt improves. Most companies produce cobalt in concert with the production of one or more other metals. In such cases, cobalt is usually the secondary metal and as long as the production of the major metal is economic, cobalt will continue to be produced and sold as a contribution to overheads, without absorbing an economic share of production and overhead costs. This is not the case with our company. Our dependence on the refining of a single metal means that if cobalt market prices fall and remain depressed for a sustained period of time, we may be unable to fund a care and maintenance program, in which case we may be forced to dispose of our cobalt refineries.

The supply of pyrite at the Kasese Cobalt Company refinery is limited. Once the supply of pyrite is exhausted, we may discontinue our operations at Kasese.

The feedstock at Kasese Cobalt Company is limited to the stockpiles. There is no alternative supply at this time. Once the current pyrite stockpile is exhausted, which we anticipate will be in approximately 6.9 years based on the current targeted capacity, we may discontinue our operations at Kasese. Without an operating refinery, we will not be able to continue our business.

Seasonality affects our power source. Interruptions to our power source may adversely affect our production rate and cobalt quality, and could therefore adversely affect our financial condition.

The cobalt production of Kasese Cobalt Company is subject to seasonal variation in the wet and dry seasons in Uganda. During the two dry seasons of the year, low water levels in the Mubuku River may preclude the generation of the seven to eight megawatts of power necessary to operate the Kasese Cobalt Company refinery. During these periods the refinery must rely to some extent on the Ugandan electrical grid to supply the shortfall. The refinery is equipped with a diesel generator, but the high cost of diesel-generated power makes it an unsustainable power source, except in times of very high cobalt prices. Ugandan electrical grid power failures are common, especially during the peak hours of consumption between 6 PM and 10 PM. If interruptions to our power supply are prolonged or frequent enough to adversely affect the production rate and quality of Kasese Cobalt Company cobalt, we may be forced to halt our business.

Our proprietary right to license the cobalt extraction process used at the Kasese Cobalt Company refinery is uncertain.

Our proprietary right to license the cobalt extraction process used at the Kasese Cobalt Company refinery is uncertain. The Bureau de Recherches Géologiques et Minères (a French company operating in the geoscience research and development field), who were instrumental in the early stages of the process development, could potentially claim a proprietary interest in the cobalt extraction process if an outside third party attempts to use this process technology. If this were to occur, we would assert our rights to a royalty and, as a last resort, attempt to negotiate an agreement with the Bureau de Recherches Géologiques et Minères to share any royalty extracted. The ownership of the cobalt extraction process technology rights do not affect our operations, but may affect any royalty rights to which we become entitled.

The 36569 Yukon refinery's future operation is uncertain.

We found the availability of cobalt containing feed stocks to be very limited. Due to the limited operations history of the facility our opportunities were limited in terms of guaranteed source of supply at attractive pricing. Furthermore, due to the limited operating history of the facility, we might have to sell product at a discount. The volatile nature of the cobalt price during the course of the year lead us to conclude it would be imprudent to make the capital investments associated with a restart of the cobalt operations at that time. Further, we concluded it would be more prudent to focus on alternative operating scenarios.

Political Risks

We may be adversely affected by political or economic instability, or threat of expropriation in Uganda, where our subsidiary, Kasese Cobalt Company, is located.

Our operating subsidiary, Kasese Cobalt Company, is located in Uganda where business activities may be affected by corruption, political instability, economic instability and threat of expropriation. Any changes in political or economic conditions which may adversely affect our business are beyond our control. The risks include, but are not limited to, terrorism, military repression, expropriation, and high rates of inflation. Any one or more of these factors could compromise Kasese Cobalt Company's ability to achieve its targeted cobalt refining capacity and control its operating costs, or otherwise interfere with normal operation of the Kasese Cobalt Company refinery.

Financing Risks

We generate limited cash flow and may require additional funds to maintain business operations.

We currently generate cash flow from operations and there can be no assurance that future operations will generate sufficient cash flow to satisfy our ongoing cash requirements. In the past, Kasese Cobalt Company has relied on working capital loans from KHD Humboldt Wedag International Ltd. Given current high market prices for cobalt, we anticipate that we will realize sufficient cash flow from the sale of cobalt by Kasese Cobalt Company to cover our cash requirements for the next twelve months. If our revenues prove to be insufficient to meet our cash requirements, we may be required to issue additional shares or seek debt financing to finance our operations. We currently do not have a relationship with an investment bank who will undertake to provide us with working capital loans or any credit facilities. Without adequate cash flow from operations, and if we fail to obtain equity or debt financing when needed, there is a risk that our business operations would be significantly reduced or our business would fail.

Our international operations make us subject to fluctuations in foreign currency exchange rates which in turn may affect our results.

While engaged in the business of processing and refining, our international operations make us subject to foreign currency fluctuations. Such fluctuations may adversely affect our financial positions and results. Our management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and any steps taken may not be effective to eliminate all adverse effects. Accordingly, we may suffer losses due to adverse foreign currency fluctuations.

The royalty payments we are required to make to Newmont Australia reduces the free cash flow available to us by 10%.

We are required to pay royalties to Newmont Australia Limited of 10% of the free cash flow generated by our Kasese Cobalt Company operation, net of capitalized maintenance costs, up to $10.0 million. The absolute amount of the royalty to be paid to Newmont Australia will depend on the level of free cash flow and this will depend on the price of cobalt. Due to the on-going royalty payments, the free cash flow available to us is reduced by 10% until an aggregate of $10.0 million is paid.

Risks Relating to Company Personnel

We are dependent on the services of qualified employees with experience in cobalt refining operations, and the loss of such employees may result in discontinuance of our operations.

We will continue to compete with other refinery companies in connection with the recruitment and retention of qualified employees with the skills and experience necessary for cobalt refining operations. At the present time, a sufficient supply of qualified workers is available for operations at our Kasese Cobalt Company refinery. The continuation of such supply depends upon a number of factors, including, principally, the demand occasioned by other projects. In the case of our operations in Uganda, due to the remoteness and terrorism, new qualified workers may be difficult to find. With respect to terrorism, there is unrest due to the presence of the Lords Revolutionary Army in the northern part of Uganda. The civil wars in the eastern part of the Democratic Republic of Congo and in the Dafur region of Sudan are in close proximity to Uganda and may have the same deterrent effect.

Conflicts of interest may arise as a result of our directors and officers being directors and officers of other natural resource companies.

The following persons are directors, officers and/or shareholders of other natural resource companies: the Chairman of the board of directors of Kasese Cobalt Company, is also the Chairman of the board of directors of Kilembe Mines Limited; a director of Kasese Cobalt Company, is also the President and Chief Operating Officer of Kilembe Mines Limited. While we are engaged in the business of cobalt processing and refining, such associations may give rise to conflicts of interest from time to time. Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest that they may have in any project or opportunity of ours. If a conflict of interest arises at a meeting of our board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. Conflicts may cause lost opportunities for us. In determining whether or not we will participate in any project or opportunity, our directors will primarily consider the degree of risk to which we may be exposed and our financial position at the time. Our directors and officers are free to accept other positions either as directors or employees of other companies, in which case these other positions may impact on the amount of time they are able to focus on our operations. Officers of our subsidiary Kasese Cobalt Company are full-time employees of that company and do not devote any significant time to other commercial activities.

Kilembe Mines Ltd. may, through its sole right to appoint three of the eight directors of Kasese Cobalt Company.

The board of directors of Kasese Cobalt Company consists of eight members. Of these members, Kilembe Mines Ltd. may appoint three members and we may appoint four members to this board of directors. The eighth member is appointed by the remaining board members. If required, the Managing Director has an extra deciding vote.

The operations at our Kasese Cobalt Company refinery may be adversely affected due to a work stoppage by the unionized workforce.

Kasese Cobalt Company has approximately 247 employees, of which 121 employees belong to a non-compulsory Ugandan national union, Uganda Mines Metal and Allied Workers Union. With a unionized workforce, we need to enter into collective bargaining and any unresolved issues in negotiations could lead to work stoppages that would adversely affect our business by bringing our refinery operations to a halt.

Risks Relating to an Investment in our Securities

Our Articles of Association contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Articles of Association contain provisions that state, subject to applicable law, we shall indemnify every one of our directors or officers against all losses or liabilities which our director or officer may sustain or incur in the execution of their duties. Our Articles of Association further state that no director of officer shall be liable for any loss, damage or misfortune which may happen to, or be incurred by us in the execution of their duties. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to us, though such an action, if successful, might otherwise benefit us and our shareholders.

Investors of our company may not be able to sell their shares, as our shares are not publicly traded.

Our shares are not listed or quoted for trading on any securities exchange or national securities quotation system. Accordingly, our shareholders may be unable to sell their shares. We currently have no intention to list or otherwise qualify our ordinary shares for trading on any national securities exchange or securities quotation system.

United States investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult to bring and enforce suits against us. We were incorporated under the International Business Companies Act (British Virgin Islands). All of our directors and officers are residents of countries other than the United States and Canada, and all of our assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon our directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an action could be brought successfully outside the United States against any of such persons or us predicated solely upon such civil liabilities.

We may not be able to declare and pay dividends or distribute cash by way of a return of capital.

Any future payment of dividends or distributions will be determined by our board of directors on the basis of our earnings, debt collection, financial requirements and other factors relevant to cash availability.

Item 4.	Information on our Company.
A.	History and development of our company.

We were incorporated in the Territory of the British Virgin Islands under the International Business Companies Act on November 25, 2003, under the name Nature Extrac Limited. We formally changed our corporate name to Blue Earth Refineries Inc. effective July 8, 2004.

Our registered office is located at Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Our registered agent is Mossack Fonseca & Co. (B.V.I.) Ltd., P.O. Box 3136, Road Town, Tortola, British Virgin Islands.

The Plan of Arrangement

In December 2003, the board of directors of KHD Humboldt Wedag International Ltd. (under its former name, MFC Bancorp Ltd.), at the time our ultimate parent company, effected a plan of arrangement pursuant to section 195 of the Business Corporations Act (Yukon Territory, Canada), whereby, among other things:

1.	KHD Humboldt Wedag International reorganized and consolidated its non-core superfluous cobalt assets in our company; and
2.	distributed all of our issued and outstanding shares to the holders of KHD Humboldt Wedag International common shares, by way of a reduction in stated capital of KHD Humboldt Wedag International.

At that time, KHD Humboldt Wedag International's directly and indirectly held cobalt assets included:

1.	a 75% equity interest in Kasese Cobalt Company held through Sutton Park International Limited which is, in turn, a wholly-owed subsidiary of KHD Humboldt Wedag International;
2.	a debt owed by Kasese Cobalt Company to Sutton Park, the principal amount of which stood at approximately $140.0 million as at December 31, 2003;
3.	a 49.2% equity interest in 4025776 Canada Inc. which in turn holds all of the issued and outstanding shares of 36569 Yukon;
4.	an account receivable of Sutton Park due from 36569 Yukon which stood at approximately CAN$1.7 million as at June 30, 2004; and
5.	an income debenture of 36569 Yukon due 2013 and payable to Sutton Park, the principal amount of which stood at approximately €4,242,000 as at December 31, 2003.

Kasese Cobalt Company operates a cobalt refinery in Kasese, Uganda. 36569 Yukon holds a cobalt extraction facility in Lorrain Township, Ontario, Canada.

Prior to the completion of the plan of arrangement, KHD Humboldt Wedag International held a 49.2% equity interest in 4025776 Canada, which in turn owned all of the shares of 36569 Yukon, indirectly through Sutton Park (as to 26.2%) and 4025750 Canada Inc. (as to 23.0%), a wholly-owned subsidiary of KHD Humboldt Wedag International, incorporated under the Canada Business Corporation Act.

Pursuant to the plan of arrangement, Sutton Park transferred the following assets to us effective December 31, 2003, in exchange for 49,500 shares, with a par value of US$1:

1.	Sutton Park's 75% equity interest in Kasese Cobalt Company;
2.	the debt in the principal amount of approximately $140.0 million owed by Kasese Cobalt Company; and
3.	the income debenture in the principal amount of €4,242,000.

In addition, in order to facilitate the plan of arrangement, New Nature Canco Inc. was incorporated as our wholly-owned subsidiary and New Sutton Canco Inc. was incorporated as a wholly-owned subsidiary of

Sutton Park. Both of these new corporations were incorporated under the Business Corporations Act (Yukon Territory, Canada).

We also altered our share capital to 100,000,000 ordinary shares and 100,000,000 Class A Preferred shares without par value. Sutton Park continued to hold all of the 50,000 issued and outstanding ordinary shares of our company until September 2004 when, under the plan of arrangement, all of these shares were transferred to KHD Humboldt Wedag International. We have not issued any Preferred shares.

Subsequently, under the plan of arrangement, among other things:

1.	a series of inter-corporate transactions among the parties to the arrangement agreement to consolidate the balance of the cobalt assets in our company;
2.

the transfer from Sutton Park to KHD Humboldt Wedag International of all of our issued and outstanding ordinary shares together with certain accounts receivable of Sutton Park (or its subsidiary) due from 36569 Yukon of approximately CAN$1.7 million as at June 30, 2004, in exchange for CAN$2.0 million in cash, a CAN$63.0 million promissory note, and a set-off of approximately CAN$20.0 million in intercorporate debt owing from Sutton Park to KHD Humboldt Wedag International;

3.

a split of our ordinary shares such that the number of our issued and outstanding ordinary shares will equal the number of issued and outstanding common shares in the capital of KHD Humboldt Wedag International; and

4.

a post-split distribution of our ordinary shares to the holders of KHD Humboldt Wedag International common shares by way of a reduction of KHD Humboldt Wedag International's stated capital, on a pro rata basis.

The holders of record of KHD Humboldt Wedag International common shares on the date that was ten business days following the effective date of the registration statement that registered our ordinary shares was entitled to participate in the distribution of our ordinary shares by KHD Humboldt Wedag International. Each holder of KHD Humboldt Wedag International common shares received one of our ordinary shares for each common share of KHD Humboldt Wedag International held on such record date. No consideration was payable by KHD Humboldt Wedag International's shareholders in connection with the distribution.

On September 23, 2004, pursuant to the plan of arrangement, the Articles of Arrangement were filed with the Yukon Registrar of Corporations and the following, as set out in the plan of arrangement, was made effective:

1.

Sutton Park transferred its 26.2% equity interest in 4025776 Canada to New Sutton Canco, in consideration for additional common shares of New Sutton Canco, resulting in 4025750 Canada, New Sutton Canco, and New Nature Canco having no assets or liabilities, except that 4025750 Canada and New Sutton Canco holding approximately 23.0% and 26.2%, respectively, of the common shares of 4025776 Canada, which in turn holds all of the issued and outstanding shares of 36569 Yukon;

2.

4025750 Canada, New Sutton Canco and New Nature Canco amalgamated under Section 195 of the Business Corporations Act (Yukon Territory, Canada) to form Blue Earth Refineries (Canada) Inc., an amalgamated corporation under the Business Corporations Act (Yukon Territory, Canada);

3.	Sutton Park transferred to us one common share in the amalgamated corporation in exchange for one of our ordinary shares;
4.	KHD Humboldt Wedag International transferred to us one common share in the amalgamated corporation in consideration of one of our ordinary shares; and
5.	Sutton Park transferred to KHD Humboldt Wedag International:
(a)	all of our issued and outstanding shares, and
(b)	certain accounts receivable of Sutton Park (or its subsidiary) due from 36569 Yukon of approximately CAN$1.7 million, in consideration of
(i)	CAN$2.0 million in cash,
(ii)	a CAN$63.0 million promissory note, and
(iii)	a set-off of approximately CAN$20.0 million in intercorporate debt owing from Sutton Park to KHD Humboldt Wedag International.

The consolidation of the cobalt assets was completed on December 30, 2004 when:

1.

We completed a stock split that resulted in us having issued and outstanding ordinary shares equal in number to KHD Humboldt Wedag International's issued and outstanding common shares on the distribution record date; and

2.

KHD Humboldt Wedag International distributed all of our issued and outstanding ordinary shares by way of a reduction of stated capital in the amount of approximately CAN$85,076,241 to the holders of record of KHD Humboldt Wedag International common shares on a pro rata basis.

Our ordinary shares are not listed or otherwise qualified for trading on a stock exchange or stock quotation system in Canada, the United States or elsewhere and there is currently no intention to do so. The completed distribution of our ordinary shares by KHD Humboldt Wedag International did not create a public market for our ordinary shares in the United States or elsewhere. However, our ordinary shares are quoted on the Pink Sheets, LLC.

B.	Business overview.

Current Operations

Our business assets are currently comprised of:

1.	our 75% interest in Kasese Cobalt Company, a company which holds and operates a cobalt refinery in Kasese, Uganda; and
2.	our 49.2% interest in 36569 Yukon, a corporation which holds a cobalt refinery.

Details concerning Kasese Cobalt Company are set forth below under the heading "Information Concerning Kasese Cobalt Company" and details concerning 36569 Yukon are set forth below under the heading "Information Concerning 36569 Yukon".

Information Concerning Kasese Cobalt Company

Name and Incorporation

Kasese Cobalt Company was incorporated in the Republic of Uganda on June 24, 1992. The head office of Kasese Cobalt Company is located at the cobalt refinery located at Kasese/Mbarara Road, P.O. Box 524, Kasese, Uganda. The registered office of Kasese Cobalt Company is located at c/o Livingstone Registrars (U), Rwenzori House, P.O. Box 10314, Kampala, Uganda. Kasese Cobalt Company's business is administered principally from its head office and a logistics office at Suite WI, 3 Mukwasi House, Lumumba Avenue, Kampala.

Description of our Interest in Kasese Cobalt Company

We own 75% of the outstanding share capital in Kasese Cobalt Company. Prior to the completion of the plan of arrangement, KHD Humboldt Wedag International had acquired its indirect equity interest in Kasese Cobalt Company.

Kilembe Mines Ltd., which is 100% owned by the government of the Republic of Uganda, owns 25% of the outstanding share capital in Kasese Cobalt Company. Under the development agreement between the Ugandan Government and Kasese Cobalt Company, Kilembe Mines has the right to appoint three members to the board of directors and Blue Earth has the right to appoint four members.

Kilembe Mines is indebted to Kasese Cobalt Company in the amount of $1,634,256 and this amount has been fully reserved as a doubtful debt in the accounts of Kasese Cobalt Company. This debt is to be repaid out of dividends received by Kilembe Mines from Kasese Cobalt Company and, since Kasese Cobalt Company owes us a debt in the principal amount of approximately $137 million as at June 30, 2005, it is unlikely that dividends will be paid by Kasese Cobalt Company to its shareholders in the near future. However, it is expected that Kasese Cobalt Company will pay down the debt owed to us when Kasese Cobalt Company generates surplus cash from its operations.

We intend to distribute to our shareholder(s) cash that we will receive from Kasese Cobalt Company as loan payments, net of any expenses, expenditures and funding for the refinery operations, by way of dividends and/or distributions.

Description of Business of Kasese Cobalt Company

Kasese Cobalt Company operates a cobalt project located in southwest Uganda and recovers the cobalt contained in a pyrite stockpile from a former copper mine. The metal refining operations involve the bioleaching of pyrite concentrate, solvent extraction of the dissolved cobalt and recovery through electro-winning. The Kasese Cobalt Company project, which is located approximately 420 kilometres west of Kampala, includes the Mubuku III hydro-electric power station that has a maximum deliverable capacity of about 9.9 megawatts. While the cobalt refinery was on care and maintenance status prior to recommencing operations in early 2004, electricity generated at Mubuku was sold to the state-owned grid of the Ugandan Electrical Transmission Company Limited.

The project grew out of a feasibility study on the reopening of the Kilembe copper mine that had operated from 1956 to 1978. While it was not economic to recommence copper mining operations, an alternative was to produce cobalt from a pyrite stockpile using bio-leaching technology. The stockpile near Kasese graded 1.38% cobalt. Kasese Cobalt Company subsequently acquired the rights to the pyrite stockpile from Kilembe Mines under an agreement, which is set to expire in June 2012 unless Kasese Cobalt

Company elects to extend it for an additional maximum term of 25 years. Kasese Cobalt Company may terminate the agreement at any time, if the refinery operation is not considered commercially viable.

When operating at full capacity, the power requirements of the Kasese Cobalt Company refinery range between seven and eight megawatts. There are three power sources available to the refinery: the plant is connected to the Ugandan power grid, on site equipment at the plant includes four diesel generators with a capacity of one Megawatt each, and the plant is serviced by a company owned river fed hydro-electric facility of three generation units with a capacity of 3.3 Megawatts each. Excess power, when available, can be sold into Ugandan Electrical Transmission Company's power grid for local use.

In the fiscal year ended June 30, 2001, cobalt production increased on a quarter to quarter basis and reached a total of 575 tonnes for the year. A total of 670 tonnes of cobalt was produced in fiscal 2002. Plant throughput was lower than expected in the bio-leach area and metal recovery also proved to be below expectations.

The problems encountered in the commissioning of the Kasese Cobalt Company project combined with other operational issues resulted in a cost overrun of approximately 54%. The original design parameters of the project included a cobalt price assumption of $15 a pound, estimated cash operating costs of $4 a pound and annual production rate of 1,000 tonnes of cobalt. However, as the Kasese Cobalt Company plant was not able to attain the targeted production efficiency, actual per pound costs were higher.

Kasese Cobalt Company's cash operating cost in fiscal 2001 amounted to $12.01 a pound of cobalt produced. Cash operating cost for fiscal 2002 were $10.23 a pound, although in the last quarter to June 30, 2002, average cash operating cost declined to $9.20 a pound. The Kasese Cobalt Company operations were placed on a care and maintenance status in September 2002. Electricity from the Mubuku power plant continued to be sold into the Ugandan Electrical Transmission Company's power grid.

Kasese Cobalt Company resumed a full-year normal operations and produced metal in 2005. Cobalt output at full capacity is 60 tonnes per month or 720 tonnes annually. The build-up in production, after a shutdown, is gradual due to the required increase in bacteria in the bio-leach tanks.

The Kasese Cobalt Company property is currently a fully operational cobalt bio-leach, solvent extraction and electro-winning refinery.

Description of the Feedstock

The feedstock of the refinery is a cobalt rich pyrite stockpile which was the result of 26 years and 16 million tonnes of copper mining by Kilembe Mines Ltd. The average grade of the stockpile was initially determined by Kilembe Mines, based on concentrator records between 1956 and 1982, as 1.36% cobalt. This average grade of cobalt was confirmed with the further analysis completed by Seltrust in 1982 (1.35% cobalt) and by Kilembe Mines in 1987 (1.4% cobalt). These results were further confirmed by Bureau de Recherches Géologiques et Minères in the original pre-feasibility study (1.27%) and the feasibility study (1.34%). These grades were further confirmed by OMAC Laboratories Ltd. of Galway, Ireland by an analysis of 41 samples for an average of 1.43% cobalt.

Kasese Cobalt Company monitors the cobalt contained in the refinery plant feed on a daily basis and although such testing indicate a 1.40% cobalt feed since the beginning of operations, it continues to use the assayed test average of 1.38% in the calculation of reserves. The composition of the Kasese Cobalt Company refinery pyrite stockpile as determined by daily leach feed testing was as follows for June 30, 2005:

Composition of the Kasese Cobalt Company Refinery Pyrite Stockpile at June 30, 2005
Composite	High (%)	Low (%)
Cobalt	1.635	1.172
Copper	0.6559	0.2615
Nickel	0.1902	0.1382
Iron	37.736	17.066
Sulphur	50.21	33.47

A detailed drilling and survey program in November 2000 established the volume of the remaining stockpiles as 709,000 tonnes at that time. Through process consumption, this volume had been reduced to 515,000 tonnes by June 30, 2005.

The stockpile is located on the higher elevation of a 74 hectare site which is leased from Kilembe Mines Ltd. It is consumed by the application of high pressure water using two water cannons operating at 70 cubic metres per hour. The resulting slurry flows by gravity through a series of control trenches to a sump pump from where it is pumped to the processing plant through stainless steel pipes.

Uganda Economic Profile

The following economic information is taken from The World Factbook 2004.

Uganda has substantial natural resources, including fertile soils, regular rainfall, and sizeable mineral deposits of copper and cobalt. Agriculture is the most important sector of the economy, employing over 80% of the work force. Coffee accounts for the bulk of export revenues. Since 1986, the government - with the support of foreign countries and international agencies - has acted to rehabilitate and stabilize the economy by undertaking currency reform, raising producer prices on export crops, increasing prices of petroleum products, and improving civil service wages. The policy changes are especially aimed at dampening inflation and boosting production and export earnings. During 1990 to 2001, the economy turned in a solid performance based on continued investment in the rehabilitation of infrastructure, improved incentives for production and exports, reduced inflation, gradually improved domestic security, and the return of exiled Indian-Ugandan entrepreneurs. Corruption within the government and slippage in the government's determination to press reforms raise doubts about the continuation of strong growth. In 2000, Uganda qualified for enhanced Highly Indebted Poor Countries debt relief worth $1.3 billion and Paris Club debt relief worth $145 million. These amounts combined with the original Highly Indebted Poor Countries debt relief added up to about $2 billion. Growth for 2001 to 2002 was solid, despite continued decline in the price of coffee, Uganda's principal export. Solid growth in 2003 reflected an upturn in Uganda's export markets.

Principal Holders of Voting Securities of Kasese Cobalt Company

We own 1,674 B class shares or 75% of the share capital of Kasese Cobalt Company. The Government of the Republic of Uganda, through its stake in Kilembe Mines, owns 566 A class shares or 25% of the share capital of Kasese Cobalt Company.

Information Concerning 36569 Yukon

Name and Incorporation

36569 Yukon was incorporated in the Yukon Territory, Canada on July 15, 2003. The registered office of 36569 Yukon is located at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada Y1A 2M9.

Description of our Company's Interest in 36569 Yukon

We own 100% of Blue Earth Refineries (Canada) Inc., the Yukon corporation formed by the amalgamation of 4025750 Canada, New Sutton Canco and New Nature Canco. Blue Earth Refineries (Canada) holds 49.2% of the issued and outstanding common shares of 4025776 Canada, which in turn owns all of the issued and outstanding common shares of 36569 Yukon.

This position was originally acquired by KHD Humboldt Wedag International through its subsidiaries as a result of KHD Humboldt Wedag International having been a debenture holder in Canmine Resources Corporation and facilitating the restructuring and refinancing of the company. Canmine Resources sought protection under the Companies' Creditors Arrangement Act (Canada) when it had failed to make required interest and sinking fund payments in June 2002. Debtor in possession financing was provided to allow the company to attempt an orderly reorganization. The company was placed in court appointed interim receivership on February 26, 2003.

Description of Business of 36569 Yukon

36569 Yukon's refinery is located in Lorrain Township, 450 kilometres north of Toronto, Ontario, Canada. It is adjacent to Highway #567 and is approximately three kilometres north and east of North Cobalt, Ontario, Canada. The refinery was originally built in 1995 by another company at an estimated cost of CAN$30 million. The refinery was intended to process ore from local mines and operated intermittently until 1999, although never at capacity. The refinery was in operating condition when Canmine Resources purchased the refinery in 1999 from the mortgage holders for CAN$6.1 million. Canmine Resources invested approximately CAN$1.0 million in pre-start planning, engineering and process testing and spent an added CAN$5.3 million in modifications to allow for making of value added cobalt chemicals from a variety of feedstocks.

The modifications to the 36569 Yukon refinery were completed on time and on budget in early 2002. This work was conducted under the guidance of AMEC plc, formerly Agra Simons Ltd., a major engineering firm. Control over refinery operations was turned over to Canmine Resources' management in April 2002.

By mid-July of 2002, the refinery's systems and tanks were fully charged with feed and commissioning commenced. During this commissioning period, the process loading required 52 days. The refinery produced a non-commercial run of approximately 1,845 pounds of cobalt carbonate and 2,215 pounds of nickel carbonate, prior to management's decision to place the facility on a care and maintenance program when Canmine Resources filed for protection under the Companies' Creditors Arrangement Act (Canada). After being in operation for only three months, including the loading procedures, it was found that the refinery processes faced a number of challenges as some unit operations did not perform as required for the refinery to achieve the desired product quality or reasonable level of cobalt recovery. This was confirmed by a study of results from 2002 by a professional process engineering firm commissioned by 36569 Yukon in March 2004 that identified significant shortcomings in the design basis of the refinery, which need to be addressed before the refinery can be restarted.

Canmine Resources' planned output during the first full year of operation was 300 tonnes of cobalt contained in the value-added chemical form of cobalt carbonate. Based on feedstock blends anticipated to be available at the time, it was anticipated that the refinery would also produce about 100 tonnes of nickel, 70 tonnes of copper and up to 75,000 ounces of silver contained in purchased concentrate. Canmine Resources' expansion plans envisioned phase two and phase three capacity increments to 1,000 tonnes and 2,000 tonnes, respectively, contained in value added compounds. Other by-products that could be recovered in the refinery include nickel, copper, silver, gold or platinum elements in residual or concentrate form.

Although the annual design capacity of the 36569 Yukon refinery is 300 tonnes, it is based on the assumed characteristics of the low grade tailings that Canmine Resources had purchased in 2000 from Agnico-Eagle Mines Limited as a partial feedstock to blend with higher grade material. 36569 Yukon did not acquire the Agnico-Eagle Mines feedstock when 36569 Yukon purchased the refinery out of bankruptcy. Agnico-Eagle Mines had operated a local silver refinery that had been closed for a number of years. The acquired concentrate graded less than 3% cobalt and also contained approximately 12% arsenic, a characteristic that complicated the refining process.

In 2004, 36569 Yukon engaged a professional process engineering firm to test, analyze and study mine tailings samples from a potential tolling client with the view to establishing the characteristics of the refined product and order of magnitude operating costs. The results of this study were that essentially new feed preparation, product drying and vent scrubbing equipment were required for effective and efficient operation of 36569 Yukon's refinery. Furthermore, modifications and relocation of some existing equipment associated with the leaching, purification and precipitation systems were also recommended. The costs associated with these recommendations ranged from approximately CAN$3.1 million to CAN$4.1 million. Considering the variability of the feedstocks that may become available, the engineering firm recommended a budget of approximately CAN$5.0 million for the necessary upgrades over a nine to twelve-month period, including contingencies.

In 2005, we found the availability of cobalt containing feed stocks to be very limited. Due to the limited operations history of the refinery, our opportunities for guaranteed sources of supply at attractive pricing were limited. The limited operating history of the refinery may require us to sell product at a discount. The volatile nature of the cobalt price during the course of the year lead us to conclude it would be imprudent to make the capital investments associated with a restart of the cobalt operations at that time. Further, we concluded it may be more prudent to focus on alternative operating scenarios, which included (i) participating in the gas to liquid ("GTL") market, (ii) dismantling the plant and relocating it closer to dependable feedstock sources, (iii) using the hydrometallurgical processes in recycling waste streams, and (iv) selling the facility.

Participating in the GTL market

The GTL market will become a major consumer of cobalt as it is used as an ingredient in the catalyst consumed in this conversion process. In March and April 2005, discussions were held with three major consortiums active in the GTL market. As a result of these discussions, it is evident the refinery may have a role in this market but the market will not fully develop for two to three years.

Dismantling the Facility and reassembling in closer proximity to a feed stock source

In April 2005, we entered discussions with a European commodities group to explore the potential for dismantling the plant and relocating it close to ample feed stock supplies. After investigating a number of alternatives, 36569 Yukon received a proposal in early November 2005 under which the plant would be relocated to South Africa in partnership with other firms owning cobalt feed, having plant operating capabilities and an outlet for the product. 36569 Yukon made a counterproposal regarding valuation of the plant and equity participation content. This counterproposal is currently under consideration by the partners. Also, a consultant, at no cost to 36569 Yukon, is preparing an estimate for the dismantling of the facility on behalf of the partners.

Using the hydrometallurgical processes in recycling waste streams

Although originally designed as a refinery for processing cobalt based materials, the refinery is actually a hydrometallurgical metals extraction facility and as such is amenable to a variety of uses. One such use is as a recycling plant where waste materials containing valuable metals are processed, the metal extracted and sold for reuse to the same customer providing the waste stream. This application is particularly attractive as the feed stock and purchaser of the processed material is the same, the arrangements can be long term and the transactions are much less sensitive to swings in the commodity markets. In April, 2005, 36569 Yukon entered into an arrangement with a group of highly experienced North American chemical processing experts to complement and strengthen the in-house capabilities and enhance the potential for successfully approaching major international firms with relevant waste streams. Discussions with two such firms were initiated in June 2005.

Over the balance of the year, a variety of bench scale tests were performed confirming the ability of the facility to process the waste streams and effectively recover the target metals. Discussions were continued and letters of intent for long term commitments from both firms are under negotiation.

Selling the refinery

Another alternative 36569 Yukon explored in 2005 was selling the facility. In September 2005, 36569 Yukon received an expression of interest to acquire the refinery from a Canadian group. In late November, this group sent a team of experts to perform due diligence at the refinery. Based on these due diligence efforts, the group provided a letter of intent in December, the terms of which are currently under negotiation.

Each of these options is expected to be developed sufficiently for detailed evaluation by the end of the first quarter of calendar year 2006. 36569 Yukon intends to select the option most appropriate for the shareholders by the summer in 2006.

Principal Holders of Voting Securities of 36569 Yukon

We hold a 49.2% interest in 36569 Yukon through Blue Earth Refineries (Canada). Blue Earth Refineries (Canada) holds 49.2% of 4025776 Canada, which, in turn holds 100% of the share capital of 36569 Yukon. 50.8% of 4025776 Canada is held by third parties unrelated to us: 45.3% by First Equity Securities AG, 2.9% by Holinger Asset Management AG, and 2.6% by Gemarfin SA. The involvement of these three third parties in the operations of 36569 Yukon is limited to evaluating and consenting to the expenditures proposed by management of 36569 Yukon.

Revenues

At present, the revenue earned by us comes from cobalt sales of Kasese Cobalt Company. In 2004, Kasese Cobalt Company entered into a distribution agreement with Danzas, a wholly-owned subsidiary of MFC Commodities GmbH ("MFCC", a subsidiary of KHD Humboldt Wedag International), whereby Kasese Cobalt Company is paid $12 per pound in cash. With the excess of net cash received above $12 per pound, 50% is applied against the $140 million debt that Kasese Cobalt Company owed us, and the other 50% is retained by Danzas. This distribution agreement between Kasese Cobalt Company and

Danzas was assigned to us at the completion of the plan of arrangement. MFCC continues to be our sales agent.

Monthly production since start-up has increased from 30 to 57 tonnes as of November 30, 2005. The expected capacity of the Kasese Cobalt Company refinery is 60 tonnes per month. The revenue generated will depend upon sale volume, monthly production tonnage attained and the world cobalt price.

Principal Market

Kasese Cobalt Company markets, to MFC Commodities GmbH, its production to metal traders. Kasese Cobalt Company does not have any direct connection with the end user.

Seasonality of our Business

Kasese Cobalt Company's cobalt production is subject to seasonal variation in the wet and dry seasons in western Uganda. During the two dry spells per year (January/February and June/July), the output of the Mubuku III power station is reduced. During these periods, power failures of the national grid cause interruptions to production, which cause a loss of production quantity as well as a deterioration of quality. The wet season may also cause temporary disruptions to the ability to deliver production to Mombassa due to local road conditions. The on-site diesel generators cannot always compensate for national grid failures in time of low output from the Mubuku III power station.

Sources and Availability of Raw Materials

The source of raw materials for the Kasese Cobalt Company refinery is restricted to the pyrite stockpile located on the Kasese Cobalt Company refinery property. This stockpile contained an estimate of 920,000 tonnes of pyrite when the project was started (which was later reduced as the result of a more detailed survey in November 2000), and on June 30, 2005, there were approximately 515,000 tonnes remaining to be processed. At the expected rate of consumption, the remaining stockpile will be exhausted in 6.9 years time. At that time, the site may have to be rehabilitated and abandoned. Due to the remoteness of the Kasese Cobalt Company site, it may not be economic to import raw material to extend the life of the refinery.

Patents and Licenses; Industrial, Commercial and Financial Contracts; and New Manufacturing Processes

Kasese Cobalt Company has all the required permits and licenses to conduct its present business. These are extensive and varied, ranging from government royalty agreements and effluent discharge permits to a local business license. The process utilized by Kasese Cobalt Company was developed, in concert with the Bureau de Recherches Géologiques et Minères, during the planning and commissioning of the project. The process has subsequently been modified to such an extent that it has evolved into a process unique unto itself. There is no assurance that Bureau de Recherches Géologiques et Minères would not claim a proprietary interest in the process, and in previous years, there were discussions as to who held the proprietary rights to the cobalt extraction process. Kasese Cobalt Company is of the opinion that all proprietary rights to the process utilized by Kasese Cobalt Company are the property of Kasese Cobalt Company.

Kasese Cobalt Company enters into various contracts for the supply of limestone, hydrated lime, petroleum, energy and chemicals used in the production process in the normal course of business. Other permits and licenses include: waste water discharge, surface water abstraction, withholding tax exemption, keeping financial records in US dollars, limestone blasting, embedded power producer sales, power generation, cobalt export, employees union agreement, property and limestone quarry leases.

Cobalt output is budgeted at 60 tonnes per month or 720 tonnes annually.

36569 Yukon currently owns no patents or licenses and it has no material contracts other than the Trust Indenture dated August 8, 2003 between 36569 Yukon and Thurn & Taxis Capital Management AG relating to the secured income debentures due 2013.

Competitive Conditions

Many of our competitors are national or international companies with far greater resources, capital and facilities than us. Most of these companies produce cobalt in concert with the production of one or more other metals. In such cases, cobalt is usually produced as a secondary metal for as long as the production of the major metal or metals is economic, as a contribution to overheads without absorbing an economic share of production and overhead costs. This is not the case with our company, which is currently engaged in the recovery and refining of cobalt only. Our dependence on the refining of a single metal means that if cobalt market prices fall and remain depressed for a sustained period of time, we may be forced to halt our business operations and to again place our facilities on a care and maintenance program.

Even if the market price of cobalt were to improve sufficiently to make our refining operations economically viable, the reactivation phase could take some time if changes in technology, permit requirements, environmental legislation or other operational considerations require us to undertake significant upgrades to our facilities. Those of our competitors who may have been able to fund the operational status of their facilities through the production and sale of other metals during the period of our care and maintenance program would likely be able to recommence their cobalt refining operations much more quickly than us, and thereby stand a much better chance of taking a lead in market share for cobalt sales.

Governmental Regulations

Refining operations are subject to a wide range of government regulations such as restrictions on production, price controls, tax increases, expropriation of property, environmental protection, protection of agricultural territory or changes in conditions under which minerals may be marketed, any of which could have the effect of reducing or preventing us from exploiting any pyrite deposits on our property.

C.	Organizational Structure.

With the completion of the distribution of all of our ordinary shares to the shareholders of KHD Humboldt Wedag International in December 2004, our company ceased to be wholly-owned by KHD Humboldt Wedag International and ceased to be a company within KHD Humboldt Wedag International's corporate group. Those holders of common shares of KHD Humboldt Wedag International on the record date received one of our ordinary shares for each common share of KHD Humboldt Wedag International held.

We currently hold a majority interest in one subsidiary and a 100% interest in another subsidiary. The names of our subsidiaries, their jurisdiction of incorporation, our percentage voting ownership and the owner of such interests are as follows:

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Owner of Interests	Shareholding of the Owner of Interests
Kasese Cobalt Company Limited	Uganda	Blue Earth Refineries Inc.	75.0%
Blue Earth Refineries (Canada) Inc.	Yukon, Canada	Blue Earth Refineries Inc.	100.0%

Blue Earth Refineries (Canada) holds 49.2% of the issued and outstanding shares of 4025776 Canada which, in turn, holds all of the issued and outstanding shares of 36569 Yukon.

We expect that if Kasese Cobalt Company achieves its targeted refining capacity of 60 tonnes of cobalt cathodes per month, the break-even price will be $9.90 per pound, and at 55 tonnes per month, the break-even price will be $10.11 per pound. For every $1 per pound movement in the cobalt cathode price above break-even price, Kasese Cobalt Company's pre-tax cash flow moves in direct proportion by approximately $1.5 million at our projected production level. Current Kasese Cobalt Company tax losses amount to approximately $165 million.

D.	Property, Plants and Equipment.

Our executive office is located at 8th Floor, Dina House, 11 Duddell Street, Central, Hong Kong SAR, China. This space accommodates all of our executive and administrative offices.

We believe that our existing facilities are adequate for our needs through the end of the year ending June 30, 2006. Should we require additional space at that time, or prior thereto, we believe that such space can be secured on commercially reasonable terms.

Kasese Cobalt Company Cobalt Refinery

Due to weak cobalt prices, KHD Humboldt Wedag International placed the plant on a care and maintenance program under which all cobalt production ceased by September 2002. Due to significantly improved cobalt prices, operations were recommenced at the plant in December 2003, and it is now engaged in the extraction of cobalt from the pyrite stockpile. As of June 30, 2005, the stockpile contained approximately 515,000 tonnes of material with an average grade of 1.38% cobalt. The plant recovers cobalt metal from cobalt concentrate using a combination of bio-leaching, solvent extraction and electro-winning. Site construction of the plant commenced in November 1997 and was completed on July 1, 1999. Plant commissioning ran into various difficulties which continued from completion until June 30, 2001. The plant currently employs approximately 247 personnel.

Cobalt output at the refinery is budgeted at 60 tonnes per month or 720 tonnes annually. The original design parameters of the project included an annual refining capacity of 1,000 tonnes of cobalt. The Kasese Cobalt Company refinery has not been able to attain the targeted refining capacity, resulting in higher refining costs per unit produced.

Kasese Cobalt Company also owns a hydro-electric power station with three hydro-electric generation units with a combined capacity of 9.9 megawatts. The power requirements of the Kasese Cobalt Company refinery range between seven and eight megawatts. Excess power, when available, can be sold into the Ugandan Electrical Transmission Company's power grid for local use. The hydro-power plant is approximately 22 kilometres from the cobalt refinery. Demands for electricity on the western Ugandan power grid continue to be in excess of generating capacity during heavy load periods.

The site of the refinery is three miles south of Kasese on the Kasese to Mbarara Road. The latitude and longitude references are 30 degrees, 5 minutes east and 0 degrees, 9 minutes north. The refinery site is 1,250 metres long by 750 metres wide. There is a further 40 hectares of adjacent land owned by Kasese Cobalt Company which is available for tailings pond expansion.

Kasese Cobalt Company utilizes bioleaching as the primary stage of cobalt removal. There are five bioleaching tanks each with a production utilization capacity of 1,280 cubic metres. During normal production, these tanks contain 23.5 tonnes of cobalt in solution. The tanks are mechanically agitated while air is being forced through the pyrite solution to create the necessary environment for the bioleach bacteria to break down the raw material into a solution which can be fed through the iron removal and stabilization phases of the process.

In the iron removal stage, the solution pH is adjusted to precipitate the iron content and a belt filter process removes the solids contained in the solution. The belt filter has a rated capacity of 65 cubic metres per hour.

The solution is then fed into the lower terrace for solvent extraction of the other metals in solution. Using pH adjustment and various chemicals, the trace metals are separated into different streams. Zinc is extracted followed by nickel and copper which are recovered in the form of hydroxides. These processes result in an electrolyte solution containing between 4.5 and 5.0 grams of cobalt per litre, which is then electroplated into 99.8% cobalt metal in the electrowinning tank house. The cobalt is, by electrolysis, plated onto cathodes which are then removed in rotation and the cobalt metal is recovered for cleaning, burnishing and crushing into the final product, crushed cathode cobalt.

Effluent from the process is treated to precipitate contaminates and discharged into tailings dams. Once the discharge complies with environmental discharge standards, it is then released to the Rokoki River at a maximum rate of 104 cubic metres per hour.

36569 Yukon Cobalt Refinery

We hold 100% of the issued and outstanding shares of Blue Earth Refineries (Canada), the Yukon corporation formed by the amalgamation of 4025750 Canada, New Sutton Canco and New Nature Canco. Blue Earth Refineries (Canada) owns a 49.2% interest in 4025776 Canada which in turn holds 100% of the issued and outstanding shares of 36569 Yukon. 36569 Yukon owns a cobalt refinery located in Lorrain Township, 450 kilometres north of Toronto, Ontario, Canada. It is adjacent to Highway #567 and is approximately three kilometres Northeast of North Cobalt, Ontario, Canada.

The 36569 Yukon refinery is a hydrometallurgical cobalt extraction facility employing environmentally compatible and commercially proven technologies. Unlike the Kasese Cobalt Company project which produces cobalt metal through an electrowinning process, the 36569 Yukon refinery produces cobalt compounds that are generally priced at a premium to cobalt metal.

36569 Yukon owns 40.2 acres (16 hectares) of land in North Cobalt, Ontario, Canada. Specifically, the site is located in the northern half of Lot 1, Concession 12, Lorraine Township, District of Timiskarning in Ontario, Canada. The site consists of a cobalt refinery building, a tank farm and tailings pond.

The refinery building encompasses 34,676 square feet and house a variety of hydrometallurgical processing equipment including a pressure acid leach system, a solvent extraction system, a Merril-Crowe precipitation process, drying, packing and storage areas.

The tank farm has three above ground storage tanks: two with a 41,000 litre capacity and one with a 93,000 litre capacity. There are no underground storage tanks on the property. The tailings pond has a capacity of 23,300 cubic meters.

The refinery has all environmental permits required for operation and an active monitoring plan to maintain compliance with the permit requirements.

Plan of Operations

Our current overall plan is to operate the Kasese Cobalt Company refinery only during such time when cobalt market price makes operations profitable until its pyrite stockpile is exhausted. Our immediate focus is to achieve a steady capacity production level while the cobalt price is at the present profitable levels. Our secondary goal is to reduce the costs of production through the reduction in the volume of refining chemicals being consumed. This is an ongoing process and management believes that, given a stable level of production, considerable savings can be achieved.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis of our financial condition and results of operations for the two years ended June 30, 2005, 2004 and 2003 should be read in conjunction with our consolidated financial statements and related notes included in this annual report. Our financial statements included in this annual report were prepared in accordance with United States generally accepted accounting principles.

A.	Operating results.

Our results of operations have been, and may continue to be, affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of prices and interest rates, currency values, commodities prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Factors of a local nature, which include the political, social, financial and economic stability, the availability of capital, technology, workers, engineers and management, geological factors and weather conditions, also affect our results of operations. See "Key Information – Risk Factors". As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period.

The spot market for cobalt is negotiated between the producers or an intermediary trader and the end user. Cobalt is not listed on any trading exchange, so no official current market price exists. Western Mining Corporation offers small quantities (usually five or ten tonne lots) for sale on its company web site. The London-based Metal Bulletin magazine is published weekly and gives high and low prices for 99.3% and 99.8% cobalt. These prices are produced from information made available to the magazine and do not purport to reflect the average of all transactions. Many producers and customers enter into long term contracts for the supply of a given volume of cobalt at prices that are fixed or determined by formula (based on Metal Bulletin or Western Mining quotes). Within the two concentrate grades of 99.3 and 99.8% there is a large variation in level of various impurities measured in parts per million. Some impurities are of a major concern to some consumers and not to others, depending on the final product incorporating the metal. Thus the market is further complicated by these different levels of acceptability. The cobalt produced by Kasese has tended to be priced at between the low and high prices for 99.8% concentrate grade cobalt. Due to the recent volatility of prices, consumers have purchased heavily when prices were rising, fearing higher costs and have avoided any inventory build up as prices fall, waiting for better costs.

Year Ended June 30, 2005 Compared to Year Ended June 30, 2004

Our company sold 1.1 million pounds of cobalt for $15.9 million in the fiscal year 2005, compared to 353,572 pounds of cobalt for $5.0 million in the fiscal year 2004. The average net price realized was $13.9 per pound in the fiscal year 2005, compared to $14.20 per pound in the fiscal year 2004. Kasese Cobalt Company was placed on a care and maintenance program in September 2002. It resumed production in 2004.

Kasese Cobalt Company earned $nil and $0.4 million from power sales in each of the fiscal year 2005 and 2004, respectively. Its hydro-power plan generates electricity for its own use, and any excess power, when available, is sold to a government power company. The cost of sales was $12.8 million and $3.7 million for the fiscal years 2005 and 2004, respectively. The gross profit was $3.1 million and $1.7 million for the fiscal years 2005 and 2004, respectively.

The general and administrative expenses were $3.8 million and $1.7 million for the fiscal years 2005 and 2004, respectively. The rehabilitation expense was $0.1 million and $0.3 million for the fiscal years 2005 and 2004, respectively. The operating loss was $0.8 million and $0.3 million for the fiscal years 2005 and 2004, respectively.

We recognized an equity loss of $2.1 million, representing our proportionate share in the operating loss of our equity method investee, for the fiscal years 2005 and 2004.

The net loss was $2.9 million (or basic loss per share of $0.19) and $0.5 million (or basic loss per share of $0.03) for the fiscal years 2005 and 2004, respectively.

Year Ended June 30, 2004 Compared to Year Ended June 30, 2003

Our company generated $5 million in sales in fiscal year 2004, compared to $1 million in sales in the same period in 2003.

Kasese Cobalt earned $0.4 million from power sales in fiscal year 2004 and 2003, respectively. The cost of sales was $3.7 million and $0.6 million for the fiscal years 2004 and 2003 respectively. The gross profit was $1.7 million and $0.9 million for the fiscal years 2004 and 2003, respectively.

The general and administrative expenses were $1.7 million and $1.2 million for the fiscal years 2004 and 2003, respectively. The rehabilitation expense was $0.3 million and $6,000 for the fiscal years 2004 and 2003. The operating loss was $0.3 million for the fiscal years 2004 and 2003.

We recognized an equity loss of $0.5 million and $nil for the fiscal years 2004 and 2003.

The net loss was $0.5 million (or basic loss per shares of $0.03) and $2.6 million (or basic loss per share of $0.16) for fiscal years 2004 and 2003, respectively.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with applicable generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgements and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgements become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our consolidated financial statements included in this annual report.

Revenue Recognition

Sales revenue is recognized in the period during which the cobalt has been shipped from the refinery, its title has passed to the selling agent, the amount of the revenue is fixed, agreed or determinable and the collectibility is reasonably assured.

Valuation of Equity Method Investments

We have certain investments which are accounted for by the equity method. Under the equity method, the investment is initially recorded at cost, then reduced by dividends and increased or decreased by our proportionate share of the investee's net earnings or loss.

When there has been a loss in value other than a temporary decline, the investment will be written down to recognize the loss. The write-down is included in the determination of income.

A decline in value may be only temporary in nature or may reflect conditions that are more persistent. Declines may be attributable to general market conditions, either globally or regionally, that reflect the prospects of the economy as a whole or prospects of a particular industry or a particular company. Such declines may or may not indicate the likelihood of ultimate recovery of the carrying amount of a security. We regularly review our position to determine whether an other than temporary decline exists.

In determining whether the decline in value is other than temporary, quoted market price, if available, is not the only deciding factor. We consider, but such consideration is not limited to, the following factors:

(a)	trend of the quoted market price and trading volume, if available;
(b)	financial position and results for a period of years;
(c)	liquidity or going concern problems of the investee;
(d)	changes in or reorganization of the investee and/or its future business plan;
(e)	outlook of the investee's industry;
(f)	the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and
(g)	our business plan and strategy to divest the security or to restructure the investee.

Impairment of Long-Lived Assets

We periodically evaluate long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, we estimate future cash flows expected to result from the use of the asset and its eventual disposition. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require our management to make subjective judgements. In addition, the time periods for estimating future cash flows is often lengthy, which increases the sensitivity of the assumptions made. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. Our management considers the likelihood of possible outcomes in determining the best estimate of future cash flows.

Rehabilitation Provision

Our refinery activities are subject to various laws, statutes, ordinances and contracts governing the protection of the environment. We adopt Financial Accounting Standards Board Statement ("FAS") No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

FAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. A legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel.

In compliance with the FAS No. 143, we recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an asset retirement obligation, we capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. In periods subsequent to initial measurement, we recognize period-to-period changes in the liability for an asset retirement obligation resulting from (a) the passage of time and (b) revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

Accounting for rehabilitation provision requires management to make estimates of the future costs that we will incur to complete the reclamation and remediation work required to comply with the current laws, statutes, ordinances and contacts. We base on the current reserve data to estimate the future costs. We also need to make interpretation of such laws, statutes, ordinances and contracts, and our interpretation may be different from that of the lawmakers, regulatory agencies or other contracting parties. Furthermore, future changes and amendment to the laws, statutes, ordinances and contracts usually increase the extent of the reclamation and remediation work required to be performed. Actual costs incurred in the future periods could differ from our current estimates. Any such increases in the future costs could have a material adverse impact on our financial positions and result of operations.

Inventories

Currently, we recover and refine cobalt. Based on engineering estimates, as of June 30, 2005, the remaining pyrite stockpile at the Kasese Cobalt Company refinery is approximately 515,000 tonnes and at a contained cobalt level of 1.38% and a processing efficiency of 70%, this stockpile will yield approximately 4,975 tonnes of saleable cobalt or approximately 6.9 years at full capacity of 720 tonnes of saleable cobalt per year.

Our inventories also consist of spare parts and materials, work-in-progress and finished goods. Spare parts and materials are stated at the lower of the weighted average cost or replacement cost. We review the valuation allowance periodically. The primary factors that affect the valuation allowance include the short-term and long-term metals prices and the current production process which includes, but is not limited to, the input factors such as labor, fuel and energy, materials and supplies, the quality of the finished goods, the production level, productivity and efficiency.

Work-in-progress represents materials that are currently in the process of being converted into a saleable product. We measure the work-in-progress in term of a percentage of finished goods. Such estimation is based on our production and process engineering reports. The work-in-progress is valued at the weighted average cost of production and the net realizable value of its finished product less additional cost to complete, whichever is lower.

Finished goods of cobalt are stated at the lower of weighted production cost or net realizable value. The production costs include the material cost, depreciation, direct labor and manufacturing overhead.

We review the valuation allowance for the work-in-progress and finished goods periodically, and not less than on a quarterly basis.

The allocation of cost to work-in-progress and finished goods involves the use of estimates and assumptions, which include the production and engineering data. A degree of judgment is involved in determining such assumptions and estimates and no assurance can be given that actual results will not differ significantly from the corresponding estimates and assumptions, until all work-in-progress has been converted into finished goods.

We review our inventory activity reports regularly, and perform a stock count at least once a year. We review our inventory activity reports as part of our production planning and control procedures, as well as financial control. During such review, we identify the slow-moving, obsolete or excess spare parts and materials, if any. Our production engineers may modify our production process, to a limited extent, to use such slow-moving or excess materials in the production, or put them into alternative use. The slow-moving items may indicate that such items are damaged. Management usually reviews the inventory activity reports with our finance department to determine whether a write-down or valuation allowance is required. Unless the items are badly damaged, the review of the slowing moving, excess or obsolete items and their alternative use are judgmental and their ultimate outcome may be different from what we estimate. Since we re-started our production in February 2004, we did not expect that the provision for obsolescence, damage or excess would have a significant impact on our financial positions as at June 30, 2005.

Recent Developments

Cobalt production for the year ended June 30, 2005 was 582 tonnes and has averaged 57.2 tonnes per month from July to November, 2005. The market price for Kasese grade cobalt has declined from $24 on June 30, 2004 to $13 on June 30, 2005. The current price of Kasese grade cobalt is $12.00 per pound.

Since June 30, 2005, the price of cobalt has experienced market volatility. The Company sold 387,172 pounds of cobalt for $4.7 million in the quarter ended September 2005 in which the average net price realized was $12.1 per pound. The market price per pound for the type of cobalt sold by Kasese Cobalt Company declined from $13.0 in June 2005 to a low of $11.5 in November 2005 before increasing to $12.0 in early December 2005.

B.	Liquidity and capital resources.

As of June 30, 2005, we had cash on hand of $0.7 million and as of June 30, 2004, we had cash on hand of $17,000.

Operating Activities

The operating activities provided cash of $2.7 in the fiscal year 2005, compared to $68,000 cash used in the fiscal year 2004. A decrease in the amount due from Danzas provided cash of $0.9 million in the fiscal year 2005, compared to an increase of the same used cash of $0.9 million in the fiscal year 2004.

An increase in inventories used $2.5 in the fiscal year 2005, compared to $2.9 million in the fiscal year 2004. A decrease in the amount due to affiliates used cash of $0.5 million in the fiscal year 2005, compared to an increase of the same provided cash of $1.4 million in the fiscal year 2004.

At present, the revenue earned by us comes from cobalt sales of Kasese Cobalt Company. In 2004, Kasese Cobalt Company entered into a distribution agreement with Danzas, a wholly-owned subsidiary of MFCC, a subsidiary of KHD Humboldt Wedag International, whereby Kasese Cobalt Company is paid $12 per pound in cash. With the excess of net cash received above $12 per pound, 50% is applied against the $140 million debt that Kasese Cobalt Company owed us, and the other 50% is retained by Danzas. This distribution agreement between Kasese Cobalt Company and Danzas was assigned to us at the completion of the plan of arrangement. MFCC continues to be our sales agent.. We believe that these arrangements will permit us to generate sufficient cash flow from operations to meet our working capital and other requirements for the next twelve months. There are no material capital expenditures commitments at the Kasese Cobalt Company refinery as the refinery is completed. We incur regular maintenance charges at the Kasese Cobalt Company refinery. Given current market demand for Kasese cobalt, we anticipate that our cash flow from Kasese Cobalt Company will meet our operating expenses.

Investing Activities

The investing activities used cash of $0.3 million and $75,000 on capital assets in the fiscal year 2005 and 2004, respectively.

Financing Activities

The financing activities used cash of $1.8 million for a dividend payment to KHD Humboldt Wedag International Ltd. in December 2004, prior to the distribution of our ordinary shares to the shareholders of KHD Humboldt Wedag International Ltd. We did not have any financing activities during the fiscal year 2004.

We had no material commitments to acquire assets or operating businesses at June 30, 2005. We do not anticipate any acquisition of businesses or commitments to projects in the future. We intend to pay to our shareholders a distribution by way of dividends and/or return of capital in the future, subject to availability of cash and our capital requirements.

Foreign Currency

Substantially all of our operations are conducted in US dollars. The cobalt price is quoted and transacted in US dollars.

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks.

We do not have any derivative instruments which are subject to the requirements of FAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of products sold to our customers. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets and the economy, it could adversely affect our financial position and profitability.

C.	Research and development, patents, licenses, etc.

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, we have not expended any material amounts on research or development.

D.	Trend information.

The commodity price of cobalt has a direct impact on our revenue prospects and our ability to raise capital.

E.	Off-balance sheet arrangements.

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

F.	Tabular disclosure of contractual obligations.

We do not have any contractual obligations and commitments as of June 30, 2005 that will require significant cash outlays in the future.

G.	Safe harbor.

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act ("statutory safe harbors") shall apply to forward-looking information provided pursuant to Item 5.E and F. All information set out in Item 5.E.1 and 5.E.2 is deemed to be a "forward looking statement" as that term is defined in the statutory safe harbors, except for historical facts.

Item 6.	Directors, Senior Management and Employees.
A.	Directors and senior management.

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Blue Earth
Michael J. Smith Director, President and Secretary Age: 57

Director since 2004. As director, Mr. Smith is responsible for the management and supervision of our board of directors and of the affairs and business of our company. As President and Secretary, Mr. Smith is responsible for our day-to-day operations, management of our financing functions and for developing our strategic direction.

Rajesh Kumar Singhal Director Age: 43	Director since 2005. As a director, Mr. Singhal is responsible for the management and supervision of the affairs and business of our company.
Nowroz Jal Cama Director Age: 61	Director since 2005. As a director, Mr. Jal Cama is responsible for the management and supervision of the affairs and business of our company.

Michael J. Smith – Director, President, Chief Executive Officer and Secretary

Mr. Smith has been our President, Chief Executive Officer, Secretary and a director since 2004. Mr. Smith has extensive experience in advisory services, corporate finance and restructuring. Mr. Smith is the President and Chief Executive Officer since 1996, the Secretary since 2003 and a director since 1986 of KHD Humboldt Wedag International, a public traded company listed on the Nasdaq National Market with its common shares registered with the SEC under the Securities Exchange Act of 1934. Mr. Smith is also Chief Executive Officer, Chief Financial Officer and a director of Cathay Merchant Group, Inc., a public company with its common shares registered with the SEC under the Securities Exchange Act of 1934.

Rajesh Kumar Singhal – Director

Rajesh Kumar Singhal has been a director since 2005. Mr. Singhal obtained a Diploma in Tool and Die Making from NTTF Tellicherry Kerola and is employed as a training officer.

Nowroz Jal Cama – Director

Mr. Jal Cama has been a director since 2005. Mr. Jal Cama has extensive experience in banking, corporate finance and human resources development. Since 2005, Mr. Jal Cama has been a director of Sasamat Capital Corporation.

There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings with major shareholders, customers, suppliers or others whereby any person referred to above was selected as a director or executive officer.

B.	Compensation.

During the fiscal year ended June 30, 2005, the aggregate remuneration paid to our directors and executive officers was $nil.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended June 30, 2005 and 2004 to our President and Secretary and to our next four most highly paid executive officers who received a combined salary and bonus during such period in excess of $100,000:

SUMMARY COMPENSATION TABLE
		Annual Compensation		Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	All other Compen-sation
Michael J. Smith President, Secretary and Director	2005 2004	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Option Grants During the Most Recently Completed Financial Year

We did not grant any stock options during the financial year ended June 30, 2005.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

No options were exercised during the financial year ended June 30, 2005 and there are no options currently outstanding.

Option and SAR Repricing

No options were repriced during the financial year ended June 30, 2005.

Directors' Compensation

During the 2005 fiscal year, Michael J. Smith and Rajesh K. Singhal did not receive any compensation as a director of our company. During the same period, Nowroz Jal Cama received $600 per month as compensation as a director of our company. We also reimburse our directors and officers for expenses incurred in connection with their services as our directors and officers.

Stock Option Plan

We do not currently have a stock option plan and there are no stock options outstanding at the date of this annual report.

C.	Board practices.

The election and retirement of our directors are provided for in our Articles of Association. Each director holds office until his or her successor takes office or until his or her death, resignation or removal.

At our last annual meeting of shareholders held in 2004, five directors were elected for five year terms. In 2005, four of our directors, Mr. Shuming Zhao, Dr. Kelvin Yao, Dr. Stefan Feuerstein and Ms. Silke Brossmann, each resigned independently. Dr. Feuerstein resigned on March 9, 2005, Mr. Zhao and Dr. Yao resigned on March 15, 2005 and Ms. Brossmann resigned on April 11, 2005. Two of the resulting vacancies on our board of directors were filled by a resolution of our remaining directors. Mr. Rajesh Kumar Singhal and Mr. Nowroz Jal Cama were appointed as directors to fill the vacancies created by these resignations. Each of them will serve the remaining terms of the directorships to which they were appointed. Commencing with the 2009 annual meeting of shareholders, our directors are required to be divided into five classes: Class I, Class II, Class III, Class IV and Class V, as equal in number as possible.

At each annual meeting of shareholders held after 2009, the successors to the class of directors whose terms then expire must be identified as being of the same class as the directors they succeed, and will be elected to hold office for a term expiring at the fifth succeeding annual meeting of shareholders.

A successor to a director who resigns before the expiration of the director's term will be elected for the remaining term of the resigning director. If the number of directors changes, any newly created directorship or any decrease in directorships must be apportioned among the classes by the directors as to make all classes as equal in number as possible.

Subject to any subsequent amendment to change the number of directors, we shall have a minimum of one director and a maximum of twenty directors.

Every vacancy in our board of directors may be filled by a resolution of our shareholders or of a majority of our remaining directors.

Our directors are not required to own shares, but are entitled to attend and speak at any meeting of our shareholders and at any separate meeting of our shareholders of any class of our shares.

Our Articles of Association also permit our directors to appoint another director or any other person to be the director's alternate provided that the director provides notice in writing to our registered office upon such appointment. Every alternate director is entitled to be given notice of meetings of the directors and to attend and vote as a director at any such meeting at which the appointing director is not personally present. Every alternate director is deemed to be an officer of our company, and is not deemed to be an agent of the appointing director. If giving notice to a director of a resolution requiring his or her approval would result in undue delay or difficulty, the alternate director may approve the resolution on behalf of that director. The remuneration of an alternate director is payable out of the remuneration, if any, payable to the appointing director, in an amount as agreed between the alternate director and the appointing director. A director may at any time revoke the appointment of an alternate director by depositing written notice of the revocation at our registered office. Further, if a director dies or ceases to hold the office of director, the appointment of his or her alternate director will automatically terminate. None of our directors has appointed an alternate director under these provisions.

Audit Committee

We do not currently have an audit committee.

Compensation Committee

We do not currently have a compensation committee.

D.	Employees.

Currently, we do not have any employees. As for our operating subsidiaries, Kasese Cobalt Company has approximately 247 employees, of which 121 employees belong to a non-compulsory Ugandan national union, Uganda Mines Metal and Allied Workers Union. Their current collective agreement is to expire on January 31, 2007. 36569 Yukon has four employees and is not a party to any collective agreement with any labor union.

E.	Share ownership.

There were 15,555,269 ordinary shares of our company issued and outstanding as of December 1, 2005. The number of our ordinary shares owned by our directors or executive officers as of that date were:

Name		Number of Ordinary Shares Beneficially Owned	Percentage(1)
Michael J. Smith		85,000	0.5%
Rajesh Kumar Singhal		Nil	Nil
Nowroz Jal Cama		Nil	Nil
(1)	Based on 15,555,269 ordinary shares issued and outstanding as at December 1, 2005.
Item 7.	Major Shareholders and Related Party Transactions.
A.	Major shareholders.

The following table sets forth, as of December 1, 2005, the only person known to us to be the beneficial owner of more than five (5%) of our ordinary shares:

Name of Shareholder	No. of Ordinary Shares Owned	Percentage of Outstanding Ordinary Shares(1)
Peter Kellogg	4,571,646(2)	29.4%(2)
New Image Investments Co. Ltd. (3)	1,554,400	10.0%

(1)	Based on 15,555,269 ordinary shares issued and outstanding as at December 1, 2005.
(2)

In the public filings made by Peter Kellogg with respect to his shares in our company, 3,998,946 shares are held by IAT Reinsurance Company Ltd., 522,700 shares are held by a foundation which is jointly administered by Mr. Kellogg and his wife and 50,000 shares are held by a partnership controlled by Mr. Kellogg. Mr. Kellogg disclaims beneficial ownership of the shares owned by IAT Reinsurance Company.

(3)	New Image Investments is a wholly-owned subsidiary of KHD Humboldt Wedag International of which Michael J. Smith is a director.

Interest of Insiders in Material Transactions

None of the following persons has any material interest, direct or indirect, in any transaction during the preceding two years or in any proposed transaction which materially affected or will materially affect us or our subsidiaries:

(a)	our directors or senior officers;
(b)	any shareholder holding, directly or indirectly, more than 10% of the voting rights attached to all our shares; or
(c)	any associate or affiliate of any of the foregoing persons.
B.	Related party transactions.

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions since formation of our company to which we were or are a party and in which any of our directors or officers, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in our voting power that gives it significant influence over us, has or will have a direct or indirect material interest nor were any of our directors or officers, any relatives or spouses of such directors or officers, or any individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, indebted to us during this period.

The distribution agreement between Kasese Cobalt Company and Danzas relating to the sale and distribution of Kasese Cobalt Company's cobalt cathodes was entered into in 2004. Pursuant to the distribution agreement, for an initial term ending on December 31, 2014 and with three successive automatic renewal terms of two years each, Kasese Cobalt Company has granted Danzas exclusive world-wide rights to market and sell Kasese Cobalt Company's entire production of cobalt metal broken cathodes, currently totalling approximately 720 tonnes per year, at a purchase price of $12 per pound, plus 50 percent of the difference between $12 per pound and the net selling price attained by Danzas from its customers, but not less than the minimum purchase price of $10 per pound. Kasese Cobalt Company has assigned the portion of the net selling price that exceeds $12 per pound to be applied to repayment of the Kasese Cobalt Company's debt payable to us in the principal amount of approximately $140.0 million as at December 31, 2003. This distribution agreement was assigned to us upon completion of the plan of arrangement.

Danzas had also entered into a sales contract with MFCC under which MFCC is responsible for world sales, sales financing and production performance of Kasese Cobalt Company for a fee of $1.50 per pound sold.

We incurred fee expense of $2.2 million and $0.5 million to MFCC for the years ended June 30, 2005 and 2004, respectively. We had amounts due to MFCC of $0.5 million and $1.4 million as at June 30, 2005 and 2004, respectively, primarily for the purchase of supplies and materials net of cobalt sales proceeds. During the year ended June 30, 2005 and 2004, we purchased supplies and materials amounting to $1.4 million and $1.5 million from MFCC, which is paid in the normal course.

We had amounts due to KHD Humboldt Wedag International of $0.5 million and $nil as at June 30, 2005 and 2004, respectively.

The distribution agreement and the sales contract are considered a related party transaction because Danzas is an indirect wholly-owned subsidiary of KHD Humboldt Wedag International Ltd.

Kilembe Mines Ltd., the 25% owner of Kasese Cobalt Company, owes us $1.6 million in an unsecured loan which is payable through the forfeiture of any future dividends which may be payable by Kasese Cobalt Company.

C.	Interests of experts and counsel.

None of the named experts or counsellors employed on a contingent basis owns shares in the company or its subsidiaries or has a material, direct or indirect economic interest in the company or that depends on the offering.

Item 8.	Financial Information.
A.	Consolidated statements and other financial information.

Our consolidated financial statements are stated in United States dollars and are prepared in accordance with accounting principles generally accepted in the United States of America.

Financial Statements filed as part of this annual report:

Consolidated Financial Statements of Blue Earth Refineries Inc. for the years ended June 30, 2005 reported on by Davidson & Company LLP

Auditor's Report of Independent Registered Public Accounting Firm dated December 2, 2005

Auditor's Report of Independent Registered Public Accounting Firm dated September 3, 2004

Consolidated Balance Sheets as at June 30, 2005 and 2004

Consolidated Statements of Operations for the years ended June 30, 2005, 2004 and 2003

Consolidated Statements of Changes in Shareholder's Equity for the year ended June 30, 2005, 2004 and 2003

Consolidated Statements of Cash Flows for the year ended June 30, 2005, 2004 and 2003

Notes to Consolidated Financial Statements

Legal Proceedings

There are no legal proceedings to which we are a party and, to our knowledge, no such proceedings are pending.

Dividend Distributions

We have realized a cash flow from the production at Kasese Cobalt Company. Our board of directors distributed a portion of this cash flow of approximately $1.8 million to KHD Humboldt Wedag International prior to the distribution of our ordinary shares to the shareholders of KHD Humboldt Wedag International. Otherwise, prior to this distribution, we have not paid any dividends since our inception to date. We intend to pay cash dividends or distributions on our shares in the foreseeable future. However, any future payment of dividends or distributions will be determined by our board of directors on the basis of our earnings, financial requirements and other relevant factors. Successful operation of the cobalt assets is subject to a number of risks and uncertainties, including those described under the heading "Risk Factors".

B.	Significant changes.

Our management is not aware of any significant changes.

Item 9.	The Offer and Listing.
A.	Offer and listing details.

The following table sets forth the high and low sales of prices of our ordinary shares on the Pink Sheets LLC for the periods indicated since May 26, 2005, the first day when prices for our ordinary shares were published by the Pink Sheets.

Pink Sheets
	High (U.S.$)	Low (U.S.$)
Annual Highs and Lows
2005	2.85	1.72
Quarterly Highs and Lows
2005
Quarter ended June 30, 2005	2.85	1.37
Monthly Highs and Lows
2005
June	2.85	1.75
July	1.97	1.37
August	1.90	1.50
September	1.85	1.65
October	1.97	1.50
November	1.78	1.38

The transfer of our ordinary shares is managed by our transfer agent, Mellon Investor Services, LLC, 480 Washington Boulevard, Jersey City, NJ 07310.

B.	Plan of distributions.

Not applicable.

C.	Markets.

Our ordinary shares quoted on the Pink Sheets LLC under the symbol "BUERF".

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.	Additional Information.
A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

Incorporated by reference from our Form 20-F filed on October 1, 2004.

C.	Material contracts.

With the exception of the contracts listed below, we have not entered into any material contracts during the last twenty-four months.

1.	Trust Indenture dated August 8, 2003 between 36569 Yukon and Thurn & Taxis Capital Management AG in respect of €10,000,000 variable rate secured income debentures due 2013.
2.	Transfer Agreement made as of December 31, 2003 between our company and Sutton Park.
3.	Distribution Agreement dated June 5, 2004 between Kasese Cobalt Company and Danzas relating to the sale and distribution of Kasese Cobalt Company cobalt cathodes.
4.	Arrangement Agreement dated as of July 13, 2004 among KHD Humboldt Wedag International, Sutton Park, our company, New Sutton Canco, New Nature Canco, and the related plan of arrangement.
5.

Assignment, Consent and Amendment Agreement dated December 30, 2004, among our company, Kasese Cobalt Company, Danzas and Sutton Park whereby the distribution agreement between Kasese Cobalt Company and Danzas was assigned to our company.

D.	Exchange controls.

There are no restrictions on foreign exchange in the Territory of the British Virgin Islands.

E.	Taxation.

United States Federal Income Taxation

The following is a general discussion of the material United States federal income tax consequences which may be applicable to a US holder of our ordinary shares who holds such shares as capital assets. This discussion does not address all relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below and excluded from the definition of a US holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based on sections of the Internal Revenue Code of 1986, as amended, treasury regulations, published Internal Revenue Service rulings, published administrative portions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder of our ordinary shares, and no opinion or representation with respect to the US federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders of our ordinary shares should consult their own tax advisors about federal, state, local and foreign tax consequences.

As used herein, a "US holder" includes a holder of our ordinary shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for US tax purposes, an estate the income of which is included in gross income for US federal income tax purposes regardless of its source, a trust if a court within the United States is able to exercise primary jurisdiction over the trust and one or more US persons have the authority to control substantial decisions of the trust, and any other person or entity whose ownership of our ordinary shares is effectively connected with the conduct of a trade or business in the United States. A US holder does not include persons subject to special provisions of US federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

A distribution to a US holder of our ordinary shares will generally be taxed as follows: first, as a taxable dividend to the extent of the shareholder's pro rata share of our current or accumulated earnings and profits; second, as a return of capital and reduction of the shareholder's basis in our ordinary shares to the extent the distribution exceeds the shareholder's pro rata share of current or accumulated earnings and profits; and third, as capital gain to the extent the distribution exceeds both the shareholder's pro rata share of current or accumulated earnings and profits and such shareholder's cost basis in our ordinary shares.

Foreign Tax Credit

The following is a general discussion of certain possible United States federal foreign income tax credits under current law, generally applicable to a US holder of our ordinary shares who holds such shares as capital assets. This discussion does not address all relevant United States federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of United States federal income tax law, such as those described below and excluded from the definition of a US holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

A US holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our ordinary shares may be entitled, at the option of the US holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the US holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US holder's United States income tax liability that the US holder's foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders of our ordinary shares should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Company

The following is a general discussion of certain possible United States federal income tax consequences generally applicable to a US holder of a passive foreign investment company. This discussion does not address all relevant United States federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of United States federal income tax law and excluded from the definition of a US holder. The company has not made a determination as to whether it would be considered a passive foreign investment company.

If a US holder disposes of shares in a passive foreign investment company, any resultant gain will be subject to a tax that is determined by apportioning the gain pro rata over the entire holding period of the shares. The amount of gain that is apportioned to the current year, and to any pre-1987 holding period, is included in the US holder's current income.

The tax on the amount apportioned to any prior years beginning with 1987 is calculated using the highest tax rate in each applicable year. In addition, interest compounded daily is charged on the tax due for each prior year from the due date of the return for the respective year to the due date for the current year. The interest rate is set quarterly. The US holder's current year tax is increased by the special tax and interest on amounts apportioned to prior years.

A US holder can avoid this special tax and interest charge by making a permanent election to treat a passive foreign investment company as a "qualified electing fund" and to report in each year thereafter such shareholder's pro rata share of the ordinary earnings and net capital gains of a passive foreign investment company. If the election is not made in the first year that the US holder owns the shares, a special election would have to be made to cleanse the effect of the prior year's holding periods.

These rules apply similarly to distributions from a passive foreign investment company that would be considered excess distributions. Complex rules govern the determination of applicable gains and excess distributions, the calculation of the amounts allocated pro rata to prior years, the resultant tax and applicable interest, and the qualified electing fund elections whether as pedigreed or non-pedigreed. Holders and prospective holders of common shares of a passive foreign investment company should consult their own tax advisor regarding their individual circumstances.

F.	Dividends.

Not applicable.

G.	Statements by experts.

Not applicable.

H.	Documents on display.

Upon the effectiveness of this filing, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we will thereafter file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. In addition, the SEC maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at HTTP://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong

Kong SAR, China.

The documents concerning our company may also be viewed at the offices of our corporate solicitors, Clark Wilson LLP, Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1, during normal business hours.

I.	Subsidiary Information.

As at December 1, 2005, our subsidiaries are as follows:

Name	Jurisdiction of Organization	Owner of Interests	Shareholding of the Owner of Interests
Blue Earth Refineries (Canada) Inc.	Yukon, Canada	Blue Earth Refineries Inc.	100.0%
Kasese Cobalt Company Limited	Uganda	Blue Earth Refineries Inc.	75.0%
Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risks from changes in foreign currency exchange rates which may affect our results of operations and financial condition and, consequently, our fair value. We manage these risks through internal risk management policies.

Many of our strategies are based on historical trading patterns and correlations and our management's expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

Foreign Currency Exchange Rate Risk

Our reporting currency is the United States dollar. We hold an income debenture due 2013, representing a principal amount of approximately €4,242,000 issued by our equity method investee, as well as a Canadian dollar receivable from the investee under a credit facility as at June 30, 2005. A depreciation of the Euro and Canadian dollar against the United States dollar will decrease the fair value of our financial instrument assets. An appreciation of the Euro and Canadian dollar against the United States dollar will increase the fair value of our financial instrument assets. The following table provides information about our exposure to foreign currency exchange rate fluctuations for the carrying amount of the investment that may be sensitive to such fluctuations as at June 30, 2005 and 2004 and expected cash flows from these instruments.

As at June 30, 2005 (in thousands)
			Expected Cash Flow(1)
	Carrying Value	Fair Value	2006	2007	2008	2009	2010	Thereafter
Equity method investments(2)	$4,175	$5,180	$2,070(3)	$ -	$ -	$ -	$-	$8,426

(1)	Including interest.

(2)	Consisting of debt securities and advances.
(3)	Assuming the advances will be paid off at the end of the first year.

As at June 30, 2004 (in thousands)
			Expected Cash Flow(1)
	Carrying Value	Fair Value	2005	2006	2007	2008	2009	Thereafter
Equity method investments(2)	$5,912	$6,412	$ - (3)	$1,483(3)	$ -	$ -	$-	$8,564

(1)	Including interest.
(2)	Consisting of debt securities and advances.
(3)	Assuming the advances will be paid off at the end of the second year.
Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

As required by Rule 13a-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report, being June 30, 2005. This evaluation was carried out under the supervision and with the participation of our management, including our president. Based upon that evaluation, our president concluded that our disclosure controls and procedures are effective. There have been no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Item 16.	[Reserved.]
Item 16A.	Audit Committee Financial Expert.

Not Applicable

Item 16B.	Code of Ethics

As a foreign private issuer, we have not yet adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Item 16C.	Principal Accountant Fees and Services.

Audit Fees

Our board of directors appointed Davidson & Company LLP as independent auditors to audit our financial statements for the fiscal year ended June 30, 2005 and Peterson Sullivan PLLC as independent auditors to audit our financial statements for the fiscal year ended 2004.

The aggregate fees billed by Davidson & Company LLP for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal year ended June 30, 2005 were $nil.

The aggregate fees billed by Peterson Sullivan PLLC for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal year ended June 30, 2004 were $178,537.

Audit Related Fees

For the fiscal year ended June 30, 2005, Davidson & Company LLP did not perform any assurance and related services which are not reported under the caption "Audit Fees" above.

For the fiscal year ended June 30, 2004 and 2003, Peterson Sullivan PLLC did not perform any assurance and related services which are not reported under the caption "Audit Fees" above.

Tax Fees

For the fiscal year ended June 30, 2005, the aggregate fees billed for tax compliance, tax advice and tax planning on tax matters by Davidson & Company LLP were $5,953.

For the fiscal year ended June 30, 2004 and 2003, the aggregate fees billed for tax compliance, tax advice and tax planning on tax matters by Peterson Sullivan P.L.L.C. were $nil.

All Other Fees

For the fiscal years ended June 30, 2005, Davidson & Company LLP did not perform any other non-audit professional services, other than those services listed above.

For the fiscal years ended June 30, 2004 and 2003, Peterson Sullivan PLLC did not perform any other non-audit professional services, other than those services listed above.

Our board of directors pre-approves all services provided by our independent auditors. All of the services and fees described under the categories of "Audit Related Fees", "Tax Fees" and "All Other Fees" were reviewed and approved by our board of directors before the respective services were rendered and none of such services were approved by our board of directors pursuant to paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X.

Our board of directors has considered the nature and amount of the fees billed by Davidson & Company LLP, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining Davidson & Company LLP's independence.

Item 16D.	Exemption from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Company and Affiliated Purchasers

We are currently offering to purchase for cash all ordinary shares that on October 20, 2005 were owned by holders of 99 or fewer ordinary shares.

Our offer to repurchase odd-lots will enable our shareholders owning odd-lots to receive cash for their ordinary shares without incurring brokerage fees. This offer is also an attempt to reduce the effort and expense in communicating and servicing a large number of shareholders who own a small number of ordinary shares.

This offer will expire on December 30, 2005 at 5:00 p.m. Pacific Standard Time. We will pay US$1.82 for each ordinary share that is properly submitted for purchase, such price being the market price of the ordinary shares on October 20, 2005. The highest price that our ordinary share was traded in the past year was US$2.85. The lowest price that our ordinary shares was traded in the past year was US$1.37. The purchase price will be paid within 30 days after the shares are properly submitted. No interest accrues on the purchase price. The last date on which shares may be tendered is December 30, 2005.

PART III

Item 17.	Financial Statements.

See Item 18. Financial Statements.

Item 18.	Financial Statements.

Financial Statements filed as part of this annual report:

Consolidated Financial Statements of Blue Earth Refineries Inc. for the years ended June 30, 2005 reported on by Davidson & Company LLP

Auditor's Report of Independent Registered Public Accounting Firm dated December 2, 2005

Auditor's Report of Independent Registered Public Accounting Firm dated September 3, 2004

Consolidated Balance Sheet as at June 30, 2005, 2004 and 2003

Consolidated Statements of Operations for the year ended June 30, 2005, 2004 and 2003

Consolidated Statements of Changes in Shareholder's Equity for the year ended June 30, 2005, 2004 and 2003

Consolidated Statements of Cash Flows for the year ended June 30, 2005, 2004 and 2003

Notes to Consolidated Financial Statements

BLUE EARTH REFINERIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

DAVIDSON & COMPANY LLP Chartered Accountants A Partnership of Incorporated Professionals

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of

Blue Earth Refineries Inc.

We have audited the consolidated balance sheet of Blue Earth Refineries Inc. as at June 30, 2005 and the consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as at June 30, 2004 and for the years ended June 30, 2004 and 2003 were audited by other auditors whose report, dated September 3, 2004, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholder

Blue Earth Refineries Inc.

We have audited the accompanying consolidated balance sheets of Blue Earth Refineries Inc. and Subsidiary as of June 30, 2004 and 2003, and the related consolidated statements of operations, shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and Subsidiary as of June 30, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Peterson Sullivan PLLC

Seattle, Washington

September 3, 2004

BLUE EARTH REFINERIES INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands, US Dollars, except per share amount)

AS AT JUNE 30

	2005	2004

ASSETS
Current Assets
Cash	$650	$17
Due from Danzas Corporation	-	886
Accounts receivable	143	204
Inventories	6,898	4,378
Prepaid expenses	647	849
Total current assets	8,338	6,334

Long-term Assets
Investment in and advances to an equity method investee	4,175	5,912
Due from Kilembe Mines Ltd; net of allowance for doubtful
accounts of $1,634 for both 2005 and 2004	-	-
Property, plant and equipment, net	38,568	42,861
	42,743	48,773
Total assets	$51,081	$55,107

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
Current liabilities
Accounts payable	$1,744	$1,040
Due to affiliates	942	1,439
Total current liabilities	2,686	2,479

Rehabilitation provision	840	700
Total liabilities	3,526	3,179

Shareholders' equity
Preferred stock – no par value; authorized – 100,000,000 shares
Issued and outstanding - none	-	-
Common stock - $1.0 par value per share; authorized – 100,000,000 ordinary shares
Issued and outstanding – 15,555,269 at June 30, 2005 and 2004	15,555	15,555
Additional paid-in capital	37,450	38,898
Accumulated deficit - On December 30, 2004, $1,842 was reduced in
a capital account and applied against accumulated deficit	(5,922)	(3,032)
Accumulated other comprehensive income	472	507

Total shareholders' equity	47,555	51,928

Total liabilities and shareholders' equity	$51,081	$55,107

The accompanying notes are an integral part of these consolidated financial statements.

BLUE EARTH REFINERIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands, US Dollars, except per share amount)

FOR THE YEARS ENDED JUNE 30

	2005	2004	2003

REVENUE
Sales of cobalt	$15,881	$5,019	$1,048
Sales of power	-	404	427
Cost of operations	(12,779)	(3,737)	(552)

Gross profit	3,102	1,686	923

EXPENSES
General and administrative expenses	(3,811)	(1,728)	(1,185)
Rehabilitation expense	(140)	(261)	(6)

Operating loss	(849)	(303)	(268)

OTHER ITEMS
Loss from an equity method investee	(2,096)	(500)	-
Other income	55	326	434
Interest expense	-	-	(2,721)

Net loss for the year	$(2,890)	$(477)	$(2,555)

Basic loss per ordinary share	$(0.19)	$(0.03)	$(0.16)

The accompanying notes are an integral part of these consolidated financial statements.

BLUE EARTH REFINERIES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands, US Dollars)

FOR THE YEARS ENDED JUNE 30

	2005	2004	2003

Net loss	$(2,890)	$(477)	$(2,555)
Other comprehensive income (loss), foreign currency translation	(35)	507	-
adjustment

Total comprehensive income (loss)	$(2,925)	$30	$(2,555)

The accompanying notes are an integral part of these consolidated financial statements.

BLUE EARTH REFINERIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands, US Dollars)

FOR THE YEARS ENDED JUNE 30

Common Stock
Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total

Issuance of ordinary shares	500	$-	$-	$-	$-	$-

Contribution of investment in KCCL, at carrying value, for ordinary shares	49,500	50	48,498	-	-	48,548

Stock split	15,505,269	15,505	(15,505)	-	-	-

Net loss	-	-	-	(2,555)	-	(2,555)

Balance at June 30, 2003	15,555,269	15,555	32,993	(2,555)	-	45,993

Contribution of investment in and advances to an equity method investee, at carrying value	-	-	5,905	-	-	5,905

Net loss	-	-	-	(477)	-	(477)

Foreign currency translation gain	-	-	-	-	507	507

Balance at June 30, 2004	15,555,269	15,555	38,898	(3,032)	507	51,928

Capitalization of deficit account	-	-	(1,842)	1,842	-	-

Dividend paid	-	-	-	(1,842)	-	(1,842)

Contribution of advances	-	-	394	-	-	394

Net loss	-	-	-	(2,890)	-	(2,890)

Foreign currency translation loss	-	-	-	-	(35)	(35)

Balance at June 30, 2005	15,555,269	$15,555	$37,450	$(5,922)	$472	$47,555

The accompanying notes are an integral part of these consolidated financial statements.

BLUE EARTH REFINERIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands, US Dollars)

FOR THE YEAR ENDED JUNE 30

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(2,890)	$(477)	$(2,555)
Adjustments for:
Loss from equity method investee	2,096	500	-
Gain on sale of properties	-	-	(44)
Accretion of rehabilitation expense	140	261	6
Depreciation	4,557	1,698	516

Changes in non-cash working capital items:
Due from Danzas Corporation	886	(886)	-
Accounts receivable	61	321	1,381
Inventories	(2,520)	(2,899)	6
Prepaid expenses	202	(569)	(90)
Accounts payable	704	544	250
Due to affiliates	(497)	1,439	-

Net cash flows provided by (used in) operating activities	2,739	(68)	(530)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(264)	(75)	-
Proceeds from sale of properties	-	-	44
Cash acquired from purchase of subsidiary	-	-	646

Net cash flows provided by (used in) investing activities	(264)	(75)	690

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(1,842)	-	-

Increase (decrease) in cash	633	(143)	160

Cash, beginning of year	17	160	-

Cash, end of year	$650	$17	$160

Supplemental cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

BLUE EARTH REFINERIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands, US Dollars, except per share and per pound amounts)

JUNE 30, 2005

1.	SIGNIFICANT ACCOUNTING POLICIES

The Company

Blue Earth Refineries Inc. and subsidiary ("the Company") is in the cobalt refining business. It was a wholly-owned subsidiary of Sutton Park International Limited, which is itself a wholly-owned subsidiary of KHD Humboldt Wedag International Ltd.("KHD"). The Company was incorporated in the Territory of the British Virgin Islands ("BVI") on November 25, 2003, under the name Nature Extrac Limited. The Company changed its name to Blue Earth Refineries Inc. effective July 8, 2004.

On December 30, 2004, KHD effected a stock split of the shares of the Company and then distributed ordinary shares of the Company to KHD's shareholders and the Company ceased to be an indirect subsidiary of KHD. Holders of KHD common shares received one share of the Company for each common share of KHD held on December 30, 2004. All references to numbers of shares and per share amounts have been restated to reflect the share split. KHD currently owns approximately 10% of the Company's ordinary shares indirectly.

The Company's cobalt operation is through its 75%-owned subsidiary, Kasese Cobalt Company Ltd. ("KCCL"), a Ugandan corporation. KCCL operates a cobalt processing plant located in southwest Uganda that recovers the cobalt contained in a pyrite stockpile from a former copper mine. KCCL's metal refining operations involve the bioleaching of the pyrite concentrate, solvent extraction of the dissolved cobalt, and recovery through electrowinning. KCCL also owns a hydroelectric power station that provides some of the power for the cobalt processing facility and occasionally generates excess power for sale to a Uganda government power company. KCCL is 25%-owned by the Government of Uganda through Kilembe Mines Ltd. ("KML"). Further, the Company has a 49% interest in a Canadian corporation which own a cobalt refining plant presently on care and maintenance.

The Company is subject to the risks of operating in Uganda. These include risks associated with the political and economic environment, foreign currency exchange, changes in legislation, availability of electrical power and adverse weather conditions. The economy of Uganda differs significantly from the economies of North American and European nations in such respects as structure, level of development, resource allocation, self-sufficiency, rate of inflation and the level of development and enforcement of existing laws. The Company has sole access to a cobalt stockpile which is located at the processing facility site under an agreement with KML. The agreement is to expire in June 2012 unless KCCL elects to extend it for an additional maximum of 25 years. However, KCCL may terminate the agreement at any time. At present, there are no potential competing users for the stockpile. KCCL is subject to a labor union agreement which is to expire in January 2007. The Company's revenues are also subject to risk due to the cyclical nature of the international market for cobalt and the production capability of the processing plant.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its majority-owned subsidiary. Investments in entities where the Company owns at least a 20% voting interest, but does not have control, are accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated.

BLUE EARTH REFINERIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands, US Dollars, except per share and per pound amounts)

JUNE 30, 2005

1.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Cash

The Company regularly maintains cash balances in financial institutions in excess of insured limits.

Accounts Receivable

Accounts receivable are due from customers and are stated at their principal balances net of any allowance for credit losses. Receivables are considered past due on an individual basis based on the terms of the sale contract.

Allowance for Doubtful Accounts

The Company's allowance for doubtful accounts is to be maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management's best estimate of the losses in the Company's credit portfolio and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from receivables but may also relate to other credit instruments such as guarantees and letters of credit. An allowance for doubtful accounts may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

Specific provisions are established on an individual receivable basis. A general provision may be established to absorb potential credit losses attributable to the deterioration of credit quality on aggregate exposures for which specific provisions cannot yet be determined. A country risk provision may be made based on exposures in less developed countries and on management's overall assessment of the underlying economic conditions in those countries. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery. Management has determined that no allowance is necessary for receivables at June 30, 2005 or 2004, other than $1,634 for a receivable from KML.

Inventories

Inventories are comprised of spare parts and materials and cobalt work in progress and finished goods. Spare parts and materials are stated at the lower of weighted-average cost or replacement cost. Work in progress is stated at the lower of weighted-average production cost or the net realizable value of the finished products less additional costs to complete. Finished goods are stated at the lower of weighted-average production cost or net realizable value.

Equity Method Invetsment

Long-term investment in which the Company has significant influence are accounted for using the equity method whereby the investment is initially recorded at cost and adjusted to recognize the Company's proportionate share of net earnings or loss in the investee. When there is an other than temporary decline in value, the investment is written down and the unrealized loss is included in the results of operations.

BLUE EARTH REFINERIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands, US Dollars, except per share and per pound amounts)

JUNE 30, 2005

1.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciable assets are depreciated, net of residual value, over the estimated life of the stockpile located at the processing plant site on a units-of-production basis except where the useful life of a depreciable asset is less than the life of the stockpile. In that case, depreciation is recorded on a straight-line basis over its useful life (there were no such assets at June 30, 2005 and 2004). The units-of-production basis is applied utilizing the tonnage of the stockpile concentrate fed to the plant in relation to the estimated stockpile reserve tonnage. Based on engineering estimates of the stockpile reserves and expected production capacity, all buildings and equipment are estimated to be fully depreciated in early 2012.

The Company reviews the carrying value of its property, plant and equipment annually. These assets are evaluated by comparing the undiscounted future net cash flows against their current carrying values. When the cash flows and other factors demonstrate an impairment of an asset, the Company will write down the carrying value of that asset to its estimated fair value. Operational considerations include the projected operating cost structure, future capital requirements and estimates of the concentrate stockpile reserves. Management believes no impairment losses have occurred.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management's estimates are made in accordance with mining industry practice, and actual results could differ from those estimates.

Rehabilitation Provision

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations

Revenue Recognition

Cobalt revenue is recognized when the cobalt is shipped from the plant, title has passed, the amount of revenue is fixed, agreed or determinable, and collectibility is reasonably assured. Power revenue is recognized as power is delivered, the amount of revenue is fixed, agreed as determinable, and collectibility is reasonably assured.

Cobalt sales are reported on a net revenue basis (less sales agent and distributor commissions) since the sales agent establishes the sales price to customers and the distributor acts as the primary obligor in the arrangement.

BLUE EARTH REFINERIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands, US Dollars, except per share and per pound amounts)

JUNE 30, 2005

1.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Foreign Currency Translation

The functional and reporting currency of KCCL is the U.S. dollar; thus, there is no translation adjustment for the years ended June 30, 2005, 2004 and 2003. Transaction gains (losses) amounting to $47, $(10) and $114 for the years ended June 30, 2005, 2004 and 2003, respectively, are included in general and administrative expenses in the consolidated statements of operations.

Translation adjustments for the Company's Canadian equity method investee, including the carrying value of intercompany advances and debentures, are reported as a separate component of comprehensive income.

Taxes on Income

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

Earnings Per Share

Basic earnings per share is computed by dividing income available to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares was 15,555,269 for 2005, 2004 and 2003. The weighted average numbers of ordinary shares for 2004 and 2003 were restated as a result of stock split in 2005. Diluted earnings per share takes into consideration ordinary shares outstanding (computed under basic earnings per share) and potentially dilutive securities. The Company has not issued any stock options or warrants, and there are no dilutive potential ordinary shares outstanding during 2005, 2004, and 2003.

New Accounting Standards

SFAS No. 123(R), "Share-Based Payments", eliminates the option to apply the intrinsic value measurement provisions of APB Opinion No. 25, to stock compensation awards issued to employees. This revised SFAS applies to the Company for its first interim reporting period beginning after December 15, 2005. Management believes that its adoption will not have any significant impact on the Company's financial statements.

SFAS No. 151, "Inventory Costs" an amendment of ARB No. 43, Chapter 4 deals with inventory pricing with respect to abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Management believes that its adoption will not have any significant impact on the Company's financial statements.

SFAS No. 153, "Exchange of Nonmonetary Assets" amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Management believes that its adoption will not have any significant impact on the Company's financial statements.

BLUE EARTH REFINERIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands, US Dollars, except per share and per pound amounts)

JUNE 30, 2005

1.	SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

New Accounting Standards (cont'd...)

SFAS 154, "Accounting Changes and Error Corrections" replaces APB Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements" and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.      This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted. Management believes that its adoption will not have any significant impact on the Company's financial statements.

FIN No. 46(R) revised FIN No. 46, "Consolidation of Variable Interest Entities", requires the consolidation by a business of variable interest entities in which it is the primary beneficiary. Management believes that its adoption will not have any significant impact on the Company's financial statements.

The Emerging Issues Task Force ("EITF") reached consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1") which provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. The FASB issued FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments'", which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. Management believes that its adoption will not have any significant impact on the Company's financial statements.

The EITF reached a tentative conclusion on EITF 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty" that a nonmonetary exchange whereby finished goods inventory is transferred in exchange for the receipt of raw materials or WIP inventory within the same line of business should be recognized at fair value if (a) fair value is determinable within reasonable limits and (b) the transaction has commercial substance. All other nonmonetary exchanges of inventory within the same line of business should be recognized at the carrying amount of the inventory transferred. Management believes that its adoption will not have any significant impact on the Company's financial statements.

The EITF reached a tentative conclusion on EITF 05-1. "Accounting for the Conversion of an Instrument That Becomes Convertible upon the Issuer's Exercise of a Call Option" that no gain or loss should be recognized upon the conversion of an instrument that becomes convertible as a result of an issuer's exercise of a call option pursuant to the original terms of the instrument. Management believes that its adoption will not have any significant impact on the Company's financial statements.

BLUE EARTH REFINERIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands, US Dollars, except per share and per pound amounts)

JUNE 30, 2005

2.	SHARE CAPITAL

In December 2003, Sutton Park International Limited transferred its investment in KCCL to the Company at carrying value. In accordance with SFAS No. 141, "Business Combinations," the operations of KCCL have been reflected in these consolidated financial statements since August 2002, the date of acquisition of KCCL by Sutton Park International Limited. The Company had no operations prior to this date.

At the time of Sutton Park International Limited's acquisition of KCCL in August 2002, KCCL had an outstanding note payable to a third party amounting to approximately $137,725. The note had an interest rate of approximately 5.5%. In December 2002, Sutton Park International Limited purchased the note from the third party. Both the note and the shares of KCCL were transferred to the Company by Sutton Park International Limited. The interest expense included in the 2003 statement of operations includes interest on the note at the time the note was held by the third party.

Sutton Park International Limited also transferred its 49% interest in and its advances to an equity method investee to the Company at carrying value. The investee owns a cobalt refinery in Ontario, Canada. The equity loss from this investee has been reflected in these consolidated financial statements since August 2003, the date of acquisition of the investee by Sutton Park International Limited (see note 8).

The Company authorized 100 million ordinary shares with a par value of one dollar. In September 2004, the Company was authorized to split its ordinary shares, pursuant to which, 50,000 ordinary shares were split into 15,555,269 ordinary shares in December 2004. In August 2004, the Company authorized 100 million shares of preferred stock at no par value; no shares have been issued or preferences determined.

On December 30, 2004, prior to the distribution of the ordinary shares of the Company to KHD's shareholders, the Company reduced its capital by transferring $1,842 out of its capital account to surplus account, and declared and paid a dividend of $1,842 on its issued and outstanding ordinary shares.

3.	INVENTORIES

	2005	2004

Spare parts and materials	$3,730	$2,770
Work in progress, cobalt	1,259	862
Finished goods, cobalt	1,909	746

	$6,898	$4,378

4.	PROPERTY, PLANT AND EQUIPMENT

	2005	2004

Buildings	$1,000	$1,000
Equipment	44,339	44,075

	45,339	45,075
Accumulated depreciation	(6,771)	(2,214)

	$38,568	$42,861

BLUE EARTH REFINERIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands, US Dollars, except per share and per pound amounts)

JUNE 30, 2005

5.	REHABILITATION PROVISION

The changes in the rehabilitation provision for the years ended June 30 are attributable to the following:

	2005	2004

Balance, beginning of year	$700	$439
Accretion	140	261

Balance, end of year	$840	$700

6.	INCOME TAXES

Income (loss) before income taxes for the years ended June 30 includes the results of operations in Uganda and the Company's share of loss from the equity method investee. The Company is not required to pay income tax in BVI.

However, KCCL is subject to income tax in Uganda. A reconciliation of the provision for income taxes calculated at the statutory rates to the provision in the consolidated statements of operations is as follows for the years ended June 30:

	2005	2004	2003

Loss before income taxes	$(2,890)	$(477)	$(2,555)

Computed (provision for) benefit from income taxes at statutory rates in BVI	$-	$-	$-
(Increase) decrease in taxes resulting from:
Permanent differences	(962)	(307)	1,336
Valuation allowance	962	307	(1,336)

Provision for income taxes	$-	$-	$-

The tax effect of temporary differences in Uganda that give rise to significant components of deferred tax liabilities and assets are as follows for the years ended June 30:

	2005	2004	2003

Allowance for doubtful accounts	$490	$490	$490
Rehabilitation provision	252	210	132
Deferred income tax asset, non-capital tax loss carryforwards in Uganda	49,623	49,414	49,787
Other	436	(38)	(26)

	50,801	50,076	50,383

Valuation allowance	(50,801)	(50,076)	(50,383)

Net deferred income tax asset	$-	$-	$-

BLUE EARTH REFINERIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands, US Dollars, except per share and per pound amounts)

JUNE 30, 2005

6.	INCOME TAXES (cont'd...)

Management believes that, due to the cyclical nature of its operations and other risks, the Company's available tax loss carryforwards in Uganda may not be utilized. Therefore, the resulting tax benefit has been fully reserved at June 30, 2005, 2004 and 2003. At June 30, 2005, the Company had estimated accumulated non-capital losses in Uganda of $165,408 that do not expire.

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's short-term financial instruments comprising cash, due from Danzas Corporation, accounts receivable, advances to equity method investee, due to affiliates, rehabilitation provision and accounts payable are carried at cost which, approximates their fair value.

8.	EQUITY METHOD INVESTEE

The investee's Canadian cobalt refinery is not operating. The Company and the other current owners are focusing on alternative operating scenarios, which include (i) participating in gas to liquid market, (ii) dismantling the plant and relocating it closer to feedstock sources, (iii) using the hydrometallurgical processes in recycling waste streams, and (iv) selling the facility. Sutton Park International Ltd. has agreed to provide up to $4,896 in a credit facility against which $1,748 has been advanced and assigned to the Company. Interest on this credit facility accrues monthly at the Royal Bank of Canada prime rate plus 3% (resulting in a rate of 7.25% at June 30, 2005). Principal and interest are due on demand. The note is secured by the equity method investee's refinery assets. Also, another owner has provided a credit facility of up to $4,080 against which $1,318 was advanced.

The original purchase of the cobalt refinery was financed mostly by the issuance of debentures payable. Sutton Park International Ltd. contributed its interest in the debentures to the Company at a carrying value of $4,660. These debentures have a stated principal balance in euros of 4,242 (amount is in thousands of euros). The debentures are secured by the equity method investee's refinery assets. Interest on the debentures accrues at the three-month LIBOR rate plus 3% (resulting in a rate of 5.70% at June 30, 2005). Interest is to be paid each March 31 provided the equity method investee reaches certain levels of operating cash flow, as defined by the debenture agreement. The debentures are due in August 2013. The Company has not recognized any of the interest from the equity method investee because it had not been realized (received).

The Company's investment in and advances to the equity method investee are summarized as follows:

	2005	2004
Balance, beginning of year	$5,912	$-
Credit facility, income debenture and advances	394	5,905
Equity method loss, less $204 of unrealized interest expense	(2,096)	(500)
Exchange gain (loss) on income debentures due from equity method investee	(35)	507
Balance, end of year	$4,175	$5,912

The equity method investee's stock was assigned no value when it was contributed to the Company.

BLUE EARTH REFINERIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands, US Dollars, except per share and per pound amounts)

JUNE 30, 2005

8.	EQUITY METHOD INVESTEE (cont'd...)

The Company's proportionate share of the results of operations of the investee have been included in these consolidated financial statements since August 2003. Financial information for the year end June 30, 2005 and the period August 1, 2003 through June 30, 2004, on the investee is summarized as follows (amounts have been converted to U.S. dollars from Canadian dollars at the end of the periods):

	2005	2004
Results of operations
Revenues	$-	$-
Net loss	(4,929)	(1,354)
Financial position
Current assets	$164	$44
Total assets	12,549	13,484
Current liabilities	5,128	3,240
Total liabilities	17,819	14,838
Shareholders' deficiency	(5,270)	(1,354)

The Company's reported loss from this equity method investee are $2,096 and $500, which includes the Company's 49% share of the investee's loss less $204 and $165 of unrealized intercompany interest expense, for the year ended June 30, 2005 and 2004, respectively,

9.	TRANSACTIONS WITH AFFILIATES

In 2004, the Company entered into an exclusive distribution agreement for an initial term ending December 31, 2014, with Danzas Corporation ("Danzas") to sell all of the cobalt produced by KCCL. Danzas has an agreement with its parent corporation, MFC Commodities GmbH ("MFCC", a subsidiary of KHD), whereby MFCC is to act as Danzas' sales agent. MFCC is to be paid a fee of $1.50 per pound of cobalt it sold. Effective July 2005, MFCC reduced the fee from $1.50 to $0.50 per pound of cobalt sold. Pursuant to an Assignment, Consent and Amendment Agreement dated December 30, 2004, the Company replaced Danzas as the party of the distribution agreement, acquires all of Danzas' claims, rights and entitlements and assumes all of Danzas' obligations under the distribution agreement. MFCC, continues to be the sales agent. The Company incurred fee expense of $2,175, $530 and $nil to MFCC for the year ended June 30, 2005, 2004 and 2003, respectively. Seventy-seven and twenty- three percent of the Company's 2005 cobalt sales were made to third party customers in Europe and Asia, respectively. All of the Company's 2004 cobalt sales were made to third party customers in Europe. Seventy-three and twenty-seven percent of the Company's 2003 cobalt sales were made to third party customers in Asia and Europe, respectively.

KML owes the Company $1,634 in an unsecured loan which is payable through forfeiture of any future dividends which may be payable by KCCL. This amount was fully reserved because of the uncertainty that KCCL will pay dividends.

BLUE EARTH REFINERIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands, US Dollars, except per share and per pound amounts)

JUNE 30, 2005

9.	TRANSACTIONS WITH AFFILIATES (cont'd...)

The Company has an amount due to MFCC in the amount of $463 and $1,439 at June 30, 2005 and 2004, respectively, primarily for the purchase of supplies and materials net of cobalt sales proceeds. During the year ended June 30, 2005 and 2004, the Company purchased supplies and materials amounting to $1,407 and $1,500 from MFCC, which is expected to be paid in the normal course. No such transactions occurred with MFCC in the year ended June 30, 2003.

The Company has an amount due to KHD in the amount of $479 and $nil at June 30, 2005 and 2004, respectively.

These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the affiliated parties.

10.	COMMITMENTS AND CONTINGENCIES

KCCL is required to pay royalties amounting to 2% of cobalt sales to the Geological Survey of Mines of Uganda. The Company charges to cost of sales the royalty amounts as incurred; $260, $98 and nil were incurred during the years ended June 30, 2005, 2004 and 2003, respectively.

KCCL is required to pay royalties to a third party equal to 10% of net cash flow, as defined in the royalty agreement, resulting from operations of the KCCL cobalt processing plant up to an aggregate maximum of $10,000. The Company will charge to cost of sales the royalty amounts as incurred. For the year ended June 30, 2005, $341 was paid under this agreement. No amounts have been incurred for the year ended June 30, 2004 and 2003.

The Company is subject to litigation in the normal course of business. There is no litigation as at June 30, 2005.

DAVIDSON & COMPANY LLP Chartered Accountants A Partnership of Incorporated Professionals

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of

Blue Earth Refineries Inc.

Our report on the consolidated financial statements of Blue Earth Refineries Inc. as at and for the year ended June 30, 2005 is included on page 46 of this Form 20-F. In connection with our audit of such financial statements, we have also audited the related financial statement schedule II for the year ended June 30, 2005 included in this Form 20-F.

In our opinion, the financial statement schedule referred to above for the year ended June 30, 2005, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

December 2, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholder

Blue Earth Refineries Inc.

Our report on the 2004 and 2003 consolidated financial statements of Blue Earth Refineries Inc. is included on page 47 of this Form 20-F. In connection with our audits of such financial statements, we have also audited the related financial statement schedule II of this Form 20-F.

In our opinion, the 2004 and 2003 information included in the financial statement schedule referred to above, when considered in relation to the basic 2004 and 2003 consolidated financial statements as a whole, presents fairly in all material respects the information set forth therein.

/s/ Peterson Sullivan PLLC

Seattle, Washington

September 3, 2004

BLUE EARTH REFINERIES, INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

(U.S. Dollars, In Thousands)

Description	Balance at beginning of period	Additions	Deductions	Balance at end of period
Allowance for receivable from Kilembe Mines Ltd.
Year ended June 30, 2003	$1,634	$ -	$ -	$1,634
Year ended June 30, 2004	$1,634	$ -	$ -	$1,634
Year ended June 30, 2005	$1,634	$-	$-	$1,634

Item 19.	Exhibits.

Exhibits Required by Form 20-F

Exhibit Number	Description
1.1	Certificate of Incorporation under The International Business Companies Act (British Virgin Islands)(1)
1.2	Memorandum of Association and Articles of Association(1)
4.1	Arrangement Agreement dated July 13, 2004 among MFC Bancorp (now known as KHD Humboldt Wedag International Ltd.), Sutton Park, Blue Earth, New Sutton Canco, New Nature Canco and 4025750 Canada(1)
4.2	Distribution Agreement dated June 5, 2004 between Kasese Cobalt Company and Danzas relating to the sale and distribution of Kasese Cobalt Company cobalt cathodes(1)
4.3	Trust Indenture dated August 8, 2003 between 36569 Yukon and Thurn & Taxis Capital Management relating to income debentures due 2013(2)
8.1	Significant subsidiaries: (1) Kasese Cobalt Company Limited; (2) Blue Earth Refineries (Canada) Inc.
12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Michael J. Smith.
13.1*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Michael J. Smith

(1) Incorporated by reference from our Form 20-F filed on October 1, 2004.

(2) Incorporated by reference from our Form 20-F filed on February 24, 2005.

* Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUE EARTH REFINERIES INC.

/s/ Michael J. Smith

Michael J. Smith

President and Secretary

Date: December 30, 2005