Form 20-F/A
period 2005-06-30
Blue Earth Refineries Inc.
filed 2006-01-06
CIK 1299795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

BLUE EARTH REFINERIES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands, US Dollars)

FOR THE YEARS ENDED JUNE 30

	2005	2004	2003

Net loss	$(2,890)	$(477)	$(2,555)
Other comprehensive income (loss), foreign currency translation adjustment	(35)	507	-

Total comprehensive income (loss)	$(2,925)	$30	$(2,555)

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

On December 30, 2004, KHD effected a stock split of the shares of the Company and then distributed ordinary shares of the Company to KHD's shareholders and the Company ceased to be an indirect subsidiary of KHD. Holders of KHD common shares received one share of the Company for each common share of KHD held on December 30, 2004. All references to numbers of shares and per share amounts have been restated to reflect the share split. KHD currently owns approximately 10% of the Company'sordinary shares indirectly.

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

Date: January 6, 2006