Form 20-F
period 2006-06-30
Blue Earth Refineries Inc.
filed 2007-03-05
CIK 1299795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to _________________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

Commission file number 000-50971

BLUE EARTH REFINERIES INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Suite 803, 8/F, Ruttonjee House, Dina Centre, 11 Duddell Street, Central,
Hong Kong, SAR, China
(Address of office)

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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

There were 15,142,836 ordinary shares outstanding as at June 30, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[ ] YES [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.

[X] YES [ ] NO

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

[X] YES [ ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ X ]

Indicate by check mark which financial statement item the registrant has elected to follow.

[ ] ITEM 17 [X] ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[ ] YES [X] NO

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

The consolidated financial statements of our Company have been audited by Deloitte & Touche LLP, independent registered chartered accountants, for the year ended June 30, 2006, by Davidson & Company LLP, Chartered Accountants, for the year ended June 30, 2005, and by Peterson Sullivan PLLC for the year ended June 30, 2004.

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

As used in this annual report, the terms "we", "us", "our", "the Company" and "Blue Earth" mean Blue Earth Refineries Inc., unless otherwise indicated.

Item 1.       Identity of Directors, Senior Management and Advisers

A.      Directors and Senior Management.

Not applicable.

B.       Advisers.

Not applicable.

C.       Auditors.

Not applicable.

Item 2.       Offer Statistics and Expected Timetable

Not applicable.

Item 3.       Key Information

A.       Selected financial data.

The following table summarizes selected consolidated financial data for our Company prepared in accordance with United States generally accepted accounting principles for the years ended June 30, 2006, 2005, 2004 and 2003. As our Company was incorporated on November 25, 2003, information for the year ended June 30, 2002 has not been provided. The information in the table was extracted from the detailed consolidated financial statements and related notes included in this annual report and the reports that were previously filed and should be read in conjunction with such financial statements and with the information appearing under the heading, "Operating and Financial Review and Prospects".

		For the Years Ended June 30
	(US dollars, in thousands, except loss per ordinary share)

	2006	2005(1)	2004(2)	2003(2)
		(Restated)
Sales of cobalt	$18,134	$15,419	$5,019	$1,048
Sales of power	-	-	404	427
Operating loss	(1,642)	(849)	(303)	(268)
Loss before provision for income taxes	(3,324)	(3,724)	(477)	(2,555)
Net loss	(3,324)	(3,724)	(477)	(2,555)
Basic loss per ordinary share	(0.22)	(0.24)	(0.03)	(0.16)
Weighted average ordinary shares
outstanding (in thousands of shares)	15,375	15,555	15,555	15,555

		As at June 30
	(US dollars, in thousands, except cash dividend per ordinary share)
	2006	2005(1)	2004	2003
		(Restated)
Total assets	$46,747	$50,247	$55,107	$46,928
Total liabilities	3,085	3,526	3,179	935
Shareholders' equity	43,662	46,721	51,928	45,993
Ordinary stock	15,143	15,555	15,555	15,555
Additional paid-in capital	37,839	37,450	38,898	32,993
Accumulated deficit	(10,080)	(6,756)	(3,032)	(2,555)
Accumulated other comprehensive income	760	472	507	-
Cash dividend		1,842	-	-
Cash dividend per ordinary share		0.12	-	-
Weighted average ordinary shares
outstanding (in thousands of shares)	15,375	15,555	15,555	15,555

(1)

As described in Note 2 to our audited consolidated financial statements which are included in this annual report, our 2005 consolidated financial statements have been restated. As a result of the restatement, the equity loss and net loss for 2005 was increased by $0.8 million to $2.9 million and $3.7 million, respectively, and as of June 30, 2005, the accumulated deficit was increased by $0.8 million to $6.8 million and the investment in and advances to investment method investee were decreased by $0.8 million to $3.3 million. Basic loss per ordinary share was increased to $0.24 from $0.19. We also restated our income tax disclosures for the year ended June 30, 2005. There was no impact on our 2005 consolidated balance sheet or income statement arising from this restatement. In July 2004, we authorized to change our common shares from $1 par value per share to no par value. Our 2005 financial statement did not reflect such changes. There was no impact on our 2005 consolidated balance sheet or income statement arising from this restatement. Our Company reclassified $0.1 million of receivables from accounts receivable to prepaid expenses and others in the 2005 consolidated balance sheet. Our Company has disclosed $0.6 million of accrued power charges and $0.4 million of accrued cobalt royalties separately from accounts payable and accrued liabilities in the restated 2005 consolidated balance sheet. These amounts were previously disclosed in accounts payable and accrued liabilities. Agency fees of $0.5 million have been reclassified from cost of operations to sales of cobalt in the 2005 restated consolidated statement of operations. Depreciation had previously been included in cost of operations in the consolidated statement of operations. Our Company has reclassified depreciation expenses as a separate line item on the consolidated statement of operations in the determination of gross profit. Our Company had previously classified rehabilitation expense as a component of expenses in the consolidated statement of operations. Our Company has determined that it should be included in the determination of gross profit. Accordingly, gross profit has decreased $0.1 million and $0.3 million for the years ended June 30, 2005 and 2004, respectively.

(2)

Basic loss per ordinary share amounts have been adjusted to account for a split which was authorized on September 23, 2004 prior to our ordinary shares being spun-out to the shareholders of KHD Humboldt Wedag International Ltd. (formerly MFC Bancorp Ltd.) on December 30, 2004.

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

Cobalt Average Spot Price
Calendar Year	(USD/lb)
2006	14.50
2005	15.80
2004	23.93
2003	10.60
2002	6.91
2001	10.55
2000	15.16

We expect that if Kasese Cobalt Company achieves its targeted refining capacity of 60 tonnes of cobalt cathodes per month, the cash break-even price (revenue at a selling price which covers all cash operating costs at a defined production level) will be $9.59 per pound, and at 55 tonnes per month, the break-even price will be $9.80 per pound. A drop in cobalt prices below these levels will have an adverse impact on our revenues, and threaten our ability to continue operations. For example, due to weak cobalt prices in

2002, the Kasese Cobalt Company refinery was placed on a care and maintenance program under which all cobalt production ceased by September 2002. Operations recommenced approximately one year later when cobalt prices improved significantly.

We may not be able to obtain the required permits to continue our refining operations.

The operations of our subsidiary Kasese Cobalt Company require permits and licences from various governmental authorities. Obtaining such permits is a complex and time consuming process involving numerous agencies. The time involved and success in obtaining such permits is contingent upon many variables not within the control of our Company or Kasese Cobalt Company. The failure to obtain such permits or a renewal of such permits could limit or bring to a halt our business, operations and future prospects, and could significantly reduce our ability to generate revenues. Currently, we have all operating permits and licenses needed to conduct the business of Kasese Cobalt Company. Some licenses and permits are only issued on an annual or multi-annual basis and these must be re-applied for when expired. Examples of such annual permits are those required for electrical generation, electricity sales, explosive storage and blasting, and a withholding tax exemption for Kasese Cobalt Company. Examples of multi-year (3 to 5 years) permits are those required for effluent discharge and water extraction by Kasese Cobalt Company from the Mubuku River.

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

The cobalt refining business is competitive. We will continue to compete with other refinery companies, many of which have greater financial and technical resources than us, in the production of cobalt and the acquisition of attractive cobalt properties. There is increasing competition for a limited number of cobalt refining opportunities within Africa and elsewhere and, as a result of this competition, we may be unable to produce cobalt on terms acceptable to us.

We are a single-metal producer and a prolonged drop in the market price for cobalt may force us to discontinue our operations.

We are a single metal producer, so if the market price of cobalt falls below the cost of production, we may be required to cease operations and again place the Kasese Cobalt Company refinery on a care and maintenance program until the market price of cobalt improves. Most companies produce cobalt in concert with the production of one or more other metals. In such cases, cobalt is usually the secondary metal and as long as the production of the major metal is economic, cobalt will continue to be produced and sold as a contribution to overheads, without absorbing an economic share of production and overhead costs. This is not the case with our Company. Our dependence on the refining of a single metal means that if cobalt market prices fall and remain depressed for a sustained period of time, we may be unable to fund a care and maintenance program, in which case we may be forced to dispose of our cobalt refineries.

The supply of pyrite at the Kasese Cobalt Company refinery is limited. Once the supply of pyrite is exhausted, we may discontinue our operations at Kasese.

The feedstock at Kasese Cobalt Company is limited to the stockpiles. There is no alternative supply at this time. Once the current pyrite stockpile is exhausted, which we anticipate will be in approximately 6.0 years based on the current targeted production, we may discontinue our operations at Kasese.

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

Disclosure Controls and Procedures Risks

We have identified that our disclosure controls and procedures were not effective as at June 30, 2006, which ineffectiveness could continue to impact our ability to report our results of operations and financial condition accurately and in a timely manner.

Our management assessed the effectiveness of our disclosure controls and procedures over financial reporting as at June 30, 2006. This assessment concluded that our disclosure controls and procedures over financial reporting were not effective as at June 30, 2006 to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

While we are implementing steps to restore the effectiveness of our disclosure controls and procedures, failure to restore the effectiveness of our disclosure controls and procedures could continue to impact our ability to report our financial condition and results of operations accurately and in a timely manner and could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Political Risks

We may be adversely affected by corruption, political or economic instability, or threat of expropriation in Uganda, where our subsidiary, Kasese Cobalt Company, is located.

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

We currently generate cash flow from operations and there can be no assurance that future operations will generate sufficient cash flow to satisfy our ongoing cash requirements. In the past, Kasese Cobalt Company has relied on working capital loans. Given current high market prices for cobalt, we anticipate that we will realize sufficient cash flow from the sale of cobalt by Kasese Cobalt Company to cover our cash requirements for the next twelve months. If our revenues prove to be insufficient to meet our cash requirements, we may be required to issue additional shares or seek debt financing to finance our operations. We currently do not have a relationship with an investment bank who will undertake to provide us with working capital loans or any credit facilities. Without adequate cash flow from operations, and if we fail to obtain equity or debt financing when needed, there is a risk that our business operations would be significantly reduced or our business would fail.

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

The royalty payments we are required to make reduces the free cash flow available to us by 10%, and may adversely affect the viability of our operations.

We are required to pay royalties of 10% of the cash flow generated by our Kasese Cobalt Company operation, as defined in the royalty agreement, up to a total of $10.0 million. The absolute amount of the royalty to be paid will depend on the level of free cash flow and this will depend on the price of cobalt. Due to the on-going royalty payments, the free cash flow available to us is reduced by 10% until an aggregate of $10.0 million is paid.

Risks Relating to Company Personnel

We are dependent on the services of qualified employees with experience in cobalt refining operations, and the loss of such employees may result in discontinuance of our operations.

We will continue to compete with other refinery companies in connection with the recruitment and retention of qualified employees with the skills and experience necessary for cobalt refining operations. At the present time, a sufficient supply of qualified workers is available for operations at our Kasese Cobalt Company refinery. The continuation of such supply depends upon a number of factors, including, principally, the demand occasioned by other projects. In the case of our operations in Uganda, due to the remoteness and terrorism, new qualified workers may be difficult to find. With respect to terrorism, there is unrest due to the presence of the Lords Revolutionary Army in the northern part of Uganda. The civil wars in the eastern part of the Democratic Republic of Congo and in the Dafur region of Sudan are in close proximity to Uganda and may have the same deterrent effect. Without qualified employees, we will not be able to operate the refinery.

Conflicts of interest may arise as a result of our directors and officers being directors and officers of other natural resource companies.

The following persons are directors, officers and/or shareholders of other natural resource companies: the Chairman of the board of directors of Kasese Cobalt Company is also the Chairman of the board of directors of Kilembe Mines Limited; a director of Kasese Cobalt Company is also the President and Chief Operating Officer of Kilembe Mines. While we are engaged in the business of cobalt processing and refining, such associations may give rise to conflicts of interest from time to time. Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest that they may have in any project or opportunity of ours. If a conflict of interest arises at a meeting of our board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. Conflicts may cause lost opportunities for us. In determining whether or not we will participate in any project or opportunity, our directors will primarily consider the degree of risk to which we may be exposed and our financial position at the time. Our directors and officers are free to accept other positions either as directors or employees of other companies, in which case these other positions may impact on the amount of time they are able to focus on our operations. Officers of our subsidiary Kasese Cobalt Company are full-time employees of that company and do not devote any significant time to other commercial activities.

Kilembe Mines has exercised its sole right to appoint three of the eight directors of Kasese Cobalt Company, which appointments may result in a divergence of opinion in regards to how to operate Kasese Cobalt Company.

The board of directors of Kasese Cobalt Company consists of eight members. Of these members, Kilembe Mines has appointed three members and we have appointed four members to this board of directors. The eighth member is appointed by the remaining board members. If required, the Managing Director has an extra deciding vote. As a result, Kilembe Mines may seek to appoint three directors who may not agree with the decisions made by our appointees to the board. Under such circumstances, the operation of our Company may be disrupted.

The operations at our Kasese Cobalt Company refinery may be adversely affected due to a work stoppage by the unionized workforce.

Kasese Cobalt Company has approximately 250 employees, of which 125 employees belong to a non-compulsory Ugandan national union, Uganda Mines Metal and Allied Workers Union. With a unionized workforce, we need to enter into collective bargaining and any unresolved issues in negotiations could lead to work stoppages that would adversely affect our business by bringing our refinery operations to a halt.

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

It may be difficult to bring and enforce suits against us. We were incorporated under the International Business Companies Act (British Virgin Islands). All of our directors and officers are residents of countries other than the United States, and all of our assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon our directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an action could be brought successfully outside the United

States against any of such persons or us predicated solely upon such civil liabilities.

We may not be able to declare and pay dividends or distribute cash by way of a return of capital.

Any future payment of dividends or distributions will be determined by our board of directors on the basis of our earnings, debt collection, financial requirements and other factors relevant to cash availability.

Item 4.      Information on the Company

A.      History and development of the Company

We were incorporated in the Territory of the British Virgin Islands under the International Business Companies Act on November 25, 2003, under the name Nature Extrac Limited. We changed our corporate name to Blue Earth Refineries Inc. effective July 8, 2004.

Our registered office is located at Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Our registered agent is Mossack Fonseca & Co. (B.V.I.) Ltd., P.O. Box 3136, Road Town, Tortola, British Virgin Islands.

The Plan of Arrangement

In December 2003, the board of directors of KHD Humboldt Wedag International Ltd. (under its former name, MFC Bancorp Ltd.), at the time our ultimate parent company, effected a plan of arrangement pursuant to section 195 of the Business Corporations Act (Yukon Territory, Canada), whereby, among other things, KHD Humboldt Wedag International reorganized and consolidated its non-core cobalt assets in our Company and distributed all of our issued and outstanding shares to the holders of KHD Humboldt Wedag International common shares, by way of a reduction in stated capital of KHD Humboldt Wedag International.

We also altered our share capital to 100,000,000 ordinary shares and 100,000,000 Class A Preferred shares without par value. Mass Financial Corp., under its former name Sutton Park International Limited, continued to hold all of the 50,000 issued and outstanding ordinary shares of our Company until September 2004 when, under the plan of arrangement, all of these shares were transferred to KHD Humboldt Wedag International.

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

On September 23, 2004, pursuant to the plan of arrangement, the Articles of Arrangement were filed with the Yukon Registrar of Corporations. The consolidation of the cobalt assets was completed on December 30, 2004 when we completed a stock split that resulted in us having issued and outstanding ordinary shares equal in number to KHD Humboldt Wedag International's issued and outstanding common shares on the distribution record date and KHD Humboldt Wedag International distributed all of our issued and outstanding ordinary shares by way of a reduction of stated capital in the amount of approximately CAN$85,076,241 to the holders of record of KHD Humboldt Wedag International common shares on a pro rata basis.

Our ordinary shares are not listed or otherwise qualified for trading on a stock exchange or stock quotation system in the United States or elsewhere and there is currently no intention to do so. The completed distribution of our ordinary shares by KHD Humboldt Wedag International did not create a public market for our ordinary shares in the United States or elsewhere. However, our ordinary shares are quoted on the Pink Sheets, LLC.

Sale of 36569 Yukon

36569 Yukon held a cobalt refining plant in Lorrain Township, approximately 450 kilometres north of Toronto, Ontario, Canada. The plant has never operated commercially and has no operating history, due to the lack of a suitable source of cobalt at attractive pricing. Subsequent to the year ended June 30, 2006, we entered into a definitive agreement to sell all of our interest in 36569 Yukon, including a long-term income debenture $5.4 million (€4,242,000) (principal amount) and a receivable of $1.9 million (CDN$2,142,104) under a credit facility for gross consideration of $2.7 million. Consideration received will comprise units in two British Virgin Islands open-ended investment companies. Out of the gross consideration, our Company agreed to repay 36569 Yukon's liability of $261,188 due to Mass Financial (a related party) and to pay an 8% commission ($195,106) of the net balance (total consideration minus repayment to 36569 Yukon) to MFC Merchant Bank SA (a related party). The Company assigned certain units of the two investment companies to settle the liability due to Mass Financial and the commission to MFC Merchant Bank. The Company received 3,802 units in FE Global Undervalued Investments Ltd. and 3,588 units in Global Convertible Megatrend Ltd. as net consideration on December 29, 2006.

B.      Business overview.

Current Operations

Our business assets consist of our 75% interest in Kasese Cobalt Company, a company which holds and operates a cobalt refinery in Kasese, Uganda. Upon the closing of the sale of 36569 Yukon, we hold 3,802 units in FE Global Undervalued Investments Ltd. and 3,588 units in Global Convertible Megatrend Ltd. as passive investments as a result of the sale of 36569 Yukon.

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

Kilembe Mines, which is 100% owned by the government of the Republic of Uganda, owns 25% of the outstanding share capital in Kasese Cobalt Company. Under the development agreement between the Ugandan Government and Kasese Cobalt Company, Kilembe Mines has the right to appoint three members to the board of directors and Blue Earth has the right to appoint four members.

Kilembe Mines is indebted to Kasese Cobalt Company in the amount of $1,634,256 and this amount has been fully reserved as a doubtful debt in the accounts of Kasese Cobalt Company. This debt is to be repaid out of dividends received by Kilembe Mines from Kasese Cobalt Company and, since Kasese Cobalt Company owes us a debt in the principal amount of approximately $137 million as at June 30, 2006, it is unlikely that dividends will be paid by Kasese Cobalt Company to its shareholders in the near future. However, it is expected that Kasese Cobalt Company will pay down the debt owed to us when Kasese Cobalt Company generates surplus cash from its operations.

We intend to distribute to our shareholders cash that we will receive from Kasese Cobalt Company as loan payments, net of any expenses, expenditures and funding for the refinery operations, by way of dividends and/or distributions.

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

Description of the Feedstock

The feedstock of the refinery is a cobalt rich pyrite stockpile which was the result of 26 years and 16 million tonnes of copper mining by Kilembe Mines. The average grade of the stockpile was initially determined by Kilembe Mines, based on concentrator records between 1956 and 1982, as 1.36% cobalt. This average grade of cobalt was confirmed with the further analysis completed by Seltrust in 1982

(1.35% cobalt) and by Kilembe Mines in 1987 (1.4% cobalt). These results were further confirmed by Bureau de Recherches Géologiques et Minères in the original pre-feasibility study (1.27%) and the feasibility study (1.34%) . These grades were further confirmed by OMAC Laboratories Ltd. of Galway, Ireland by an analysis of 41 samples for an average of 1.43% cobalt.

Kasese Cobalt Company monitors the cobalt contained in the refinery plant feed on a daily basis and although such testing indicate a 1.40% cobalt feed since the beginning of operations, it continues to use the assayed test average of 1.38% in the calculation of reserves. The composition of the Kasese Cobalt Company refinery pyrite stockpile as determined by daily leach feed testing was as follows for June 30, 2006:

Composition of the Kasese Cobalt Company Refinery
Pyrite Stockpile at June 30, 2006

Composite	High (%)	Low (%)
Cobalt	1.635	1.172
Copper	0.6559	0.2615
Nickel	0.1902	0.1382
Iron	37.736	17.066
Sulphur	50.21	33.47

A detailed drilling and survey program in November 2000 established the volume of the remaining stockpiles as 709,000 tonnes at that time. Through process consumption, this volume had been reduced to 450,000 tonnes by June 30, 2006.

The stockpile is located on the higher elevation of a 74 hectare site which is leased from Kilembe Mines. It is consumed by the application of high pressure water using two water cannons operating at 70 cubic metres per hour. The resulting slurry flows by gravity through a series of control trenches to a sump pump from where it is pumped to the processing plant through stainless steel pipes.

Principal Holders of Voting Securities of Kasese Cobalt Company

We own 1,674 B class shares or 75% of the share capital of Kasese Cobalt Company. The Government of the Republic of Uganda, through its ownership of Kilembe Mines, owns 566 A class shares or 25% of the share capital of Kasese Cobalt Company.

Information Concerning Fund Investment

Global Convertible Megatrend is an open-ended investment company which was incorporated with limited liability under the laws of the British Virgin Islands on November 17, 1994. Global Convertible Megatrend commenced operations on February 14, 1995. The principal objective of Global Convertible Megatrend is both current income and capital appreciation through investing and trading primarily in publicly traded convertible debt securities of issuers based, or with substantial business activities, in Asian and other emerging economies.

FE Global Undervalued Investments is an open-ended investment company which was incorporated with limited liability under the laws of the British Virgin Islands on October 29, 1997. FE Global Undervalued Investments commenced operations on May 1, 1998. The principal objective of FE Global Undervalued Investments is to achieve capital appreciation by investing and trading on a global basis in securities, including common and preferred stock, warrants, debt securities and money market instruments.

Revenues

At present, the revenue earned by us comes from cobalt sales of Kasese Cobalt Company. In 2004, Kasese Cobalt Company has entered into a distribution agreement with Danzas, a wholly-owned subsidiary of MFC Commodities GmbH ("MFCC", a subsidiary of Mass Financial). This distribution agreement between Kasese Cobalt Company and Danzas was assigned to us at the completion of the plan of arrangement. MFCC continues to be our sales agent.

Monthly production since start-up has increased from 30 to 60 tonnes as of November 30, 2006. The expected capacity of the Kasese Cobalt Company refinery is 60 tonnes per month. The revenue generated will depend upon sale volume, monthly production tonnage attained and the world cobalt price.

Principal Market

Kasese Cobalt Company markets its production through MFCC. Kasese Cobalt Company does not have any direct connection with the end user.

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

Sources and Availability of Raw Materials

The source of raw materials for the Kasese Cobalt Company refinery is restricted to the pyrite stockpile located on the Kasese Cobalt Company refinery property. This stockpile contained an estimate of 920,000 tonnes of pyrite when the project was started (which was later reduced as the result of a more detailed survey in November 2000), and on June 30, 2006, there were approximately 450,000 tonnes remaining to be processed. At the expected rate of consumption, the remaining stockpile will be exhausted in June 2012. At that time, the site may have to be rehabilitated and abandoned. Due to the remoteness of the Kasese Cobalt Company site, it is not economic to import raw material to extend the life of the refinery.

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

C.      Organizational Structure.

The names of our subsidiaries, their jurisdiction of incorporation, our percentage voting ownership and the owner of such interests are as follows:

	Jurisdiction of		Shareholding of
	Incorporation or		the Owner of
Name of Subsidiary	Organization	Owner of Interests	Interests
Kasese Cobalt Company Limited	Uganda	Blue Earth Refineries Inc.	75.0%
Blue Earth Refineries (Canada) Inc.(1)	Yukon, Canada	Blue Earth Refineries Inc.	100.0%

(1)      Holds 49% of 36569 Yukon Inc.

We expect that if Kasese Cobalt Company achieves its targeted refining capacity of 60 tonnes of cobalt cathodes per month, the cash break-even price (revenue at a selling price which covers all cash operating costs at a defined production level) will be $9.59 per pound, and at 55 tonnes per month, the break-even price will be $9.80 per pound. Current Kasese Cobalt Company tax losses amount to approximately $161 million.

D.      Property, Plants and Equipment.

Our office is located at Suite 803, 8/F, Ruttonjee House, Dina Centre, 11 Duddell Street, Central, Hong Kong, SAR, China. This space accommodates all of our executive and administrative offices. We have a registered office at Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

We believe that our existing facilities are adequate for our needs through the end of the year ending June 30, 2007. Should we require additional space at that time, or prior thereto, we believe that such space can be secured on commercially reasonable terms.

Kasese Cobalt Company Cobalt Refinery

Due to weak cobalt prices, the Company placed the plant on a care and maintenance program under which all cobalt production ceased by September 2002. Due to significantly improved cobalt prices, operations were recommenced at the plant in December 2003, and it is now engaged in the extraction of cobalt from the pyrite stockpile. As of June 30, 2006, the stockpile contained approximately 450,000 tonnes of material with an average grade of 1.38% cobalt. The plant recovers cobalt metal from cobalt concentrate using a combination of bio-leaching, solvent extraction and electro-winning. Site construction of the plant commenced in November 1997 and was completed on July 1, 1999. Plant commissioning ran into various difficulties which continued from completion until June 30, 2001. The plant currently employs approximately 250 personnel.

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

Item 5.      Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the years ended June 30, 2006, 2005 and 2004 should be read in conjunction with our consolidated financial statements and related notes included in this annual report. Our financial statements included in this annual report were prepared in accordance with United States of America's generally accepted accounting principles.

As described in Note 2 to our audited consolidated financial statements which are included in this annual report, our 2005 consolidated financial statements have been restated. As a result of the restatement, the equity loss and net loss for 2005 was increased by $0.8 million to $2.9 million and $3.7 million, respectively, and as of June 30, 2005, the accumulated deficit was increased by $0.8 million to $6.8 million and the investment in and advances to investment method investee were decreased by $0.8 million to $3.3 million. Basic loss per ordinary share was increased to $0.24 from $0.19. We also restated our income tax disclosures for the year ended June 30, 2005. There was no impact on our 2005 consolidated balance sheet or income statement arising from this restatement. In July 2004, we authorized to change our common shares from $1 par value per share to no par value. Our 2005 financial statement did not reflect such changes. There was no impact on our 2005 consolidated balance sheet or income statement arising from this restatement. Our Company reclassified $0.1 million of receivables from accounts receivable to prepaid expenses and others in the 2005 consolidated balance sheet. Our Company has disclosed $0.6 million of accrued power charges and $0.4 million of accrued cobalt royalties separately from accounts payable and accrued liabilities in the restated 2005 consolidated balance sheet. These amounts were previously disclosed in accounts payable and accrued liabilities. Agency fees of $0.5 million have been reclassified from cost of operations to sales of cobalt in the 2005 restated consolidated statement of operations. Depreciation had previously been included in cost of operations in the consolidated statement of operations. Our Company has reclassified depreciation expenses as a separate line item on the consolidated statement of operations in the determination of gross profit. Our Company had previously classified rehabilitation expense as a component of expenses in the consolidated statement of operations. Our Company has determined that it should be included in the determination of gross profit. Accordingly, gross profit has decreased $0.1 million and $0.3 million for the years ended June 30, 2005 and 2004, respectively.

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

Year Ended June 30, 2006 Compared to Year Ended June 30, 2005

The Company sold 1.6 million pounds of cobalt for $18.1 million in the fiscal year 2006, compared to 1.1 million pounds of cobalt for $15.4 million in the fiscal year 2005. The average net price realized was $11.27 per pound in the fiscal year 2006, compared to $13.50 per pound in the fiscal year 2005.

The cost of sales was $16.5 million and $12.5 million for the fiscal years 2006 and 2005, respectively. The cost of sales included depreciation charges of $5.8 million and $4.6 million and the rehabilitation expense was $0.2 million and $0.1 million in fiscal years 2006 and 2005, respectively. The gross profit was $1.6 million and $3.0 million for the fiscal years 2006 and 2005, respectively. The decrease in gross profit was due to lower realized prices in 2006.

The general and administrative expenses were $3.3 million and $3.8 million for the fiscal years 2006 and 2005, respectively. The operating loss was $1.6 million and $0.8 million for the fiscal years 2006 and 2005, respectively.

We recognized an equity loss of $1.9 million and $2.9 million for the fiscal years 2006 and 2005, respectively, representing our proportionate share in the operating loss of our equity method investee.

The net loss was $3.3 million (or basic loss per share of $0.22) and $3.7 million (or basic loss per share of $0.24) for each of the fiscal years 2006 and 2005, respectively.

Year Ended June 30, 2005 Compared to Year Ended June 30, 2004

Our Company sold 1.1 million pounds of cobalt for $15.4 million in the fiscal year 2005, compared to 353,572 pounds of cobalt for $5.0 million in the fiscal year 2004. The average net price realized was $13.50 per pound in the fiscal year 2005, compared to $14.20 per pound in the fiscal year 2004. Kasese Cobalt Company was placed on a care and maintenance program in September 2002. It resumed production in 2004.

Kasese Cobalt Company earned $nil and $0.4 million from power sales for the fiscal years 2005 and 2004, respectively. Its hydro-power plant generates electricity for its own use, and any excess power, when available, is sold to a government power company. The cost of sales was $12.5 million and $4.0 million for the fiscal years 2005 and 2004, respectively. The cost of sales included depreciation charges of $4.6 million and $1.7 million for the fiscal years 2005 and 2004, respectively. The rehabilitation expense was $0.1 million and $0.3 million for the fiscal years 2005 and 2004, respectively. The gross profit was $3.0 million and $1.4 million for the fiscal years 2005 and 2004, respectively.

The general and administrative expenses were $3.8 million and $1.7 million for the fiscal years 2005 and 2004, respectively. The operating loss was $0.8 million and $0.3 million for the fiscal years 2005 and 2004, respectively.

We recognized an equity loss of $2.9 million and $0.5 million for the fiscal years 2005 and 2004, respectively, representing our proportionate share in the operating loss of our equity method investee.

The net loss was $3.7 million (or basic loss per share of $0.24) and $0.5 million (or basic loss per share of $0.03) for the fiscal years 2005 and 2004, respectively.

Restatement of 2005 Financial Statements

During the year ended June 30, 2004, Mass Financial transferred its 49% interest in and its advances to an equity method investee to our Company at carrying value of $5,905. The investee owns a cobalt refinery in Ontario, Canada.

The Company has accounted for this equity method investee in accordance with EITF 99-10, Percentage Used to Determine the Amount of Equity Method Losses. The Task Force reached a consensus in EITF 99-10 that an investor should not recognize equity method losses based solely on the percentage of investee common stock held by the investor. The Task Force also discussed whether an investor should recognize equity method losses based on (a) the ownership level of the particular investee security or loan/advance held by the investor to which the equity method losses are being applied or (b) the change in the investor's claim on the investee's book value. The Task Force did not reach a consensus on the appropriate method, and observed that both approach (a) and (b) are acceptable. In the year ended June 30, 2004, we adopted approach (a) as our accounting policy. In 2005, we inappropriately changed our accounting treatment by adopting method (b) resulting in an error in the previously issued financial statements. Our Company has restated our audited financial statements for the year ended June 30, 2005. The effects of the restatement are summarized in Note 2 to the consolidated financial statements included in this annual report. As a result of the restatement, the equity loss and net loss for 2005 was increased by $0.8 million to $2.9 million and $3.7 million, respectively, and as of June 30, 2005, the accumulated deficit was increased by $0.8 million to $6.8 million and the investment in and advances to investment method investee were decreased by $0.8 million to $3.3 million. Basic loss per share was increased to $0.24 from $0.19.

We also restated our income tax disclosures for the year ended June 30, 2005. There was no impact on our 2005 consolidated balance sheet or income statement arising from the restatement

Our Company has reclassified $143 of receivables from accounts receivable to prepaid expenses and others in the 2005 consolidated balance sheet.

Our Company has disclosed $569 of accrued power charges and $359 of accrued cobalt royalties separately from accounts payable and accrued liabilities in the restated 2005 consolidated balance sheet. These amounts were previously disclosed in accounts payable and accrued liabilities.

In July 2004, our Company changed our authorized share capital from ordinary shares with a par value of $1 each to without par value. Our Company's 2005 financial statements did not reflect such a change. On October 27, 2006, our Company changed our authorized share capital again which resulted in us once again having ordinary shares with a par value of $1 each.

Agency fees of $462 have been reclassified from cost of operations to sales of cobalt in the 2005 restated consolidated statement of operations.

Depreciation had previously been included in cost of operations in the consolidated statement of operations. Our Company has reclassified depreciation expenses as a separate line item on the consolidated statement of operations in the determination of gross profit.

Our Company had previously classified rehabilitation expense as a component of expenses in the consolidated statements of operations. Our Company has determined that it should be included in the determination of gross profit. Accordingly, gross profit has decreased $140 and $261for the years ended June 30, 2005 and 2004, respectively.

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

Revenue Recognition

Our Company's primary business is cobalt refining and our revenue primarily comes from the sale of cobalt. Our Company receives orders from the sales agent, and ships the finished goods as instructed. The revenue is recognized when the finished goods are delivered to the port where the buyers take over title of the goods, the terms of the sales are known and complied with and no significant Company obligations remain. Management believes that the risk of misstating revenue is very remote and the only major misstatement, if any, may come from the period-end cut-off.

Valuation of Equity Method Investments

We have an investment which is accounted for by the equity method. Under the equity method, the investment is initially recorded at cost, then reduced by dividends and increased or decreased by our proportionate share of the investee's net earnings or loss.

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

Accounting for the rehabilitation provision requires management to make estimates of the future costs that we will incur to complete the reclamation and remediation work required to comply with the current laws, statutes, ordinances and contacts. We make these estimates based on the current data. We also need to make interpretation of such laws, statutes, ordinances and contacts, and our interpretation may be different from that of the lawmakers, regulatory agencies or other contracting parties. Furthermore, future changes and amendment to the laws, statutes, ordinances and contracts usually increase the extent of the reclamation and remediation work required to be performed. Actual costs incurred in the future periods could differ our current estimates. Any such increases in the future costs could have material adverse impact on our financial positions and result of operations.

Inventories

Our inventories consist of spare parts and materials, work-in-progress and finished goods. Spare parts and materials are stated at the lower of the weighted average cost or replacement cost. We review the valuation allowance periodically. The primary factors that affect the valuation allowance include the short-term and long-term metals prices and the current production process which includes, but not limited to, the input factors such as labor, fuel and energy, materials and supplies, the quality of the finished goods, the production level, productivity and efficiency.

Work-in-progress represents materials that are currently in the process of being converted into a saleable product. We measure the work-in-progress in terms of a percentage of finished goods. Such estimation is based on our production and process engineering reports. The work-in-progress is valued at the weighted average cost of production and the net realizable value of its finished product less additional cost to complete, whichever is lower.

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

We review our inventory activity reports regularly, and perform a stock count at least once a year. We review our inventory activity reports as part of our production planning and control procedure, as well as financial control. During such review, we identify the slow-moving, obsolete or excess spare parts and materials, if any. Our production engineers may modify our production process, to a limited extent, to use such slow-moving or excess materials in the production, or put them into alternative use. The slow-moving items may indicate that such items are damaged. Management usually reviews the inventory activity reports with our finance department to determine whether a write-down or valuation allowance is required. Unless the items are badly damaged, the review of the slowing moving, excess or obsolete items and their alternative use are judgmental and their ultimate outcome may be different from what we estimate.

Recent Developments

Cobalt production for the 12 months ended June 30, 2006 was 684 tonnes and has averaged 56.5 tonnes per month from July to November, 2006. The market price per pound for Kasese grade cobalt has increased from $13.00 on June 30, 2005 to $14.50 on June 30, 2006. The current price in December 2006 of Kasese grade cobalt is approximately $20.00 per pound.

Since June 30, 2006, the price of cobalt has experienced market volatility. We sold 333,339 pounds of cobalt for $4.2 million in the quarter ended September 2006 in which the average net price realized was $12.60 per pound.

B.       Liquidity and capital resources.

As of June 30, 2006, we had cash on hand of $1.8 million and as of June 30, 2005, we had cash on hand of $0.7 million.

Operating Activities

The operating activities provided cash of $1.3 million in the fiscal year 2006, compared to $2.7 million in the fiscal year 2005. Cash provided by operating activities decreased in the fiscal year 2006, largely due to an increase in receivables from affiliates of $3.9 million as compared to $Nil in the fiscal year 2005. The decrease in cash flow from operating activities reflected the lower price of cobalt in the current year.

At present, the revenue earned by us comes from cobalt sales of Kasese Cobalt Company. In 2004, Kasese Cobalt Company entered into a distribution agreement with Danzas, a wholly-owned subsidiary of MFCC, a subsidiary of Mass Financial. This distribution agreement between Kasese Cobalt Company and Danzas was assigned to us at the completion of the plan of arrangement. MFCC continues to be our sales agent. We believe that these arrangements will permit us to generate sufficient cash flow from operations to meet our working capital and other requirements for the next twelve months. There are no material capital expenditures commitments at the Kasese Cobalt Company refinery. Given current market demand for Kasese cobalt, we anticipate that our cash flow from Kasese Cobalt Company will meet our operating expenses.

Investing Activities

The investing activities used cash of $0.2 million and $0.3 million on capital assets in the fiscal years 2006 and 2005, respectively.

Financing Activities

The financing activities used cash of $23,000 on the repurchase of shares during the fiscal year 2006, compared to $1.8 million on a dividend payment to KHD Humboldt Wedag International in December 2004, prior to the distribution of our ordinary shares to the shareholders of KHD Humboldt Wedag International.

The Company declared and paid a cash distribution of $0.25 per share to its holders of ordinary shares, totalling $3.8 million in September 2006.

We had no material commitments to acquire assets or operating businesses at June 30, 2006. We do not anticipate any acquisition of businesses or commitments to projects in the future. We intend to pay to our shareholders a distribution by way of dividends and/or return of capital in the future, subject to availability of cash and our capital requirements.

Foreign Currency

Substantially all of our operations are conducted in US dollars. Cobalt transactions are quoted in US dollars.

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

D.      Trend information.

The commodity price of cobalt has a direct impact on our revenue prospects and our ability to raise capital. Generally in 2006, the trend for the price of cobalt has been upward. Although there is no assurance that this trend will continue, management is optimistic that the current price level will continue for the foreseeable future.

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

We do not have any contractual obligations and commitments as of June 30, 2006 that will require significant cash outlays in the future.

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

Item 6.       Directors, Senior Management and Employees

A.      Directors and senior management.

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Blue Earth

Michael J. Smith Director, President and Secretary Age: 58	Director since 2004. As director, Mr. Smith is responsible for the management and supervision of our board of directors and of the affairs and business of our Company. As President and Secretary, Mr. Smith is responsible for our day-to-day operations, management of our financing functions and for developing our strategic direction.
Rajesh Kumar Singhal Director Age: 44	Director since 2005. As a director, Mr. Singhal is responsible for the management and supervision of the affairs and business of our Company.

Nowroz Jal Cama Director Age: 62	Director since 2005. As a director, Mr. Jal Cama is responsible for the management and supervision of the affairs and business of our Company.

Michael J. Smith – Director, President, Chief Executive Officer and Secretary

Michael J. Smith has been our President, Chief Executive Officer, Secretary and a director since 2004. Mr. Smith has extensive experience in advisory services, corporate finance and restructuring. Mr. Smith was the President and Chief Executive Officer of KHD Humboldt Wedag International from 1996 to March 7, 2006 when Mr. Smith voluntarily resigned from such positions. Mr. Smith has been the Chief Financial Officer and Secretary of KHD Humboldt Wedag International since 2003 and a director since 1986. KHD Humboldt Wedag International is a publicly traded company listed on the Nasdaq Global Market with its common shares registered with the SEC under the Securities Exchange Act of 1934. Mr.

Smith is also Chief Executive Officer, Chief Financial Officer and a director of Cathay Merchant Group, Inc., a public company with its common shares registered with the SEC under the Securities Exchange Act of 1934. Mr. Smith is also the President and a director of Mass Financial.

Rajesh Kumar Singhal – Director

Rajesh Kumar Singhal has been a director since 2005. Rajesh Kumar Singhal obtained a Diploma in Tool and Die Making from NTTF Tellicherry Kerola and is employed as a training officer.

Nowroz Jal Cama – Director

Nowroz Jal Cama has been a director since 2005. Nowroz Jal Cama has extensive experience in banking, corporate finance and human resources development. Since 2005, Nowroz Jal Cama has been a director of Sasamat Capital Corporation (a related party).

There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer.

B.       Compensation.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended June 30, 2006 to our President and Secretary and to our next four most highly paid executive officers who received a combined salary and bonus during such period in excess of $100,000:

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long Term Compensation

Securities
				Other	Under	All other
Name and				Annual	Options/SARs	Compen-
Principal Position	Year	Salary	Bonus	Compensation	Granted	sation

Michael J. Smith President, Secretary and Director	2006	$90,000	Nil	Nil	Nil	Nil

Option Grants During the Most Recently Completed Financial Year

We did not grant any stock options during the financial year ended June 30, 2006.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

No options were exercised during the financial year ended June 30, 2006 and there are no options currently outstanding.

Option and SAR Repricing

No options were repriced during the financial year ended June 30, 2006.

Directors' Compensation

During the 2006 fiscal year, Michael J. Smith did not receive any compensation as a director of our Company. Rajesh K. Singhal and Nowroz Jal Cama received $600 per month as compensation as a director of our Company and $150 for each meeting of directors that they attended. We also reimburse our directors and officers for expenses incurred in connection with their services as our directors and officers.

Stock Option Plan

We do not currently have a stock option plan and there are no stock options outstanding at the date of this annual report.

C.      Board practices.

The election and retirement of our directors are provided for in our Articles of Association. Each director holds office until his or her successor takes office or until his or her death, resignation or removal.

At our last annual meeting of shareholders held in 2004, five directors were elected for five year terms. In 2005, four of our directors, Mr. Shuming Zhao, Dr. Kelvin Yao, Dr. Stefan Feuerstein and Ms. Silke Brossmann, each resigned independently. Dr. Feuerstein resigned on March 9, 2005, Mr. Zhao and Dr. Yao resigned on March 15, 2005 and Ms. Brossmann resigned on April 11, 2005. Two of the resulting vacancies on our board of directors were filled by a resolution of our remaining director. Mr. Rajesh Kumar Singhal and Mr. Nowroz Jal Cama were appointed as directors to fill the vacancies created by these resignations. Each of them will serve the remaining terms of the directorships to which they were appointed. Commencing with the 2009 annual meeting of shareholders, and as permitted under the corporate law of the British Virgin Islands, our directors are required to be divided into five classes: Class I, Class II, Class III, Class IV and Class V, as equal in number as possible.

Audit Committee

We do not currently have an audit committee.

Compensation Committee

We do not currently have a compensation committee.

D.      Employees.

Currently, Blue Earth does not have any employees. As of June 30, 2006, Kasese Cobalt Company, our operating subsidiary, had approximately 250 employees, of which 125 employees belonged to a non-compulsory Ugandan national union, Uganda Mines Metal and Allied Workers Union. Their current collective agreement is to expire on January 31, 2007. We expect to extend the agreement to January 2008 with similar terms.

E.      Share ownership.

There were 15,142,836 ordinary shares of our Company issued and outstanding as of February 1, 2007. The number of our ordinary shares owned by our directors or executive officers as of that date were:

Name	Number of Common Shares
Office Held	Beneficially Owned	Percentage(1)
Michael J. Smith(2)	1,639,400(3)	10.8%
Rajesh Kumar Singhal	Nil	Nil
Nowroz Jal Cama	Nil	Nil

(1)	Based on 15,142,836 ordinary shares issued and outstanding as at February 1, 2007.

(2)	Michael J. Smith is the President and a director of Mass Financial Corporation.

(3)	This number includes 1,554,400 indirectly held by Mass Financial Corporation.

Item 7.       Major Shareholders and Related Party Transactions

A.       Major shareholders.

The following table sets forth, as of February 1, 2007, the only persons known to us to be the beneficial owner of more than five (5%) of our common shares:

			Percentage of
	No. of Common		Outstanding
Name of Shareholder	Shares Owned		Common Shares(1)
Peter Kellogg	4,863,546	(2)	32.1%	(2)
Mass Financial Corp.	1,554,400		10.3%
Lloyd I. Miller, III	994,542	(3)	6.6%	(3)

(1)	Based on 15,142,836 common shares issued and outstanding as at February 1, 2007.

(2)

In the public filings made by Peter Kellogg with respect to his shares in our Company, 4,290,846 shares are held by IAT Reinsurance Company Ltd., 522,700 shares are held by a foundation which is jointly administered by Mr. Kellogg and his wife and 50,000 shares are held by a partnership controlled by Mr. Kellogg. Mr. Kellogg disclaims beneficial ownership of the shares owned by IAT Reinsurance Company.

(3)

In the public filings made by Lloyd I. Miller, III with respect to his shares in our Company, Lloyd I. Miller, III shares voting and dispositive control over 673,302 shares as an investment advisor to the trustee of certain family trusts and with respect to shares owned by his wife.

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

In 2004, Kasese Cobalt Company entered into an exclusive distribution agreement for an initial term ending December 31, 2014, with Danzas Corporation to sell all of the cobalt produced by Kasese Cobalt Company. Danzas had an agreement with its parent corporation, MFCC, a subsidiary of Mass Financial, whereby MFCC acted as Danzas' sales agent. Pursuant to an Assignment, Consent and Amendment Agreement dated December 30, 2004, our Company replaced Danzas as the party of the distribution agreement, acquired all of Danzas' claims, rights and entitlements and assumed all of Danzas' obligations under the distribution agreement. Until June 30, 2005, MFCC charged agency fees of $1.50 per pound of cobalt sold. Our Company renegotiated agency fees with MFCC and from July 1, 2005 to June 30, 2006, the agency fees were revised to $0.50 per pound of cobalt sold. MFCC also charged fees for additional services rendered to our Company. Total fees of $1.3 million, $2.2 million and $0.5 million were paid or payable to MFCC for the years ended June 30, 2006, 2005 and 2004, respectively.

Our Company has an amount due from (to) MFCC in the amount of $3.5 million and $(0.5 million) at June 30, 2006 and 2005, respectively, primarily for cobalt sales proceeds net of the purchase of supplies and materials. During the years ended June 30, 2006, 2005 and 2004, our Company purchased supplies and materials amounting to $nil, $1.4 million and $1.5 million from MFCC, which are paid in the normal course.

Kilembe Mines owes our Company $1.6 million in an unsecured loan which is payable through forfeiture of any future dividends if payable by Kasese Cobalt Company. This amount is fully reserved because of the uncertainty that Kasese Cobalt Company will pay dividends.

During 2005, certain expenses of our Company were paid by KHD Humboldt Wedag International in the amount of $0.5 million.

Our Company has an amount due to KHD Humboldt Wedag International in the amount of $nil and $0.5 million at June 30, 2006 and 2005, respectively.

During 2006, certain expenses of our Company were paid by Mass Financial in the amount of $0.6 million.

Our Company has an amount due to Mass Financial in the amount of $0.6 million and $nil at June 30, 2006 and 2005, respectively.

These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the affiliated parties.

C.      Interests of experts and counsel.

None of the named experts or counsellors employed on a contingent basis owns shares in the Company or its subsidiaries or has a material, direct or indirect economic interest in the Company.

Item 8.      Financial Information

A.      Consolidated statements and other financial information.

Our financial statements are stated in United States dollars and are prepared in accordance with accounting principles generally accepted in the United States of America.

Financial Statements filed as part of this annual report:

The following financial statement of our Company are filed as part of this annual report:

Report of Independent Registered Chartered Accountants dated February 16, 2007

Report of Independent Registered Public Accounting Firm dated December 2, 2005 (February 1, 2007 as to the effects of the restatement discussed in Note 2)

Report of Independent Registered Public Accounting Firm dated September 3, 2004 except for the effects of the stock split described in Note 1, the date of which was December 30, 2004

Consolidated Balance Sheets as at June 30, 2006 and 2005 (Restated)

Consolidated Statements of Operations for the years ended June 30, 2006, 2005 (Restated) and 2004

Consolidated Statements of Comprehensive Income (Loss) for the years ended June 30, 2006, 2005 (Restated) and 2004

Consolidated Statements of Changes in Shareholders' Equity for the years ended June 30, 2006, 2005 (Restated) and 2004

Consolidated Statements of Cash Flows for the years ended June 30, 2006, 2005 (Restated) and 2004

Notes to Consolidated Financial Statements

The following financial statement of 4025776 Canada Inc., an investee accounted for by the equity method, are filed as part of this annual report:

Report of Independent Auditor dated January 16, 2007

Report of Independent Registered Public Accounting Firm dated September 3, 2004 Consolidated Balance Sheets as at June 30, 2006 and 2005 Consolidated Statements of Operations for the years ended June 30, 2006, 2005 and 2004

Consolidated Statements of Changes in Shareholders' Deficiency for the years ended June 30, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the years ended June 30, 2006, 2005 and 2004

Notes to Consolidated Financial Statements

Legal Proceedings

There are no legal proceedings to which we are a party and, to our knowledge, no such proceedings are pending.

Dividend Distributions

During our fiscal year ended June 30, 2005, our board of directors distributed $1.8 million to KHD Humboldt Wedag International prior to the distribution of our ordinary shares to the shareholders of KHD Humboldt Wedag International. Subsequent to fiscal year ended June 30, 2006, our board of directors declared and paid a cash distribution of $0.25 per share on our issued and outstanding ordinary shares to our shareholders of record as of September 18, 2006. We distributed an aggregate of $3,785,709 to our shareholders of record. We may pay additional cash dividends or distributions on our shares in the foreseeable future. However, any future payment of dividends or distributions will be determined by our board of directors on the basis of our earnings, financial requirements and other relevant factors. Successful operation of the cobalt assets is subject to a number of risks and uncertainties, including those described under the heading "Risk Factors".

B.      Significant changes.

Our management is not aware of any significant changes.

Item 9.      The Offer and Listing

A.      Offer and listing details.

The following table sets forth the high and low sales of prices of our ordinary shares on the Pink Sheets LLC for the periods indicated since May 26, 2005, the first day when prices for our ordinary shares were published by the Pink Sheets.

	Pink Sheets
	High	Low
	(U.S.$)	(U.S.$)
Annual Highs and Lows
For the Fiscal Year Ended June 30, 2006	$1.97	$1.01

Quarterly Highs and Lows
For the Fiscal Year Ended June 30, 2006
Quarter ended September 30, 2005	$1.97	$1.37
Quarter ended December 31, 2005`	$1.97	$1.05
Quarter ended March 31, 2006	$1.50	$1.01
Quarter ended June 30, 2006	$1.70	$1.20

Monthly Highs and Lows Subsequent
to the Fiscal Year Ended June 30, 2006
June	$1.38	$1.18
July	$1.30	$1.10
August	$1.35	$1.10
September	$1.70	$1.27
October	$1.65	$1.37
November	$2.00	$1.36

The transfer of our common shares is managed by our transfer agent, Mellon Investor Services, LLC, 480 Washington Boulevard, Jersey City, NJ 07310.

B.      Plan of distributions.

Not applicable.

C.      Markets.

Our ordinary shares quoted on the Pink Sheets LLC under the symbol "BUERF".

D.      Selling shareholders.

Not applicable.

E.      Dilution.

Not applicable.

F.      Expenses of the issue.

Not applicable.

Item 10.      Additional Information

A.      Share capital.

Not applicable.

B.      Memorandum and articles of association.

Incorporation

We were incorporated in the British Virgin Islands on November 25, 2003 under the name Nature Extrac Limited. We formally changed our corporate name to Blue Earth Refineries Inc. effective July 8, 2004.

2006 Amendment to Memorandum and Articles of Association

On October 27, 2006, our board of directors filed an amendment to our Memorandum of Association and Articles of Association with the Registry of Corporate Affairs, British Virgin Islands. As a result of the amendments, we changed our authorized share capital from $100,000,000 without par value to 100,000,000 ordinary shares with a par value of $1.00 each. As of October 27, 2006, the authorized capital of our Company consists of 100,000,000 ordinary shares of $1.00 par value and 100,000,000 Class A Preferred shares without par value.

C.      Material contracts.

Other than the term sheet dated November 30, 2006, between our Company and First Equity Securities, whereby we agreed to sell all of our interest in 36569 Yukon, we have not entered into any material contracts during the last twenty-four months from the date of this annual report which were not otherwise entered into in the normal course of business.

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

As used herein, a "US holder" includes a holder of our ordinary shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for US tax purposes and any other person or entity whose ownership of our ordinary shares is effectively connected with the conduct of a trade or business in the United States. A US holder does not include persons subject to special provisions of US federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

A distribution to a US holder of our ordinary shares will generally be taxed as follows: first, as a taxable dividend to the extent of the shareholder's pro rata share of our current and accumulated earnings and profits; second, as a return of capital and reduction of the shareholder's basis in the our ordinary shares to the extent the distribution exceeds the shareholder's pro rata share of current and accumulated earnings and profits; and third, as capital gain to the extent the distribution exceeds both the shareholder's pro rata share of current and accumulated earnings and profits and such shareholder's cost basis in our ordinary shares.

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

F.      Dividends and paying agents.

Not applicable.

G.      Statements by experts.

Not applicable.

H.      Documents on display.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. In addition, the SEC maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at HTTP://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Suite 803, 8/F, Ruttonjee House, Dina Centre, 11 Duddell Street, Central, Hong Kong, SAR, China.

The documents concerning our Company may also be viewed at the offices of our corporate solicitors, Clark Wilson LLP, Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1, during normal business hours.

I.      Subsidiary Information

As at February 1, 2007, our subsidiaries were as follows:

			Shareholding of
	Jurisdiction	Owner	the Owner of
Name	of Organization	of Interests	Interests
Kasese Cobalt Company Limited	Uganda	Blue Earth Refineries Inc.	75.0%
Blue Earth Refineries (Canada) Inc.(1)	Yukon Canada	Blue Earth Refineries Inc.	100.0%

(1)      Holds 49% of 36569 Yukon Inc.

Item 11.     Quantitative and Qualitative Disclosures About Market Risk

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

Foreign Currency Exchange Rate Risk

Our reporting currency is the United States dollar. We held a long-term income debenture €4,242,000 (principal amount) and a receivable of CDN$2,142,104 under a credit facility held by 36569 Yukon, until December, 2006, which subjected us to currency exchange rate risk. A depreciation of the Euro and Canadian dollar against the United States dollar will decrease the fair value of our financial instrument assets. An appreciation of the Euro and Canadian dollar against the United States dollar will increase the fair value of our financial instrument assets. The following table provides information about our exposure to foreign currency exchange rate fluctuations for the carrying amount of the investment that may be sensitive to such fluctuations as at June 30, 2006 and 2005 and expected cash flows from these instruments. In December 2006, we agreed to sell all our interest in 36569 Yukon.

As at June 30, 2006
(in thousands)
			Expected Cash Flow
	Carrying	Fair
	Value	Value	2007	2008	2009	2010	2011	Thereafter
Equity method investments(2)	$1,699	$2,244	$2,244(1)	$ -	$ -	$ -	$-	$ -

(1)	Representing the net consideration to be received from the investment sold subsequent to the fiscal year ended June 30, 2006.

(2)	Consisting of debt securities and advances.

As at June 30, 2005
(in thousands)
			Expected Cash Flow(1)
	Carrying	Fair
	Value	Value	2006	2007	2008	2009	2010	Thereafter
Equity method investments(2)	$3,341	$4,175	$2,070(3)	$ -	$ -	$ -	$-	$8,426

(1)	Including interest.

(2)	Consisting of debt securities and advances.

(3)	Consisting of advances and interest on advances.

Item 12.      Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.      Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report, being June 30, 2006. This evaluation was carried out under the supervision and with the participation of our management, including the President.

Based on this evaluation, the President has concluded that our disclosure controls and procedures as at June 30, 2006 were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to our management, including the President, as appropriate, to allow timely decisions regarding required disclosure.

We have identified, developed and begun to implement remedial measures in light of the findings of the President's assessment of the effectiveness of disclosure controls and procedures over financial reporting, to strengthen our Company's disclosure controls and procedures. The President is currently developing a plan and timetable for the implementation of remedial measures intended to strengthen our disclosure controls and procedures. Upon finalization and board approval of the plan, the President intends to implement the plan.

In light of the conclusion that our Company's disclosure controls and procedures were ineffective as of June 30, 2006, we have applied procedures and processes as necessary to ensure the reliability of our financial reporting in regards to this annual report. Accordingly, management believes, based on its knowledge, that (i) this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading with respect to the period covered by this report and (ii) the financial statements, and other financial information included in this report, fairly present in all material respects our financial condition, results of operations and cash flows as at, and for, the periods presented in this report.

Item 16.       [Reserved]

Item 16A.       Audit Committee Financial Expert

Our board of directors has determined that it does not have a member that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We have been unable to retain the services of a person who qualifies as an "audit committee financial expert." Until we appoint such a person, we believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

Item 16B.      Code of Ethics

As a foreign private issuer, we have not yet adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Item 16C.      Principal Accountant Fees and Services.

Audit Fees

Our board of directors appointed Deloitte & Touche LLP as independent auditors to audit our financial statements for the fiscal year ended June 30, 2006.

The aggregate fees billed by Deloitte & Touche LLP to date for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal year ended June 30, 2006 were $24,000.

The aggregate fees billed by Davidson & Company LLP for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal year ended June 30, 2005 were $127,500.

Audit Related Fees

For the fiscal year ended June 30, 2006, Deloitte & Touche LLP did not perform any assurance and related services which are not reported under the caption "Audit Fees" above.

For the fiscal year ended June 30, 2005, Davidson & Company LLP did not perform any assurance and related services which are not reported under the caption "Audit Fees" above.

Tax Fees

For the fiscal year ended June 30, 2006, the aggregate fees billed for tax compliance, tax advice and tax planning on tax matters by Deloitte & Touche LLP were $Nil.

For the fiscal year ended June 30, 2005, the aggregate fees billed for tax compliance, tax advice and tax planning on tax matters by Davidson & Company LLP were $5,953.

All Other Fees

For the fiscal year ended June 30, 2006, Deloitte & Touche LLP did not perform any other non-audit professional services, other than those services listed above.

For the fiscal year ended June 30, 2005, Davidson & Company LLP did not perform any other non-audit professional services, other than those services listed above.

The board of directors pre-approves all services provided by our independent auditors. All of the services and fees described under the categories of "Audit Related Fees", "Tax Fees" and "All Other Fees" were reviewed and approved by the board of directors before the respective services were rendered and none of such services were approved by the board of directors pursuant to paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X.

The board of directors will consider the nature and amount of the fees to be billed by Deloitte & Touche LLP, and will examine the provision of the services for activities unrelated to the audit is compatible with maintaining Deloitte & Touche LLP's independence.

Item 16D.      Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E.      Purchases of Equity Securities by the Company and Affiliated Purchasers

During our fiscal year ended June 30, 2006, we offered to purchase for cash all ordinary shares that on October 20, 2005, were owned by holders of 99 or fewer ordinary shares. Our offer to repurchase odd-lots enabled our shareholders owning odd-lots to receive cash for their ordinary shares without incurring brokerage fees. This offer was also an attempt to reduce the effort and expense in communicating and servicing a large number of shareholders who own a small number of ordinary shares.

The repurchase offer expired on December 30, 2005 at 5:00 p.m. Pacific Standard Time. We paid $1.82 for each ordinary share that was properly submitted for purchase, such price being the market price of the ordinary shares on October 20, 2005. As a result of our offer, 12,507 shares were properly tendered prior to the December 30, 2005 expiry date. As a result, we repurchased 12,507 shares for total cash of $22,763.

Issuer Purchases Of Equity Securities

Period	Total No. of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total No. of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Max. no. (or approximate $ value) of Shares (or Units) that may yet be purchased under the plans or programs(1)

October 20, 2005(2) to October 31, 2005	-	$1.82	N/A	N/A

November 1, 2005 to November 30, 2005	12,507	$1.82	N/A	N/A

December 1, 2005 to December 30, 2005(3)	-	$1.82	N/A	N/A
Total	$ 12,507	$ 1.82	$ N/A	$ N/A

(1)	The 2005 repurchase plan was open to all shareholders holding fewer than 100 shares in the capital of our Company as of the record date determined by our board of directors to be October 20, 2005.

(2)	October 20, 2005 was the first day that shareholders were eligible to participate in our 2005 repurchase plan.

(3)	December 30, 2005 was the last day that shareholders were eligible to participate in our 2005 repurchase plan.

PART III

Item 17.      Financial Statements

See Item 18. Financial Statements

Item 18.      Financial Statements

Financial Statements filed as part of this annual report:

The following financial statement of our Company are filed as part of this annual report:

          Report of Independent Registered Chartered Accountants dated February 16, 2007

Report of Independent Registered Public Accounting Firm dated December 2, 2005 (February 1, 2007 as to the effects of the restatement discussed in Note 2)

Report of Independent Registered Public Accounting Firm dated September 3, 2004 except for the effects of the stock split described in Note 1, the date of which was December 30, 2004

Consolidated Balance Sheets as at June 30, 2006 and 2005 (Restated)

Consolidated Statements of Operations for the years ended June 30, 2006, 2005 (Restated) and 2004

Consolidated Statements of Comprehensive Income (Loss) for the years ended June 30, 2006, 2005 (Restated) and 2004

Consolidated Statements of Changes in Shareholders' Equity for the years ended June 30, 2006, 2005 (Restated) and 2004

Consolidated Statements of Cash Flows for the years ended June 30, 2006, 2005 (Restated) and 2004

Notes to Consolidated Financial Statements

The following financial statement of 4025776 Canada Inc., an investee accounted for by the equity method, are filed as part of this annual report:

Report of Independent Auditor dated January 16, 2007

Report of Independent Registered Public Accounting Firm dated September 3, 2004

Consolidated Balance Sheets as at June 30, 2006 and 2005

Consolidated Statements of Operations for the years ended June 30, 2006, 2005 and 2004

Consolidated Statements of Changes in Shareholders' Deficiency for the years ended June 30, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the years ended June 30, 2006, 2005 and 2004

Notes to Consolidated Financial Statements

BLUE EARTH REFINERIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006, 2005 and 2004

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Blue Earth Refineries Inc.

We have audited the accompanying consolidated balance sheet of Blue Earth Refineries Inc. as of June 30, 2006, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index at Item 18. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We did not audit the financial statements of 4025776 Canada Inc., the Company’s investment in which is accounted for by the use of the equity method. The Company’ equity of $1,416,000 in 4025776 Canada Inc.’s net assets at June 30, 2006, and of $2,213,000 in that company’s net loss for the year then ended are included in the accompanying consolidated financial statements. The financial statements of 4025776 Canada Inc. for the year ended June 30, 2006 were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors. The consolidated financial statements of Blue Earth Refineries Inc. for the year ended June 30, 2005 were audited by other auditors whose report dated December 2, 2005 (February 1, 2007 as to the effects of the restatements discussed in Note 2) expressed an unqualified opinion on those statements and included an explanatory paragraph that described the restatements discussed in Note 2 to the financial statements. The consolidated financial statements of Blue Earth Refineries Inc. for the year ended June 30, 2004 were audited by other auditors whose report dated September 3, 2004 (except for the effects of the stock split described in Note 1, the date of which was December 30, 2004), expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2006 and the results of its operations and its cash flows for the year ended June 30, 2006 in conformity with accounting principles generally accepted in the Unites States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Independnent Registered Chartered Accountants
Vancouver, Canada
February 16, 2007

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Blue Earth Refineries Inc.

We have audited the accompanying consolidated balance sheet of Blue Earth Refineries Inc. as at June 30, 2005 and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

As discussed in Note 2, the accompanying consolidated financial statements as of and for the year ended December 31, 2005, have been restated.

“DAVIDSON & COMPANY LLP”
Vancouver, Canada	Chartered Accountants
December 2, 2005
(February 1, 2007 as to the effects of the restatements discussed in Note 2)

(a) A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholder
Blue Earth Refineries, Inc.

We have audited the accompanying consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows of Blue Earth Refineries, Inc. and Subsidiary for the year ended June 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of the Company and Subsidiary for the year ended June 30, 2004, in conformity with U.S. generally accepted accounting principles.

/S/ PETERSON SULLIVAN PLLC

Seattle, Washington
September 3, 2004 (except for the effects of the stock split described in Note 1, the date of which was December 30, 2004)

BLUE EARTH REFINERIES INC.
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands, except per share amount)
AS AT JUNE 30

	2006	2005
		(Restated
		Note 2)

ASSETS
Current Assets
Cash	$1,755	$650
Due from affiliates	3,484	-
Inventories	5,789	6,898
Prepaid expenses and other	627	790
Total current assets	11,655	8,338

Long-term Assets
Investment in and advances to an equity method investee	1,699	3,341
Due from Kilembe Mines Ltd; net of allowance for doubtful
accounts of $1,634 at June 30, 2006 and 2005	-	-
Property, plant and equipment, net	33,393	38,568
	35,092	41,909
Total assets	$46,747	$50,247

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$244	$816
Accrued power charges	240	569
Accrued cobalt royalties	976	359
Due to affiliates	617	942
Total current liabilities	2,077	2,686

Rehabilitation provision	1,008	840
Total liabilities	3,085	3,526

Shareholders’ equity
Preferred stock – no par value; authorized – 100,000,000 shares
Issued and outstanding – none	-	-
Common stock – no par value per share; authorized – 100,000,000 ordinary shares
Issued and outstanding – 15,142,836 and 15,555,269 at June 30, 2006 and 2005,
respectively	15,143	15,555
Additional paid-in capital	37,839	37,450
Accumulated deficit	(10,080)	(6,756)
Accumulated other comprehensive income	760	472

Total shareholders’ equity	43,662	46,721

Total liabilities and shareholders’ equity	$46,747	$50,247

The accompanying notes are an integral part of these consolidated financial statements.

BLUE EARTH REFINERIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US Dollars in thousands, except per share amount)
FOR THE YEARS ENDED JUNE 30

	2006	2005	2004
		(Restated
		Note 2)

Sales of cobalt	$18,134	$15,419	$5,019
Sales of power	-	-	404
Cost of operations, excluding depreciation	(10,562)	(7,760)	(2,039)
Depreciation	(5,788)	557)	(1,698)
Rehabilitation expense	(168)	(140)	(261)

Gross profit	1,616	2,962	1,425

EXPENSES
General and administrative expenses	(3,258)	(3,811)	(1,728)

Operating loss	(1,642)	(849)	(303)

OTHER ITEMS
Loss from an equity method investee	(1,930)	(2,930)	(500)
Other income	248	55	326

Net loss for the year	$(3,324)	$(3,724)	$(477)

Basic loss per ordinary share	$(0.22)	$(0.24)	$(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

BLUE EARTH REFINERIES INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(US Dollars in thousands)
FOR THE YEARS ENDED JUNE 30

	2006	2005	2004
		(Restated
		Note 2)

Net loss	$(3,324)	$(3,724)	$(477)
Other comprehensive income (loss), foreign currency translation adjustment	288	(35)	507

Total comprehensive income (loss)	$(3,036)	$(3,759)	$30

The accompanying notes are an integral part of these consolidated financial statements.

BLUE EARTH REFINERIES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)
FOR THE YEARS ENDED JUNE 30

	Common Stock
					Accumulated
			Additional		Other
	Number		Paid-In	Accumulated	Comprehensive
	of Shares	Amount	Capital	Deficit	Income	Total

Balance at June 30, 2003	15,555,269	$15,555	$32,993	$(2,555)	$-	$45,993
Contribution of investment in and advances to equity method investee,
at carrying value	-	-	5,905	-	-	5,905
Net loss	-	-	-	(477)	-	(477)
Foreign currency translation gain	-	-	-	-	507	507
Balance at June 30, 2004	15,555,269	15,555	38,898	(3,032)	507	51,928
Capitalization of deficit account	-	-	(1,842)	1,842	-	-
Dividend paid	-	-	-	(1,842)	-	(1,842)
Contribution of advances to equity method investee	-	-	394	-	-	394
Net loss (Restated Note 2)	-	-	-	(3,724)	-	(3,724)
Foreign currency translation loss	-	-	-	-	(35)	(35)
Balance at June 30, 2005 (Restated Note 2)	15,555,269	15,555	37,450	(6,756)	472	46,721
Repurchase and cancellation of shares	(412,433)	(412)	389	-	-	(23)
Net loss	-	-	-	(3,324)	-	(3,324)
Foreign currency translation gain	-	-	-	-	288	288
Balance at June 30, 2006	15,142,836	$15,143	$37,839	$(10,080)	$760	$43,662

The accompanying notes are an integral part of these consolidated financial statements.

BLUE EARTH REFINERIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US Dollars in thousands)
FOR THE YEAR ENDED JUNE 30

	2006	2005	2004
		(Restated
		Note 2)

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(3,324)	$(3,724)	$(477)
Adjustments for:
Loss from an equity method investee	1,930	2,930	500
Accretion of rehabilitation expense	168	140	261
Depreciation	5,788	4,557	1,698

Changes in non-cash working capital items:
Due from Danzas Corporation	-	886	(886)
Due from affiliates	(3,947)	-	-
Inventories	700	(2,520)	(2,899)
Prepaid expenses and other	163	263	(248)
Accounts payable and accrued liabilities	(284)	704	544
Due to affiliates	137	(497)	1,439

Net cash flows provided by (used in) operating activities	1,331	2,739	(68)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(203)	(264)	(75)

Net cash flows used in investing activities	(203)	(264)	(75)

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of shares	(23)	-	-
Dividend paid	-	(1,842)	-

Net cash flows used in financing activities	(23)	(1,842)	-

Increase (decrease) in cash	1,105	633	(143)

Cash, beginning of year	650	17	160

Cash, end of year	$1,755	$650	$17

Supplemental cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The Company

Blue Earth Refineries Inc. and subsidiary (“the Company”) is in the cobalt refining business. It was a wholly-owned subsidiary of Mass Financial Corporation (“Mass” – formerly Sutton Park International Limited), which was itself a wholly-owned subsidiary of KHD Humboldt Wedag International Ltd.(“KHD”). Mass was spun out from KHD on January 31, 2006. The Company was incorporated in the Territory of the British Virgin Islands (“BVI”) on November 25, 2003, under the name Nature Extrac Limited. The Company changed its name to Blue Earth Refineries Inc. effective July 8, 2004.

On December 30, 2004, KHD effected a stock split of the shares of the Company and then distributed ordinary shares of the Company to KHD’s shareholders and the Company ceased to be an indirect subsidiary of KHD. Holders of KHD common shares received one share of the Company for each common share of KHD held on December 30, 2004. All references to numbers of shares and per share amounts have been restated to reflect the share split. Mass currently owns approximately 10% of the Company’s ordinary shares indirectly.

The Company’s cobalt operation is through its 75%-owned subsidiary, Kasese Cobalt Company Ltd. (“KCCL”), a Ugandan corporation. KCCL operates a cobalt processing plant located in southwest Uganda that recovers the cobalt contained in a pyrite stockpile from a former copper mine. KCCL’s metal refining operations involve the bioleaching of the pyrite concentrate, solvent extraction of the dissolved cobalt, and recovery through electrowinning. KCCL also owns a hydroelectric power station that provides some of the power for the cobalt processing facility and occasionally generates excess power for sale to a Uganda government power company. KCCL is 25%-owned by the Government of Uganda through Kilembe Mines Ltd. (“KML”). Further, the Company has a 49% interest in a Canadian corporation which owns a cobalt refining plant presently on care and maintenance (note 12).

The Company is subject to the risks of operating in Uganda. These include risks associated with the political and economic environment, foreign currency exchange, changes in legislation, availability of electrical power and adverse weather conditions. The economy of Uganda differs significantly from the economies of North American and European nations in such respects as structure, level of development, resource allocation, self-sufficiency, rate of inflation and the level of development and enforcement of existing laws. The Company has sole access to a cobalt stockpile which is located at the processing facility site under an agreement with KML. The agreement is to expire in June 2012 unless KCCL elects to extend it for an additional maximum of 25 years. However, KCCL may terminate the agreement at any time. KCCL is subject to a labor union agreement which is to expire in February 2007. The Company’s revenues are also subject to risk due to the cyclical nature of the international market for cobalt and the production capability of the processing plant.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated. The consolidated financial statements’ notes are stated in U.S. dollars, as rounded to the nearest thousands (except per share and per pound amounts), unless otherwise stated.

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Allowance for Doubtful Accounts

The Company’s allowance for doubtful accounts is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management’s best estimate of the losses in the Company’s credit portfolio and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from receivables but may also relate to other credit instruments such as guarantees and letters of credit. An allowance for doubtful accounts may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

Specific provisions are established on an individual receivable basis. A general provision may be established to absorb potential credit losses attributable to the deterioration of credit quality on aggregate exposures for which specific provisions cannot yet be determined. A country risk provision may be made based on exposures in less developed countries and on management’s overall assessment of the underlying economic conditions in those countries. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery. Management has determined that no allowance is necessary for receivables at June 30, 2006 or 2005, other than $1,634 for a receivable from KML.

Inventories

Inventories are comprised of spare parts and materials and cobalt work in progress and finished goods. Spare parts and materials are stated at the lower of weighted-average cost or replacement cost. Work in progress is stated at the lower of weighted-average production cost or the net realizable value of the finished products less additional costs to complete. Finished goods are stated at the lower of weighted- average production cost or net realizable value.

Equity Method Investment

Long-term investments in which the Company has significant influence are accounted for using the equity method whereby the investment is initially recorded at cost and adjusted to recognize the Company’s proportionate share of net earnings or loss in the investee. When there is an other than temporary decline in value, the investment is written down and the unrealized loss is included in the results of operations.

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciable assets are depreciated, net of residual value, over the estimated life of the stockpile located at the processing plant site on a units-of-production basis except where the useful life of a depreciable asset is less than the life of the stockpile. In that case, depreciation is recorded on a straight-line basis over its useful life. The units-of-production basis is applied utilizing the tonnage of the stockpile concentrate fed to the plant in relation to the estimated stockpile reserve tonnage. Based on engineering estimates of the stockpile reserves and expected production capacity, all buildings and equipment are estimated to be fully depreciated in 2012. The Company has determined that all buildings and equipment have no residual value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Rehabilitation Provision

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.

Revenue Recognition

Cobalt revenue is recognized net of agency fees when the cobalt is delivered to the port where the buyers take over title of the goods, the amount of revenue is fixed or determinable, and collectibility is reasonably assured. Power revenue is recognized as power is delivered, the amount of revenue is fixed or determinable, and collectibility is reasonably assured.

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Foreign Currency

The functional and reporting currency of KCCL is the U.S. dollar. Transaction gains (losses) amounting to $52, $47 and $(10) for the years ended June 30, 2006, 2005 and 2004, respectively, are included in general and administrative expenses in the consolidated statements of operations.

Translation adjustments for the Company’s Canadian equity method investee, including the carrying value of debentures, are reported as a separate component of comprehensive income.

Taxes on Income

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a deferred tax asset (a valuation allowance) is recorded against any deferred tax asset if it is not likely to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period in which the change is enacted.

Earnings Per Share

Basic earnings per share is computed by dividing income available to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares was 15,374,852, 15,555,269 and 15,555,269 for 2006, 2005 and 2004, respectively. The weighted average numbers of ordinary shares for 2004 was restated as a result of stock split in 2005. Diluted earnings per share takes into consideration ordinary shares outstanding (computed under basic earnings per share) and potentially dilutive securities. The Company has not issued any stock options or warrants, and there are no dilutive potential ordinary shares outstanding during 2006, 2005, and 2004.

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

New Accounting Standards

Statement of Financial Accounting Stardards (“SFAS”) No. 154, Accounting Changes and Error Corrections, replaces Accounting Principles Board (“APB”) Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management is analyzing the requirements of this new standard and believes that its adoption will not have any significant impact on the Company’s financial statements.

SFAS No. 157: Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management is analyzing the requirements of this new standard.

FASB Staff Position (“FSP”) No. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairment. This FSP shall be applied to reporting periods beginning after December 15, 2005. The Company’s preliminary assessment does not indicate that this FSP will have a significant impact on the financial statements.

FASB Interpretation (“FIN”) No. 48: Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109, clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation (1) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and (2) provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. Management is analyzing the requirements of this new standard.

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

New Accounting Standards (cont’d…)

The Emerging Issues Task Force (“EITF”) reached consensus on EITF 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty that two or more inventory purchase and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Opinion 29, Accounting for Nonmonetary Transactions. The EITF also reached consensus that a nonmonetary exchange whereby an entity transfers finished goods inventory in exchange for the receipt of raw materials or WIP inventory within the same line of business is not an exchange transaction to facilitate sales to customers for the entity transferring the finished goods and, therefore, should be recognized by that entity at fair value if (a) fair value is determinable within reasonable limits and (b) the transaction has commercial substance. All other nonmonetary exchanges of inventory within the same line of business should be recognized at the carrying amount of the inventory transferred. This EITF issue should be applied to new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. Management has analyzed the requirements of this new standard and determined that there will be no significant impact on the Company’s financial position.

FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities, prohibits the use of the accrued- in-advance method and requires the application of the same method of accounting for planned major maintenance activities in annual and interim financial reporting periods. This standard is effective for fiscal years beginning after December 15, 2006. Management has analyzed the requirements of this new standard and determined that there will be no significant impact on the Company’s financial position.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company’s preliminary assessment does not indicate that this SAB will have a significant impact on the financial statements.

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

(a) Equity method investee

During the year ended June 30, 2004, Mass transferred its 49% interest in and its advances to an equity method investee to the Company at carrying value of $5,905. The investee owns a cobalt refinery in Ontario, Canada (see notes 3 and 9).

The Company has accounted for this equity method investee in accordance with EITF 99-10, Percentage Used to Determine the Amount of Equity Method Losses. The Task Force reached a consensus in EITF 99- 10 that an investor should not recognize equity method losses based solely on the percentage of investee common stock held by the investor. The Task Force also discussed whether an investor should recognize equity method losses based on (a) the ownership level of the particular investee security or loan/advance held by the investor to which the equity method losses are being applied or (b) the change in the investor’s claim on the investee’s book value. The Task Force did not reach a consensus on the appropriate method,

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont’d…)

and observed that both approach (a) and approach (b) are acceptable. In the year ended June 30, 2004, the Company adopted approach (a) as its accounting policy. In 2005, the Company inappropriately changed its accounting treatment by adopting method (b) resulting in an error in the previously issued financial statements. The Company has restated its audited financial statements for the year ended June 30, 2005. The effects of the restatement are summarized in the tables below:

		As
		Previously
		Reported	As Restated

		2005	2005

Consolidated Balance Sheet
Investment in and advances to an		4,175
equity method investee	$		$3,341
Accumulated deficit		(5,922)	(6,756)

Consolidated Statement of Operations
Loss from an equity method investee		$(2,096)	$(2,930)
Net loss for the year		(2,890)	(3,724)
Basic loss per ordinary share		(0.19)	(0.24)

Financial information of the equity method investee is included in the notes to the Company’s consolidated financial statements. The financial statements of the investee were not audited when the Company filed its 2005 financial statements. They have subsequently been audited. The Company has restated the information previously disclosed in note 8 to its 2005 consolidated financial statements for the investee as follows:

	As Previously
	Reported	As Restated

	2005	2005

Results of operations
Revenues	$-	$-
Net loss before impairment charges	-	(326)
Impairment charges	-	(5,812)
Net loss	(4,929)	(6,138)

Financial position
Current assets	$164	$164
Total assets	12,549	9,184
Current liabilities	5,128	5,128
Total liabilities	17,819	16,927
Shareholders’ deficiency	(5,270)	(7,743)

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont’d…)

(b) Income tax disclosure

The financial statements previously issued by the Company for the year ended June 30, 2005 contained errors with respect to the Company’s income tax disclosures. The Company has restated its income tax information to correct these errors and to incorporate changes required by the matter referred to in (a) above as follows:

		As Previously
		Reported	As Restated

		2005	2005

Loss before income taxes		$(2,890)	$(3,724)

Computed (provision for) benefit from		-
income taxes at statutory rates in BVI	$		$-
(Increase) decrease in taxes resulting from:
Recovery (provision) of income taxes at
higher statutory tax rate in Uganda		-	484
Permanent differences		(962)	12
Valuation allowance		962	(496)

Provision for income taxes		$-	$-

	As Previously
	Reported	As Restated

	2004	2004

Loss before income taxes	$(477)	$(477)

Computed (provision for) benefit from
income taxes at statutory rates in BVI	$-	$-
(Increase) decrease in taxes resulting from:
Recovery (provision) of income taxes at
higher statutory tax rate in Uganda	-	(17,438)
Non-taxable income	-	17,149
Permanent differences	(307)	(18)
Valuation allowance	307	307

Provision for income taxes	$-	$-

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

2.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont’d…)

	As Previously
	Reported	As Restated

	2005	2005

Allowance for doubtful accounts	$490	-
Rehabilitation provision	252	-
Non-capital tax loss carryforwards in Uganda	49,623	49,623
Other	436	1,178

Deferred income tax assets	50,801	50,801
Deferred income tax liabilities	-	(15,472)

Valuation allowance	(50,801)	(35,329)

Net deferred income tax asset	$-	$-

(c) Other

The Company has reclassified $143 of receivables from accounts receivable to prepaid expenses and others in the 2005 consolidated balance sheet.

The Company has disclosed $569 of accrued power charges and $359 of accrued cobalt royalties separately from accounts payable and accrued liabilities in the restated 2005 consolidated balance sheet. These amounts were previously disclosed in accounts payable and accrued liabilities.

In July 2004, the Company changed its authorized share capital from ordinary shares with a par value of $1 each to without par value. The Company’s 2005 financial statements did not reflect such a change. On October 27, 2006, the Company changed its authorized share capital again which resulted in it once again having ordinary shares with a par value of $1 each.

Agency fees of $462 have been reclassified from cost of operations to sales of cobalt in the 2005 restated consolidated statement of operations.

Depreciation had previously been included in cost of operations in the consolidated statement of operations. The Company has reclassified depreciation expenses as a separate line item on the consolidated statement of operations in the determination of gross profit.

The Company had previously classified rehabilitation expense as a component of expenses in the consolidated statements of operations. The Company has determined that it should be included in the determination of gross profit. Accordingly, gross profit has decreased $140 and $261for the years ended June 30, 2005 and 2004, respectively.

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

3.	SHARE CAPITAL

In December 2003, Mass transferred its investment in KCCL to the Company at carrying value. In accordance with SFAS No. 141, “Business Combinations,” the operations of KCCL have been reflected in these consolidated financial statements since August 2002, the date of acquisition of KCCL by Mass.

At the time of Mass’s acquisition of KCCL in August 2002, KCCL had an outstanding note payable to a third party amounting to approximately $137,725. The note had an interest rate of approximately 5.5%. In December 2002, Mass purchased the note from the third party. Both the note and the shares of KCCL were transferred to the Company by Mass at a carrying value of $48,548.

Mass also transferred its 49% interest in and its advances to an equity method investee to the Company at carrying value of $5,905. The investee owns a cobalt refinery in Ontario, Canada. The equity loss from this investee has been reflected in these consolidated financial statements since August 2003, the date of acquisition of the investee by Mass (see note 9).

As at June 30, 2006, the Company has authorized 100 million ordinary shares without par value (see note 2). In September 2004, the Company was authorized to split its ordinary shares, pursuant to which, 50,000 ordinary shares were split into 15,555,269 ordinary shares in December 2004. In August 2004, the Company authorized 100 million shares of preferred stock at no par value; no shares have been issued or preferences determined.

On December 30, 2004, prior to the distribution of the ordinary shares of the Company to KHD’s shareholders, the Company reduced its capital by transferring $1,842 out of its additional paid-in capital account to accumulated deficit account, and declared and paid a dividend of $1,842 to KHD.

In October 2005, the Company announced its odd-lots repurchase program. The Company offered $1.82 per share for shareholders who hold fewer than 100 common shares of the Company. As a result, 12,507 shares were repurchased and cancelled. Accordingly, the Company recorded $13 to common stock, $10 to additional paid-in capital, and paid cash of $23.

In January 2006, the Company received 399,926 common shares owned by KHD for cancellation. Accordingly, the Company recorded $399 to common stock and additional paid-in capital, respectively.

4.	INVENTORIES

	2006	2005

Spare parts and materials	$4,104	$3,730
Work in progress	1,090	1,259
Finished goods	595	1,909

	$5,789	$6,898

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

5.	PROPERTY, PLANT AND EQUIPMENT

	2006	2005
Buildings	$1,000	$1,000
Equipment	44,543	44,339
	45,543	45,339
Accumulated depreciation	(12,150)	(6,771)
	$33,393	$38,568

6.	REHABILITATION PROVISION

The Company’s rehabilitation provision consists of reclamation and closure costs for its production facility. The present value of obligations is estimated to be $1,008, reflecting payments in approximately six years. Significant reclamation and closure activities includes remediation for site contamination and demolition. The undiscounted value of this liability is $3,000. An accretion expense of $168 has been charged to operations in 2006 (2005 - $140, 2004 - $261) to reflect an increase in the carrying amount of the rehabilitation provision which has been determined using a discount rate of 20%.

The changes in the rehabilitation provision for the years ended June 30 are attributable to the following:

	2006	2005
Balance, beginning of year	$840	$700
Accretion	168	140
Balance, end of year	$1,008	$840

7.	INCOME TAXES

Loss before income taxes for the years ended June 30 includes the results of operations in Uganda and the Company’s share of loss from the equity method investee. The Company is not required to pay income tax in BVI.

However, KCCL is subject to income tax in Uganda. A reconciliation of the provision for income taxes calculated at the statutory rates to the provision in the consolidated statements of operations is as follows for the years ended June 30:

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

7.	INCOME TAXES (cont’d)

	2006	2005	2004
		(Restated Note 2)	(Restated Note 2)

Loss before income taxes	$(3,324)	$(3,724)	$(477)

Computed (provision for) benefit from
income taxes at statutory rates in BVI	$-	$-	$-
(Increase) decrease in taxes resulting from:
Recovery (provision) of income taxes at	711	484	(17,438)
higher statutory tax rate in Uganda
Non-taxable income	-	-	17,149
Permanent differences	44	12	(18)
Valuation allowance	(755)	(496)	307

Provision for income taxes	$-	$-	$-

The tax effect of temporary differences in Uganda that give rise to significant components of deferred tax liabilities and assets are as follows for the years ended June 30:

	2006		2005
			(Restated Note 2)
Non-capital tax loss carryforwards in Uganda	$48,417		$49,623
Other	435		1,178
Deferred income tax assets	48,852		50,801
Deferred income tax liabilities	(13,559)		(15,472)
Valuation allowance	(35,293)		(35,329)
Net deferred income tax asset	$-	$

Management believes that, due to the cyclical nature of its operations and other risks, the Company’s available tax loss carryforwards in Uganda may not be utilized. Therefore, the resulting tax benefit has been fully reserved at June 30, 2006 and 2005. At June 30, 2006, the Company had estimated accumulated non-capital losses in Uganda of $161,391 that do not expire.

8.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments comprise primarily of cash, due from (to) affiliates, advances to an equity method investee and accounts payable. Their fair values approximate to their carrying values due to the short maturities of those instruments, except for advances to the equity method investee whose fair value was $2,244 (2005 - $4,175) and carrying amount was $1,699 (2005 - $3,341) as of June 30, 2006.

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

9.	EQUITY METHOD INVESTEE

The investee’s Canadian cobalt refinery is not operating. Mass has agreed to provide up to $5,381 (CDN$6,000) in a Canadian denominated credit facility against which $1,921 (CDN$2,142) has been advanced and assigned to the Company. Interest on this credit facility accrues monthly at the Royal Bank of Canada prime rate plus 3% (resulting in a rate of 9% at June 30, 2006). Principal and interest are due on demand. The note is secured by the equity method investee’s refinery assets. Also, another owner has provided a Canadian denominated credit facility of up to $4,484 (CDN$5,000) against which $1,448 (CDN$1,615) was advanced.

The original purchase of the cobalt refinery was financed mostly by the issuance of long-term debentures. Mass contributed its interest in the debentures to the Company at a carrying value of $4,660. These debentures have a stated principal balance in euros of 4,242 (amount is in thousands of euros). The debentures are secured by the equity method investee’s refinery assets. Interest on the debentures accrues at the three-month LIBOR rate plus 3% (resulting in a rate of 6.84% at June 30, 2006). Interest is to be paid each March 31 provided the equity method investee reaches certain levels of operating cash flow, as defined by the debenture agreement. The debentures are due in August 2013.

The Company has not recognized any of the interest from the equity method investee because it has not been paid.

The Company’s investment in and advances to the equity method investee are summarized as follows:

		2005
	2006	(Restated Note 2)

Balance, beginning of year	$3,341	$5,912
Advances	-	394
Equity method loss, less $465 (2005 - $362) of
unrealized interest expense	(1,930)	(2,930)
Exchange income (loss) on income debentures due from
equity method investee	288	(35)

Balance, end of year	$1,699	$3,341

The equity method investee’s stock was assigned no value when it was contributed to the Company. The Company’s proportionate share of the results of operations of the investee have been included in these consolidated financial statements since August 2003. Financial information for the year end June 30, 2006, 2005 and 2004 on the investee is summarized as follows (balance sheets amounts have been converted to U.S. dollars from Canadian dollars at the end of the periods and results of operations amounts have been converted to U.S. dollars from Canadian dollars at averages rate of the periods):

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

9.	EQUITY METHOD INVESTEE (cont’d…)

		2005
	2006	(Restated Note 2)	2004

Results of continuing operations
Revenues	$-	$-	$-
Net loss before impairment charges	(938)	(326)	(1,354)
Impairment charges	(4,294)	(5,812)	-
Net loss	(5,232)	(6,138)	(1,354)

Financial position as of June 30		2005
	2006	(Restated Note 2)
Current assets	$132	$164
Total assets	5,564	9,184
Current liabilities	7,065	5,128
Total liabilities	19,538	16,927
Shareholders’ deficiency	(13,974)	(7,743)

The Company’s reported loss from this equity method investee are $1,930, $2,930 (Restated Note 2) and $500, which includes the Company’s share of the investee’s loss less $465, $362 and $165 of unrealized intercompany interest expense, for the year ended June 30, 2006, 2005 and 2004, respectively.

The Company sold its interest in the investee for net consideration of $2,244 in December 2006 (see note 12).

10.	TRANSACTIONS WITH AFFILIATES

In 2004, KCCL entered into an exclusive distribution agreement for an initial term ending December 31, 2014, with Danzas Corporation (“Danzas”) to sell all of the cobalt produced by KCCL. Danzas had an agreement with its parent corporation, MFC Commodities GmbH (“MFCC”, a subsidiary of Mass), whereby MFCC acted as Danzas’ sales agent. Pursuant to an Assignment, Consent and Amendment Agreement dated December 30, 2004, the Company replaced Danzas as the party of the distribution agreement, acquired all of Danzas’ claims, rights and entitlements and assumed all of Danzas’ obligations under the distribution agreement. Until June 30, 2005, MFCC charged agency fees of $1.50 per pound of cobalt sold. The Company renegotiated agency fees with MFCC and from July 1, 2005 to June 30, 2006, the agency fees were revised to $0.50 per pound of cobalt sold. MFCC also charged fees for additional services rendered to the Company. Total fees of $1,298, $2,175 and $530 were paid or payable to MFCC for the years ended June 30, 2006, 2005 and 2004, respectively.

The Company has an amount due from (to) MFCC in the amount of $3,484 and $(463) at June 30, 2006 and 2005, respectively, primarily for cobalt sales proceeds net of the purchase of supplies and materials. During the years ended June 30, 2006, 2005 and 2004, the Company purchased supplies and materials amounting to $nil, $1,407 and $1,500 from MFCC, which is expected to be paid in the normal course.

KML owes the Company $1,634 in an unsecured loan which is payable through forfeiture of any future dividends if payable by KCCL. This amount is fully reserved because of the uncertainty that KCCL will pay dividends.

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

10.	TRANSACTIONS WITH AFFILIATES (cont’d…)

During 2005, certain expenses of the Company were paid by KHD in the amount of $479. The Company has an amount due to KHD in the amount of $nil and $479 at June 30, 2006 and 2005, respectively.

During 2006, certain expenses of the Company were paid by Mass in the amount of $617. The Company has an amount due to Mass in the amount of $617 and $nil at June 30, 2006 and 2005, respectively.

These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the affiliated parties.

11.	COMMITMENTS AND CONTINGENCIES

Effective January 1, 2005, KCCL is required to pay royalties amounting to 3% of cobalt sales to the Geological Survey of Mines of Uganda. Before that, the royalty was charged at 2% of cobalt sold. The Company charges to cost of sales the royalty amounts as incurred; $617, $261 and $98 were incurred during the years ended June 30, 2006, 2005 and 2004, respectively. Accrued cobalt royalties of $976 and $359 were outstanding at June 30, 2006 and 2005, respectively.

KCCL is required to pay royalties to a third party equal to 10% of net cash flow, as defined in the royalty agreement, resulting from operations of the KCCL cobalt processing plant up to an aggregate maximum of $10,000. The Company will charge to cost of sales the royalty amounts as incurred. For the years ended June 30, 2006, 2005 and 2004, royalties of $193, $341 and $nil were incurred, respectively. Accrued royalties of $Nil and $73 were outstanding at June 30, 2006 and 2005, respectively.

Due to the nature of the Company’s operations in Uganda, various legal and tax matters may occur from time to time. In the opinion of management, these matters do not have a material effect on the Company’s consolidated financial position or results of operations as at June 30, 2006.

12.	SUBSEQUENT EVENTS

The Company declared and paid a cash distribution of $0.25 per share to its holders of ordinary shares, totalling $3,786, in September 2006.

In December 2006, the Company entered into a definitive agreement to sell its economic interest in the equity method investee to a shareholder of 4025776 Canada Inc. for a total consideration of $2,700 in exchange for units in two British Virgin Islands open-ended investment companies. Out of the total consideration, the Company agreed to pay 36569 Yukon Inc.’s liability of $261 due to Mass and to pay 8% commission charge ($195) on the net balance to MFC Merchant Bank SA (a subsidiary of Mass). The Company assigned certain units of the two investment companies to settle the liability due to Mass and commission to MFC Merchant Bank SA. The Company received the units in the two investment companies on December 29, 2006.

4025776 CANADA INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006, 2005 and 2004

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
4025776 Canada Inc.

We have audited the consolidated balance sheets of 4025776 Canada Inc. as at June 30, 2006 and 2005 and the consolidated statements of operations, changes in shareholders’ deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”
Vancouver, Canada	Chartered Accountants
January 16, 2007

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholders
4025776 Canada, Inc.

We have audited the accompanying consolidated statements of operations, stockholders' deficiency, and cash flows of 4025776 Canada, Inc. for the period August 1, 2003, through June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of the Company and Subsidiary for the period August 1, 2003, through June 30, 2004, in conformity with Canadian generally accepted accounting principles.

/s/ PETERSON SULLIVAN PLLC

Seattle, Washington
September 3, 2004

4025776 CANADA INC.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30
(Canadian Dollars, in Thousands except par value amount)

	2006	2005

ASSETS

Current
Cash	$62	$109
Other	85	91

	147	200
Property and equipment	6,057	11,057

	$6,204	$11,257

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities
Accounts payable and accrued liabilities	$51	$43
Accrued interest payable to shareholders	3,065	1,985
Due to a related party	300	300
Due to a shareholder	705	199
Note payable to shareholders	3,757	3,757
	7,878	6,284
Rehabilitation provision	307	307
Debentures payable to shareholders	13,600	14,155
	21,785	20,746

Shareholders' deficiency
Common stock, $0.01 par value; 16,367 shares authorized; 16,202 shares
issued and outstanding	-	-
Accumulated deficit	(15,581)	(9,489)

	(15,581)	(9,489)

	$6,204	$11,257

/s/ Markus Muller
Director

The accompanying notes are an integral part of these consolidated financial statements.

4025776 CANADA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Canadian Dollars, in Thousands except per share numbers)

			August 1,
	Year ended June 30		2003 through
	2006	2005	June 30, 2004

Revenue	$-	$-	$-
Cost of operations	-	-	-
Gross profit	-	-	-
Expenses
General and administrative expenses	(554)	(911)	(760)
Loss before other items	(554)	(911)	(760)

Other items
Interest expenses	(1,129)	(1,097)	(1,001)
Impairment charge	(5,000)	(7,266)	-
Exchange gain (loss)	586	1,496	(329)
Other income	5	104	275

	(5,538)	(6,763)	(1,055)

Net loss for the year	(6,092)	(7,674)	(1,815)

Basic loss per common share	$(376.00)	$(473.65)	$(112.02)

Weighted average number of common shares outstanding	16,202	16,202	16,202

The accompanying notes are an integral part of these consolidated financial statements.

4025776 CANADA INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIENCY
(Canadian Dollars in thousands)
FOR THE PERIODS ENDED JUNE 30

	Common Stock
	Number		Accumulated
	of Shares	Amount	Deficit	Total

Balance at August 1, 2003	16,202	$-	$-	$-
Net loss	-	-	(1,815)	(1,815)
Balance at June 30, 2004	16,202	-	(1,815)	(1,815)
Net loss	-	-	(7,674)	(7,674)
Balance at June 30, 2005	16,202	-	(9,489)	(9,489)
Net loss	-	-	(6,092)	(6,092)
Balance at June 30, 2006	16,202	$-	$(15,581)	$(15,581)

The accompanying notes are an integral part of these consolidated financial statements.

4025776 CANADA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Canadian Dollars, in Thousands)

			August 1,
			2003 through
	Year ended June 30		June 30,
	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(6,092)	$(7,674)	$(1,815)
Items not affecting cash
Impairment charge	5,000	7,266	-
Unrealized foreign exchange	(555)	(1,388)	329

Changes in non-cash working capital items
(Increase) decrease other assets	6	(84)	(7)
Increase in accounts payable and accrued liabilities	8	33	10
Increase in accrued interest payable	1,080	984	1,001

Net cash used in operating activities	(553)	(863)	(482)

CASH FLOWS FROM INVESTING ACTIVITIES
Business acquisition	-	-	(2,500)
Additions to property and equipment	-	-	(302)
Net cash used in investing activities	-	-	(2,802)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to a related party	-	300	-
Due to a shareholder	506	199	-
Proceeds from note payable	-	422	3,335

Net cash provided by financing activities	506	921	3,335

Change in cash for the year	(47)	58	51

Cash, beginning of year	109	51	-

Cash, end of year	$62	$109	$51

Supplemental disclosure with respect to cash flows ( Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

4025776 CANADA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

1.	THE COMPANY

4025776 Canada Inc. was incorporated in April 2002 in Canada. In August 2003, the Company acquired cobalt refining assets from another company which constituted a business. The acquisition was made consistent with the Company's plans to process and sell cobalt. The aggregate purchase price was $17,714 and consisted of cash in the amount of $2,500 and debenture payable amounting to $15,214 (Euro 9,547). The Company, through its wholly owned subsidiary 36569 Yukon Inc., holds the cobalt processing facility located in Ontario, Canada. The facility is to produce cobalt compounds utilizing environmentally compatible and commercially proven technologies. The Company is presently investigating its alternative uses.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

These consolidated financial statements have been prepared assuming the Company will continue on a going concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated balance sheets.

The dollar amounts in the footnotes are in Canadian dollars, as rounded to the nearest thousand, unless otherwise indicated.

2.	SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company regularly maintains cash balances in financial institutions in excess of insured limits.

4025776 CANADA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Canadian Dollars, in Thousands)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment is recorded at cost, which includes the cost of renewal and betterments. Depreciation will be charged when the assets are ready for use.

Impairment of Long-Lived Assets

The Company periodically evaluates long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, the Company estimate future cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Rehabilitation Provision

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.

Revenue Recognition

Cobalt revenue is recognized net of agency fees when the title of cobalt passes to the buyers, the amount of revenue is fixed or determinable, and collectibility is reasonably assured.

Foreign currency

Foreign currency activities are translated to Canadian dollars at the exchange rate in effect on the transaction date. Foreign currency denominated monetary assets and liabilities are revalued to Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains or losses are included in the results of operations for the year.

Income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

4025776 CANADA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Canadian Dollars, in Thousands)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per share

Basic earnings per share is determined by dividing net income applicable to common shares by the weighted average number of common shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share except the weighted average number of common shares outstanding includes the potential dilutive effect of stock options, warrants and convertible debt. No stock options, warrants and convertible debenture were outstanding as of June 30, 2006, 2005 and 2004, respectively. As a result, there was no potential dilutive impact in these years.

Comparative Figures

Certain comparative figures have been reclassified to conform with current year's presentation.

Future Changes to Accounting Standards

Financial Instruments

AcSB issued Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3855, Financial Instruments – Recognition and Measurement, which establish the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

AcSB issued CICA Handbook Section 3861 Financial Instruments – Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the

4025776 CANADA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Canadian Dollars, in Thousands)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Changes to Accounting Standards (continued)

perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Hedges

AcSB issued CICA Handbook Section 3865, Hedges, which describe when and how hedge accounting may be applied. The section is effective for years beginning on or after October 1, 2006.

Shareholders' Equity

AcSB issued CICA Handbook Section 1530, Comprehensive Income, which establishes standards for reporting and display of comprehensive income. This section is effective for years beginning on or after October 1, 2006.

AcSB also revised CICA Handbook Section 3250, Surplus, and reissued it as CICA Handbook Section 3251, Equity. The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity to provide consistency with the new requirements of Section 1530, Comprehensive Income.

AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Accounting Changes

AcSB issued CICA Handbook Section 1506. The main features of this new standard are (a) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information; (b) changes in accounting policy are applied retrospectively unless doing so is impracticable (as defined in the section); (c) prior period errors are corrected retrospectively; and (d) new disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. This new standard is effective for fiscal years beginning on or after January 1, 2007.

Management is analyzing the requirements of these new sections.

4025776 CANADA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Canadian Dollars, in Thousands)

3.	PROPERTY AND EQUIPMENT

	June 30, 2006	June 30, 2005
Land	$1,725	$1,725
Buildings	250	250
Equipment	4,082	9,082
	$6,057	$11,057

Due to a change in economic conditions and the facility has not been put into use, the Company performed a review of recoverability of its long-term assets. As a result, an impairment charge of $5,000 and $7,266 were recognized in 2006 and 2005, respectively to reflect the estimated net realizable value of the long- term assets.

4.	REHABILITATION PROVISION

The Company's rehabilitation provision consists of reclamation and closure costs for its production facility. The present value of obligations is estimated to be $307, reflecting payments in approximately ten years. Significant reclamation and closure activities include remediation for site contamination and demolition. The undiscounted value of this liability is $483. The rehabilitation provision which has been determined using discount rate of 7.25%. No accretion has been recorded for the years ended June 30, 2006, 2005 and 2004 as it was considered to be insignificant.

5.	TRANSACTION WITH AFFILIATES

The Company has entered into a credit facility with Blue Earth Refineries Inc. ("Blue Earth"), a shareholder which owns 49.2% of the Company's common stock, that allows the Company to draw up to $6,000 to finance operations and capital acquisitions. Interest accrues monthly at the Royal Bank of Canada prime rate plus 3% (9.00% at June 30, 2006 and 7.25% at June 30, 2005). Principal and interest are due on demand. The note is secured by property and equipment. Amounts drawn on the facility amounted to $2,142 at June 30, 2006 and 2005, respectively. Accrued interest was $413 and $239 at June 30, 2006 and 2005, respectively. The Company has an amount due to a company with a common director with Blue Earth in the amount of $300 at June 30, 2006 and 2005, respectively.

The Company also entered into a credit facility with First Equity Securities AG ("First Equity"), a shareholder which owns 45% of its common stock, that allows the Company to draw up to $5,000 to finance operations and capital acquisition. Interest accrues monthly at the Royal Bank of Canada prime rate plus 3% (9.00% at June 30, 2006 and 7.25% at June 30, 2005). Principal and interest are due on demand. The note is secured by property and equipment. Amounts drawn on the facility amounted to $1,615 at June 30, 2006 and 2005, respectively. Accrued interest was $355 and $225 at June 30, 2006 and 2005, respectively. During 2006, certain expenses of the Company were funded by First Equity in the amount of $506 (2005 - $199, 2004 - $nil). As a result, the Company has an amount due to First Equity in the amount of $705 and $199 at June 30, 2006 and 2005, respectively.

The Company has debentures payable to the Company's shareholders and are secured by the Company's property and equipment. Interest on the debentures accrues at the three-month LIBOR rate plus 3% (resulting in a rate of 6.84% at June 30, 2006 and 5.70% at June 30, 2005). Interest is to be paid each

4025776 CANADA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Canadian Dollars, in Thousands)

5.	TRANSACTION WITH AFFILIATES (cont'd…)

March 31 provided the Company reaches certain levels of operating cash flow, as defined by the indenture. These cash flow levels have not been reached. The debentures are due in August 2013. Accrued interest amounted to $2,346 and $1,521 at June 30, 2006 and 2005, respectively.

6.	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2006	2005	2004

Net loss for the year	$(6,092)	$(7,674)	$(1,815)

Expected income tax benefit	$2,199	$2,770	$617
Changes in taxes resulting from:
Non-deductible mining expenses	(25)	(93)	-
Unrealized foreign exchange gain (loss)	(200)	(505)	112
Impairment charges	(1,805)	(2,623)	-
Change in valuation allowance	(169)	451	(729)

Income tax expense	$-	$-	$-

The significant components of the Company's future income tax assets are as follows:

	2006	2005
Future income tax assets:
Non-capital loss carry-forwards	$1,674	$1,104
Capital assets	3,705	1,900
Valuation allowance	(5,379)	(3,004)
Net future income tax assets	$-	$-

The Company has available for deduction future taxable income against non-capital losses of approximately $4,635. The non-capital losses, if not utilized, will expire through 2026. Future tax benefits which may arise as a result of these non-capital losses have been fully reserved for in these financial statements.

4025776 CANADA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Canadian Dollars, in Thousands)

7.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accrued interest payable, due to a related party, due to a shareholder, accounts payable and accrued liabilities, note payable and debentures payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant credit risks arising from these financial instruments. The fair value of debentures payable to shareholders cannot be determined due to the uncertainty of the liquidity of the Company and the ultimate realization of the debt. The fair value of the remaining financial instruments approximates their carrying value, unless otherwise noted.

Interest rate risk

Interest rate risk arises from the possibility that the value of, or cash flows related to, a financial instrument will fluctuate as a result of changes in market interest rates. The Company is exposed to financial risk from the interest rate differentials between the market rate and the rates used on their financial instruments.

Currency risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates. The Company does not use derivative instruments to manage its exposure to foreign currency risk.

8.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2006	2005	2004

Cash paid during the year for interest	$-	$-	$-
Cash paid during the year for taxes	-	-	-

In addition to non-monetary transactions that are disclosed elsewhere in these financial statements, the Company entered into a non-monetary transaction in 2004 pursuant to the issuance of a debenture payable for property and equipment in the amount of $15,214.

9.	SEGMENTED INFORMATION

All of the Company's operations are in a single reportable segment located in Canada.

4025776 CANADA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Canadian Dollars, in Thousands)

10.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. There are no reconciling items between Canadian and United States generally accepted accounting principles for the Company.

New Accounting Standards

Statement of Financial Accounting Standards ("SFAS") No. 154, Accounting Changes and Error Corrections, replaces Accounting Principles Board ("APB") Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management is analyzing the requirements of this new standard and believes that its adoption will not have any significant impact on the Company's financial statements.

SFAS No. 157: Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management is analyzing the requirements of this new standard.

FASB Staff Position ("FSP") No. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairment. This FSP shall be applied to reporting periods beginning after December 15, 2005. The Company's preliminary assessment does not indicate that this FSP will have a significant impact on the financial statements.

FASB Interpretation ("FIN") No. 48: Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109, clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation (1) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and (2) provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. Management is analyzing the requirements of this new standard.

The Emerging Issues Task Force ("EITF") reached consensus on EITF 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty that two or more inventory purchase and sales transactions with the same counterparty that are entered into in contemplation of one another should be

4025776 CANADA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Canadian Dollars, in Thousands)

10.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

New Accounting Standards (continued)

combined for purposes of applying Opinion 29, Accounting for Nonmonetary Transactions. The EITF also reached consensus that a nonmonetary exchange whereby an entity transfers finished goods inventory in exchange for the receipt of raw materials or WIP inventory within the same line of business is not an exchange transaction to facilitate sales to customers for the entity transferring the finished goods and, therefore, should be recognized by that entity at fair value if (a) fair value is determinable within reasonable limits and (b) the transaction has commercial substance. All other nonmonetary exchanges of inventory within the same line of business should be recognized at the carrying amount of the inventory transferred. This EITF issue should be applied to new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. Management has analyzed the requirements of this new standard and determined that there will be no significant impact on the Company's financial position.

FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities, prohibits the use of the accrued- in-advance method and requires the application of the same method of accounting for planned major maintenance activities in annual and interim financial reporting periods. This standard is effective for fiscal years beginning after December 15, 2006. Management has analyzed the requirements of this new standard and determined that there will be no significant impact on the Company's financial position.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company's preliminary assessment does not indicate that this SAB will have a significant impact on the financial statements.

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of
Blue Earth Refineries Inc.

Our report on the consolidated financial statements of Blue Earth Refineries Inc. as at and for the year ended June 30, 2005 is included on page 43 of this Form 20-F. In connection with our audit of such financial statements, we have also audited the related financial statement schedule II for the year ended June 30, 2005 included in this Form 20-F.

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
December 2, 2005

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

BLUE EARTH REFINERIES, INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(U.S. Dollars, In Thousands)

	Balance at			Balance at
Description	beginning of period	Additions	Deductions	end of period
Allowance for receivable from
Kilembe Mines Ltd.
Year ended June 30, 2005	$1,634	$ -	$ -	$1,634
Year ended June 30, 2006	$1,634	$ -	$ -	$1,634

Item 19. Exhibits.

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.1	Certificate of Incorporation under The International Business Companies Act (British Virgin Islands)(1)

1.2	Memorandum of Association and Article of Association(1)

1.3*	Amendment to Memorandum of Association and Articles of Association

4.1	Distribution Agreement dated June 5, 2004 between Kasese Cobalt Company and Danzas relating to the sale and distribution of Kasese Cobalt Company cobalt cathodes(1)

4.2	Arrangement Agreement dated July 13, 2004 among MFC Bancorp (now known as KHD Humboldt Wedag International Ltd.), Sutton Park, Blue Earth, New Sutton Canco, New Nature Canco and 4025750 Canada(1)

4.3*	Term Sheet dated November 30, 2006 between Blue Earth and First Equity Securities AG

8.1*	Significant subsidiary: Kasese Cobalt Company Limited

12.1*	Section 302 Certification under Sarbanes – Oxley Act of 2002 for Michael J. Smith

13.1*	Section 906 Certification under Sarbanes – Oxley Act of 2002 for Michael J. Smith

(1)	Incorporated by reference from our Form 20-F filed on October 1, 2004.

(2)	Incorporated by reference from our Form 20-F filed on February 24, 2005.

* Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUE EARTH REFINERIES INC.

/s/ Michael J. Smith
Michael J. Smith
President and Secretary

Date: March 5, 2007