Form 20-F/A
period 2006-06-30
Blue Earth Refineries Inc.
filed 2007-11-21
CIK 1299795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT No. 1 TO
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

[ ] YES [X] NO

EXPLANATORY NOTE OF AMENDED FILING: THIS ANNUAL REPORT ON FORM 20-F IS AMENDED TO CORRECT MINOR ERRORS THAT OCCURRED DURING THE PROCESS OF EDGARIZING THIS DOCUMENT.

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

We have audited the accompanying consolidated balance sheet of Blue Earth Refineries Inc. as of June 30, 2006, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index at Item 18. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We did not audit the financial statements of 4025776 Canada Inc., the Company’s investment in which is accounted for by the use of the equity method. The Company’ equity of $1,699,000 in 4025776 Canada Inc.’s net assets at June 30, 2006, and of $1,930,000 in that company’s net loss for the year then ended are included in the accompanying consolidated financial statements. The financial statements of 4025776 Canada Inc. for the year ended June 30, 2006 were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors. The consolidated financial statements of Blue Earth Refineries Inc. for the year ended June 30, 2005 were audited by other auditors whose report dated December 2, 2005 (February 1, 2007 as to the effects of the restatements discussed in Note 2) expressed an unqualified opinion on those statements and included an explanatory paragraph that described the restatements discussed in Note 2 to the financial statements. The consolidated financial statements of Blue Earth Refineries Inc. for the year ended June 30, 2004 were audited by other auditors whose report dated September 3, 2004 (except for the effects of the stock split described in Note 1, the date of which was December 30, 2004), expressed an unqualified opinion on those statements.

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

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
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

BLUE EARTH REFINERIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US Dollars in thousands, except per share amount)
FOR THE YEARS ENDED JUNE 30

	2006	2005	2004
		(Restated
		Note 2)

Sales of cobalt	$18,134	$15,419	$5,019
Sales of power	-	-	404
Cost of operations, excluding depreciation	(10,562)	(7,760)	(2,039)
Depreciation	(5,788)	(4,557)	(1,698)
Rehabilitation expense	(168)	(140)	(261)

Gross profit	1,616	2,962	1,425

EXPENSES
General and administrative expenses	(3,258)	(3,811)	(1,728)

Operating loss	(1,642)	(849)	(303)

OTHER ITEMS
Loss from an equity method investee	(1,930)	(2,930)	(500)
Other income	248	55	326

Net loss for the year	$(3,324)	$(3,724)	$(477)

Basic loss per ordinary share	$(0.22)	$(0.24)	$(0.03)

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
December 2, 2005

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

BLUE EARTH REFINERIES, INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(U.S. Dollars, In Thousands)

	Balance at			Balance at
Description	beginning of period	Additions	Deductions	end of period
Allowance for receivable from
Kilembe Mines Ltd.
Year ended June 30, 2005	$1,634	$ -	$ -	$1,634
Year ended June 30, 2006	$1,634	$ -	$ -	$1,634

Item 19. Exhibits.

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.1	Certificate of Incorporation under The International Business Companies Act (British Virgin Islands)(1)

1.2	Memorandum of Association and Article of Association(1)

1.3	Amendment to Memorandum of Association and Articles of Association (3)

4.1	Distribution Agreement dated June 5, 2004 between Kasese Cobalt Company and Danzas relating to the sale and distribution of Kasese Cobalt Company cobalt cathodes(1)

4.2	Arrangement Agreement dated July 13, 2004 among MFC Bancorp (now known as KHD Humboldt Wedag International Ltd.), Sutton Park, Blue Earth, New Sutton Canco, New Nature Canco and 4025750 Canada(1)

4.3	Term Sheet dated November 30, 2006 between Blue Earth and First Equity Securities AG (3)

8.1*	Significant subsidiary: Kasese Cobalt Company Limited

12.1*	Section 302 Certification under Sarbanes – Oxley Act of 2002 for Michael J. Smith

13.1*	Section 906 Certification under Sarbanes – Oxley Act of 2002 for Michael J. Smith

(1)	Incorporated by reference from our Form 20-F filed on October 1, 2004.
(2)	Incorporated by reference from our Form 20-F filed on February 24, 2005.
(3)	Incorporated by reference from our Form 20-F filed on March 5, 2007.

* Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUE EARTH REFINERIES INC.

/s/ Michael J. Smith
Michael J. Smith
President and Secretary

Date: November 21, 2007