Form 20-F
period 2007-06-30
Blue Earth Refineries Inc.
filed 2007-12-19
CIK 1299795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to _________________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

Commission file number 000-50971

BLUE EARTH REFINERIES INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Suite 803, 8/F, Dina House, Ruttonjee Centre, 11 Duddell Street, Central,
Hong Kong SAR, China
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

There were 15,142,836 ordinary shares outstanding as at June 30, 2007.

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

Forward-Looking Statements

Except for the statements of historical fact contained herein, some information presented in this annual report constitutes forward-looking statements. When used in this annual report, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "predict", "may", "should", the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include changes in project parameters as plans continue to be refined, future prices of cobalt, as well as those factors discussed in the section entitled "Risk Factors". Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this annual report speak only as to the date hereof. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms "we", "us", "our", "Company" and "Blue Earth" mean Blue Earth Refineries Inc., unless otherwise indicated.

Item 1.           Identity of Directors, Senior Management and Advisers

A.                     Directors and Senior Management.

Not applicable.

B.                     Advisers.

Not applicable.

C.                     Auditors.

Not applicable.

Item 2.           Offer Statistics and Expected Timetable

Not applicable.

Item 3.           Key Information

A.                     Selected financial data.

The following table summarizes selected consolidated financial data for our Company prepared in accordance with United States generally accepted accounting principles for the years ended June 30, 2007, 2006, 2005, 2004 and 2003. The information in the table was extracted from the detailed consolidated financial statements and related notes included in this annual report and the reports that were previously filed and should be read in conjunction with such financial statements and with the information appearing under the heading, "Operating and Financial Review and Prospects".

	For the Years Ended June 30
	(US dollars, in thousands, except basic and diluted earnings (loss) per ordinary share)

	2007	2006	2005	2004	2003
Sales of cobalt	$28,255	$18,134	$15,419	$5,019	$1,048
Operating income (loss)	8,125	(1,642)	(849)	(303)	(268)
Income (loss) before provision
for income taxes	10,376	(3,324)	(3,724)	(477)	(2,555)
Net income (loss)	10,376	(3,324)	(3,724)	(477)	(2,555)
Basic and diluted earnings (loss)
per ordinary share	0.69	(0.22)	(0.24)	(0.03)	(0.16)
Weighted average ordinary
shares outstanding (in
thousands of shares)	15,143	15,375	15,555	15,555	15,555

	As at June 30
	(US dollars, in thousands, except cash dividend per ordinary share)

	2007	2006	2005	2004	2003
Total assets	$49,765	$46,747	$50,247	$55,107	$46,928
Total liabilities	3,613	3,085	3,526	3,179	935
Shareholders' equity	46,152	43,662	46,721	51,928	45,993
Ordinary stock	15,143	15,143	15,555	15,555	15,555
Cash dividend	7,571	-	1,842	-	-
Cash dividend per ordinary share	0.50	-	0.12	-	-

B.                     Capitalization and indebtedness.

Not applicable.

C.                     Reasons for the offer and use of proceeds.

Not applicable.

D.                     Risk factors.

The information included in this annual report includes, or is based upon, estimates, projections or other forward-looking statements. Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgement regarding the direction of our business, actual results will almost always vary, sometimes significantly, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and could affect actual results in the future, and cause actual results to differ from the results expressed in any such estimates, projections or other forward-looking statements. Prospective investors should consider carefully the risk factors set out below.

Risks Associated with Refining

Our subsidiary faces logistical issues which may affect its ability to ship product on a regular and reliable basis, which could negatively impact the demand for our cobalt or our operational costs, and reduce the economic viability of our operations.

Our subsidiary faces many logistical issues both in the shipping of finished product and the flow of incoming supplies and spares. The remote nature of the location of our refinery facility, only 40 miles from the Democratic Republic of Congo border in western Uganda, means that deliveries cannot be scheduled on a regular and reliable basis.

Our subsidiary faces logistical issues as it has to import most of the supplies and spare parts that it requires to operate which may affect its ability to operate the refinery on a continual and consistent basis, which could increase our operating costs and as a result reduce the economic viability of our operations.

Most of the materials needed for the operation of the plant are imported into Uganda from various sources worldwide, including North America, the European Union, Australia and South Africa. This remoteness necessitates long pre-order periods, often several months in advance. Most shipments are by vessels and arrive through port of Mombassa, Keyna. This port is incredibly congested due to huge increase in traffic into East Africa in the past decade. It is estimated that there are presently in excess of 5,000 containers awaiting onward shipping from Mombassa to destinations in northern Kenya and Uganda.

Once the container has cleared the port there is a further three day road journey to our refinery including the Ugandan border clearance to be negotiated. Transport vehicles are often in poor condition and the state of the roads can vary enormously. It is not unusual for critical supplies to be delayed while a replacement truck is located and dispatched to solve a breakdown problem. A major delay in an incoming shipment of a single process product could cause a temporary shut-down of the entire plant and the subsequent extended re-start process.

Our subsidiary faces logistical issues as it has to export all of its cobalt to various world markets which may affect its ability to ship product on a regular and reliable basis, which could negatively impact the demand for our cobalt or our operational costs, and reduce the economic viability of our operations.

The same problems are to be managed in reverse when shipping cobalt to the world markets. Trucks are not available locally and must come from Kampala to move the sealed containers to Mombassa. Once again the port congestion can cause delays in lading. All of this results in extended periods between packaged product ready for shipment and the bill of lading documents to facilitate payment by the customer.

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

Due to weak cobalt prices in 2002, the Kasese Cobalt Company refinery was placed on a care and maintenance program under which all cobalt production ceased by September 2002 and operations recommenced approximately one year later when cobalt prices improved.

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

We are a single metal producer, so if the market price of cobalt falls below the cost of production, we may be required to cease operations and again place the Kasese Cobalt Company refinery on a care and maintenance program until the market price of cobalt improves or we may be required to permanently close. Most companies produce cobalt in concert with the production of one or more other metals. In such cases, cobalt is usually the secondary metal and as long as the production of the major metal is economic, cobalt will continue to be produced and sold as a contribution to overheads, without absorbing an economic share of production and overhead costs. This is not the case with our Company. Our dependence on the refining of a single metal means that if cobalt market prices fall and remain depressed for a sustained period of time, we may be unable to fund a care and maintenance program, in which case we may be forced to dispose of our cobalt refineries.

The supply of pyrite at the Kasese Cobalt Company refinery is limited. Once the supply of pyrite is exhausted, we may discontinue our operations at Kasese.

The feedstock at Kasese Cobalt Company is limited to the stockpiles. There is no alternative supply at this time. Once the current pyrite stockpile is exhausted, which we anticipate will be in approximately 5.0 years based on the current targeted production, we may discontinue our operations at Kasese.

Seasonality affects our power source. Interruptions to our power source may adversely affect our production rate and cobalt quality, and could therefore adversely affect our financial condition.

The cobalt production of Kasese Cobalt Company is subject to seasonal variation in the wet and dry seasons in Uganda. During the two dry seasons of the year, low water levels in the Mubuku River will preclude the generation of the seven to eight megawatts of power necessary to operate the Kasese Cobalt Company refinery. During these periods the refinery must rely to some extent on the Ugandan electrical grid to supply the shortfall. The refinery is equipped with diesel generators, but the high cost of diesel-generated power makes it an unsustainable power source, except in times of very high cobalt prices. Ugandan electrical grid power failures are common, especially during the peak hours of consumption between 6 PM and 10 PM. If interruptions to our power supply are prolonged or frequent enough to adversely affect the production rate and quality of Kasese Cobalt Company cobalt, we may be forced to halt our business.

Our proprietary right to license the cobalt extraction process used at the Kasese Cobalt Company refinery is uncertain.

Our proprietary right to license the cobalt extraction process used at the Kasese Cobalt Company refinery is uncertain. The Bureau de Recherches Géologiques et Minères (a French company operating in the geoscience research and development field), who were instrumental in the early stages of the process development, could potentially claim a proprietary interest in the cobalt extraction process if an outside third party attempts to use this process technology. If this were to occur, we would assert our rights to a royalty and, as a last resort, may negotiate an agreement with the Bureau de Recherches Géologiques et Minères to share any royalty extracted. The ownership of the cobalt extraction process technology rights do not affect our operations, but may affect any royalty rights to which we become entitled.

The supply of limestone is vital to our production process. If the supply of limestone is interrupted, we may discontinue our operations.

Among other raw materials, limestone is vital to the production process and we consume between 4,000 and 5,000 tonnes per month. The present quarry has been largely exhausted of quality limestone and new supply arrangements must be made if production is to continue. If a new supply cannot be procured, our production process may discontinue. Furthermore, the new supply of limestone may affect our cost structure and our cash break-even price, depending on the quality of the limestone and the transportation costs.

Political Risks

We may be adversely affected by corruption, political or economic instability, or threat of expropriation in Uganda, where our subsidiary, Kasese Cobalt Company, is located.

Our operating subsidiary, Kasese Cobalt Company, is located in Uganda where business activities may be affected by corruption, political instability, economic instability and threat of expropriation. Any changes in political or economic conditions which may adversely affect our business are beyond our control. The risks include civil unrest, expropriation, and high rates of inflation. Any one or more of these factors could compromise Kasese Cobalt Company's ability to achieve its targeted cobalt refining capacity and control its operating costs, or otherwise interfere with normal operation of the Kasese Cobalt Company refinery.

Our production facility is located in a region which is adversely affected by political and/or economic turmoil and social unrest.

Our production facility is located 50 kilometers from the border with the Democratic Republic of Congo. Ugandan rebel groups conduct raids into Uganda and during July 2007, such armed clashes with the Ugandan armed forces resulted in deaths of 50 combatants. Ugandan squatters are presently trying to occupy our land held for necessary reserve for our tailings dam. There have been clashes with fire arms being discharged and threats of death against our employees. Our employees at the worksite have been subject to threats of kidnap in 2007. In the immediate vicinity, we have an outbreak of the diseases of ebola which is causing labour shortages. Some of our key operating personnel are non African natives and if they leave Uganda, we may not be able to continue our production.

Financing Risks

We generate cash flow from a single source and may require additional funds to maintain business operations.

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

Being engaged in the business of processing and refining, our international operations make us subject to foreign currency fluctuations. Such fluctuations may adversely affect our financial positions and results. Our management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and any steps taken may not be effective to eliminate all adverse effects. Accordingly, we may suffer losses due to adverse foreign currency fluctuations.

The royalty payments we are required to make reduces the free cash flow available to us by 10%, and may adversely affect the viability of our operations.

We are required to pay royalties of 10% of the cash flow, as defined in the royalty agreement, generated by our Kasese Cobalt Company operation, as defined in the royalty agreement, up to a total of $10 million. The absolute amount of the royalty to be paid will depend on the level of free cash flow and this will depend on the price of cobalt. Due to the on-going royalty payments, the free cash flow available to us is reduced by 10% until an aggregate of $10 million is paid.

Risks Relating to Company Personnel

We are dependent on the services of qualified employees with experience in cobalt refining operations, and the loss of such employees may result in discontinuance of our operations.

We will continue to compete with other refinery companies in connection with the recruitment and retention of qualified employees with the skills and experience necessary for cobalt refining operations. At the present time, there is a supply of qualified workers available for operations at our Kasese Cobalt Company refinery. The continuation of such supply depends upon a number of factors, including, principally, the demand occasioned by other projects. In the immediate vicinity, we have an outbreak of the diseases of ebola, HIV and other diseases which is causing labour shortages. In the case of our operations in Uganda, due to the remoteness and civil unrest, new qualified workers may be difficult to find. There is unrest due to the civil war against the Lords Revolutionary Army in the northern part of Uganda. The civil wars in the eastern part of the Democratic Republic of Congo and in the Dafur region of Sudan are in close proximity to Uganda and may have the same deterrent effect. Without qualified employees, we will not be able to operate the refinery.

Conflicts of interest may arise as a result of our directors and officers being directors and officers of other companies.

The following persons are directors, officers and/or shareholders of other companies: the Chairman of the board of directors of Kasese Cobalt Company is also the Chairman of the board of directors of Kilembe Mines Limited; a director of Kasese Cobalt Company is also the President and Chief Operating Officer of Kilembe Mines. The President and director of our Company and the President and director of Mass Financial Corp. are the same individual. While we are engaged in the business of cobalt processing and refining, such associations may give rise to conflicts of interest from time to time. Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest that they may have in any project or opportunity of ours. If a conflict of interest arises at a meeting of our board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. Conflicts may cause lost opportunities for us. In determining whether or not we will participate in any project or opportunity, our directors will primarily consider the degree of risk to which we may be exposed and our financial position at the time. Our directors and officers are free to accept other positions either as directors or employees of other companies, in which case these other positions may impact on the amount of time they are able to focus on our operations. Officers of our subsidiary Kasese Cobalt Company are full-time employees of that company and do not devote any significant time to other commercial activities.

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

Kasese Cobalt Company has approximately 260 employees, of which 103 employees belong to a non-compulsory Ugandan national union, Uganda Mines Metal and Allied Workers Union. With a unionized workforce, we need to enter into collective bargaining and any unresolved issues in negotiations could lead to work stoppages that would adversely affect our business by bringing our refinery operations to a halt.

Risks Relating to an Investment in our Securities

Our Articles of Association contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Articles of Association contain provisions that state, subject to applicable law, we shall indemnify every one of our directors or officers against all losses or liabilities which our directors or officers may sustain or incur in the execution of their duties. Our Articles of Association further state that no director or officer shall be liable for any loss, damage or misfortune which may happen to, or be incurred by us in the execution of their duties. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to us, though such an action, if successful, might otherwise benefit us and our shareholders.

Investors of our Company may not be able to sell their shares, as our shares are not publicly traded on any securities exchange or national securities quotation system.

Our shares are not listed or quoted for trading on any securities exchange or national securities quotation system although they are traded over the counter (“OTC”) on the pink sheets electronic OTC market. Accordingly, our shareholders may be unable to sell their shares. We currently have no intention to list or otherwise qualify our ordinary shares for trading on any national securities exchange or securities quotation system.

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

Item 4.           Information on our Company

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

Sale of 36569 Yukon

36569 Yukon held a cobalt refining plant in Lorrain Township, approximately 450 kilometres north of Toronto, Ontario, Canada. The plant has never operated commercially and has no operating history, due to the lack of a suitable source of cobalt at attractive pricing. In December 2006, we sold all of our interest in 36569 Yukon, including a long-term income debenture $5.4 million (€4,242,000) (principal amount) and a receivable of $1.9 million (CDN$2,142,104) under a credit facility for gross consideration of $2.7 million. Consideration received consisted of units in two British Virgin Islands open-ended investment companies. Out of the gross consideration, our Company repaid 36569 Yukon's liability of $261,188 due to Mass Financial and paid a commission of $195,106 at 8% to MFC Corporate Services SA (formerly MFC Merchant Bank SA, a subsidiary of Mass Financial). We assigned units of investment companies to settle the debt liability due to Mass Financial and deducted the commission. We received units in FE Global Undervalued Investments Ltd. and in Global Convertible Megatrend Ltd. as net consideration on December 29, 2006.

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

Kilembe Mines is indebted to Kasese Cobalt Company in the amount of $1,634,256 and this amount has been fully reserved as a doubtful debt in the accounts of Kasese Cobalt Company. This debt is to be repaid out of dividends received by Kilembe Mines from Kasese Cobalt Company and, since Kasese Cobalt Company owes us a debt in the principal amount of approximately $120 million as at June 30, 2007, it is unlikely that dividends will be paid by Kasese Cobalt Company to its shareholders in the near future. However, it is expected that Kasese Cobalt Company will pay down the debt owed to us when Kasese Cobalt Company generates surplus cash from its operations.

We may distribute to our shareholders cash that we will receive from Kasese Cobalt Company as loan payments, net of any expenses, expenditures and funding for the refinery operations, by way of dividends and/or distributions.

Description of Business of Kasese Cobalt Company

Kasese Cobalt Company operates a cobalt project located in southwest Uganda and recovers the cobalt contained in a pyrite stockpile from a former copper mine. The metal refining operations involve the bioleaching of pyrite concentrate, solvent extraction of the dissolved cobalt and recovery through electro-winning. The Kasese Cobalt Company project, which is located approximately 420 kilometres west of Kampala, includes the Mubuku III hydro-electric power station that has a maximum deliverable capacity of about 9.9 megawatts. While the cobalt refinery was on care and maintenance status prior to recommencing operations in early 2004, electricity generated at Mubuku was sold to the state-owned grid of the Ugandan Electrical Transmission Company Limited. The feedstock at Kasese Cobalt Company is limited to the stockpiles and there is no alternative supply. Once the current pyrite stockpile is exhausted, which we anticipate will be in approximately 5.0 years based on the current targeted production, we will discontinue our operations of Kasese's refinery.

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

Description of the Feedstock

The feedstock at Kasese Cobalt Company is limited to the stockpiles and there is no alternative supply at this time. Once the current pyrite stockpile is exhausted, which we anticipate will be in approximately 5.0 years based on the current targeted production, we may discontinue our operations at Kasese. The feedstock of the refinery is a cobalt rich pyrite stockpile which was the result of 26 years and 16 million tonnes of copper mining by Kilembe Mines. The average grade of the stockpile was initially determined by Kilembe Mines, based on concentrator records between 1956 and 1982, as 1.36% cobalt. This average grade of cobalt was confirmed with the further analysis completed by Seltrust in 1982 (1.35% cobalt) and by Kilembe Mines in 1987 (1.4% cobalt). These results were further confirmed by Bureau de Recherches Géologiques et Minères in the original pre-feasibility study (1.27%) and the feasibility study (1.34%) . These grades were further confirmed by OMAC Laboratories Ltd. of Galway, Ireland by an analysis of 41 samples for an average of 1.43% cobalt.

Kasese Cobalt Company monitors the cobalt contained in the refinery plant feed on a daily basis and although such testing indicates a 1.40% cobalt feed since the beginning of operations, it continues to use the assayed test average of 1.38% in the calculation of reserves. The composition of the Kasese Cobalt Company refinery pyrite stockpile as determined by daily leach feed testing was as follows for June 30, 2007:

Composition of the Kasese Cobalt Company Refinery
Pyrite Stockpile at June 30, 2007

Composite	High (%)	Low (%)
Cobalt	1.64	1.17
Copper	0.66	0.26
Nickel	0.19	0.14
Iron	37.74	17.07
Sulphur	50.21	33.47

A detailed drilling and survey program, which has not been updated since November 2000, then established the volume of the remaining stockpiles as 709,000 tonnes at that time. Using the numbers from the November 2000 program and considering process consumption, we estimate this volume may have been reduced to approximately 387,000 tonnes by June 30, 2007.

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

Revenues

Current monthly cobalt production is projected at approximately 60 tonnes as of August 31, 2007. The revenue generated will depend upon sale volume, monthly production tonnage, ability to deliver and the cobalt price for the quality produced.

Principal Market

Kasese Cobalt Company markets its production through our agent, Mass Financial.

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

Sources and Availability of Raw Materials

The source of raw materials for the Kasese Cobalt Company refinery is restricted to the pyrite stockpile located on the Kasese Cobalt Company refinery property. This stockpile contained an estimate of 920,000 tonnes of pyrite when the project was started (which was later reduced as the result of a more detailed survey in November 2000), and on June 30, 2007, there were approximately 387,000 tonnes remaining that may be processed. At the expected rate of consumption, the remaining stockpile will be exhausted in June 2012. As a result, our Company’s business has a limited lifespan. At that time, the site will have to be rehabilitated and abandoned. Due to the remoteness of the Kasese Cobalt Company site, it is not economic to import raw material to extend the life of the refinery.

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

Kasese Cobalt Company enters into various contracts for the supply of limestone (which have expired), hydrated lime, petroleum, energy and chemicals used in the production process in the normal course of business. Other permits and licenses include: waste water discharge, surface water abstraction, withholding tax exemption, keeping financial records in US dollars, limestone blasting, embedded power producer sales, power generation, cobalt export, employees union agreement, property.

Competitive Conditions

Many of our competitors are national or international companies with far greater resources, capital and facilities than us. Most of these companies produce cobalt in concert with the production of one or more other metals. In such cases cobalt is usually produced as a secondary metal and is considered as a contribution to overheads instead of absorbing an economic share of production and overhead costs for as long as the production of the major metal or metals is economic. This is not the case with our Company, which is currently engaged in the recovery and refining of cobalt only. The feedstock at Kasese Cobalt Company is limited to the stockpiles. As there is no alternative supply at this time, our Company’s business has a limited lifespan. Our dependence on the refining of a single metal means that if cobalt market prices fall and remain depressed for a sustained period of time, we will be forced to halt our business operations and to again place our facilities on a care and maintenance program or close the refinery.

If, after a shutdown, the market price of cobalt were to improve sufficiently to make our refining operations once again economically viable, the reactivation phase would take several months and even longer and substantial capital and if changes in technology, permit requirements, environmental legislation or other operational considerations require us to undertake significant upgrades to our facilities. Those of our competitors who may have been able to fund the operational status of their facilities through the production and sale of other metals during the period of our care and maintenance program would likely be able to recommence their cobalt refining operations much more quickly than us, and thereby stand a much better chance of taking a lead in market share for cobalt sales.

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

D.                     Property, Plants and Equipment.

Our office is located at Suite 803, 8/F, Dina House, RuttonjeeCentre, 11 Duddell Street, Central, Hong Kong SAR, China. This space accommodates all of our executive and administrative offices. We have a registered office at Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

We believe that our existing facilities are adequate for our needs through the end of the year ending June 30, 2008. Should we require additional space at that time, or prior thereto, we believe that such space can be secured on commercially reasonable terms.

Kasese Cobalt Company Cobalt Refinery

Due to weak cobalt prices, we placed the plant on a care and maintenance program under which all cobalt production ceased by September 2002. Due to improved cobalt prices, operations were recommenced at the plant in December 2003, and we are now engaged in the extraction of cobalt from the pyrite stockpile. As of June 30, 2007, the stockpile contained approximately 387,000 tonnes of material with an average grade of 1.38% cobalt. There is no alternative supply. Once the current pyrite stockpile is exhausted, which we anticipate will be in approximately 5.0 years based on the current targeted production, we will discontinue our operations of Kasese's refinery. As a result, our Company’s business has a limited lifespan. The plant recovers cobalt metal from cobalt concentrate using a combination of bio-leaching, solvent extraction and electro-winning. Site construction of the plant commenced in November 1997 and was completed on July 1, 1999. Plant commissioning ran into various difficulties which continued from completion until June 30, 2001. The plant currently employs approximately 260 personnel.

Cobalt output at the refinery is budgeted at 60 tonnes per month or 720 tonnes annually. The original design parameters of the project included an annual refining capacity of 1,000 tonnes of cobalt. The Kasese Cobalt Company refinery has never been or will ever be able to attain the targeted refining capacity, resulting in higher refining costs per unit produced.

Kasese Cobalt Company owns a hydro-electric power station with three hydro-electric generation units with a combined capacity of 9.9 megawatts. The power requirements of the Kasese Cobalt Company refinery range between seven and eight megawatts. Subject to various government approval, we may sell excess power into the Ugandan Electrical Transmission Company's power grid. The hydro-power plant is approximately 22 kilometres from the cobalt refinery. Demands for electricity on the western Ugandan power grid continue to be in excess of generating capacity during heavy load periods. But there is no assurance that such sales will occur.

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

The solution is then fed into the lower terrace for solvent extraction of the other metals in solution. Using pH adjustment and various chemicals, the trace metals are separated into different streams. Zinc is extracted followed by copper then cobalt and finally nickel. Copper and nickel are recovered in the form of hydroxides. These processes result in an electrolyte solution containing between 4.5 and 5.0 grams of cobalt per litre, which is then electroplated into 99.8% cobalt metal in the electrowinning tank house. The cobalt is, by electrolysis, plated onto cathodes which are then removed in rotation and the cobalt metal is recovered for cleaning, burnishing and crushing into the final product, crushed cathode cobalt.

Effluent from the process is treated to precipitate contaminates and discharged into tailings dams. Once the discharge complies with environmental discharge standards, it is then released to the Rokoki River at a maximum rate of 104 cubic metres per hour.

Plan of Operations

Our current overall plan is to operate the Kasese Cobalt Company refinery only during such time when cobalt market price makes operations profitable until its pyrite stockpile is exhausted. Our immediate focus is to try to achieve a steady capacity with saleable quality of the production while the cobalt price is at the present levels. Our secondary goal is to reduce the costs of production through the reduction in the volume of refining chemicals being consumed.

Item 5.           Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the years ended June 30, 2007, 2006 and 2005 should be read in conjunction with our consolidated financial statements and related notes included in this annual report. Our financial statements included in this annual report were prepared in accordance with United States of America's generally accepted accounting principles.

A.                     Operating results.

Our results of operations have been, and may continue to be, affected by many factors of a global nature, including security, economic and market conditions, raw materials, logistic, the availability of capital, the level and volatility of prices and interest rates, currency values, commodities prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments and predetermined reserves of which we have a limited supply. Factors of a local nature, which include the political, social, financial and economic stability, the availability of capital, technology, workers, engineers and management, geological factors and weather conditions, also affect our results of operations. See "Key Information – Risk Factors". As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period. As a result of our Company's limited reserves, our business has a limited lifespan.

The market for cobalt is negotiated between the producers or an intermediary traders and the end users. Cobalt is not listed on any trading exchange, so no official current market price exists. BHP Billion Limited offers small quantities (usually five or ten tonne lots) for sale on its company web site. The London-based Metal Bulletin magazine is published weekly and gives high and low prices for 99.3% and 99.8% cobalt. These prices are produced from information made available to the magazine and do not purport to reflect the average of all transactions. Many producers and customers enter into long term contracts for the supply of a given volume of cobalt at prices that are fixed or determined by formula based on Metal Bulletin quotes. Within the two concentrate grades of 99.3% and 99.8% there is a large variation in level of various impurities measured in parts per million. Some impurities are of a major concern to some consumers and not to others, depending on the final product incorporating the metal. Thus the market is further complicated by these different levels of acceptability. Due to the recent volatility of prices, consumers have purchased heavily when prices were rising, fearing higher costs and have avoided any inventory build up as prices fall, waiting for better prices.

Year Ended June 30, 2007 Compared to Year Ended June 30, 2006

Our Company sold 1.4 million pounds of cobalt for $28.3 million in the fiscal year 2007, compared to 1.6 million pounds of cobalt for $18.1 million in the fiscal year 2006. The average price realized was $20.46 per pound in the fiscal year 2007, compared to $11.27 per pound in the fiscal year 2006.

The cost of sales was $16.5 million for the fiscal years 2007 and 2006, respectively. The cost of sales included depreciation charges of $5.0 million and $5.8 million and the rehabilitation expense was $0.2 million and $0.2 million in fiscal years 2007 and 2006, respectively. The gross profit was $11.7 million and $1.6 million for the fiscal years 2007 and 2006, respectively. The increase in gross profit was due to an increase in the price of cobalt.

The general and administrative expenses were $3.6 million and $3.3 million for the fiscal years 2007 and 2006, respectively. The increase of approximately 9% is primarily due to an increase in business activities. The operating income was $8.1 million for the fiscal year 2007, compared to operating loss of $1.6 million in the same period in 2006.

We recognized an equity loss of $nil and $1.9 million for the fiscal years 2007 and 2006, respectively, representing our proportionate share in the operating loss of our equity method investee. In December 2006, we sold all of our interest in our equity method investee and did not have any equity income or loss in the current fiscal year. We recognized an accounting gain of $1.3 million and $nil on the sale of the equity method investee in fiscal years 2007 and 2006, respectively.

Net income was $10.4 million (or basic earnings per share of $0.69) for the fiscal year 2007, compared to a net loss of $3.3 million (or basic loss per share of $0.22) for the fiscal year 2006.

Year Ended June 30, 2006 Compared to Year Ended June 30, 2005

Our Company sold 1.6 million pounds of cobalt for $18.1 million in the fiscal year 2006, compared to 1.1 million pounds of cobalt for $15.4 million in the fiscal year 2005. The average price realized was $11.27 per pound in the fiscal year 2006, compared to $13.50 per pound in the fiscal year 2005.

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

The general and administrative expenses were $3.3 million and $3.8 million for the fiscal years 2006 and 2005, respectively. The decrease was primarily due to insurance expenses reduced by $0.3 million in fiscal year 2006. The operating loss was $1.6 million and $0.8 million for the fiscal years 2006 and 2005, respectively.

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

Revenue Recognition

Our Company's primary business is cobalt refining and our revenue primarily comes from the sale of cobalt. Our Company receives orders from the sales agent, and ships the finished goods as instructed. The revenue is recognized when the finished goods are on vessel where the buyers take over title of the goods, the terms of the sales are known and complied with and no significant Company obligations remain and collectibility is reasonably assured.

Valuation of Equity Method Investments and Available for Sale Securities

Until our sale of 36569 Yukon in December 2006, we had an equity method investment which was accounted for by the equity method. Under the equity method, the investment was initially recorded at cost, then reduced by dividends and increased or decreased by our proportionate share of the investee's net earnings or loss.

Our Company’s available for sale securities are stated at their quoted market bid price as an active market is available. Any unrealized holding gains or losses are reported as a separate component of comprehensive income until realized.

When there has been a loss in value other than a temporary decline, the equity method investment and available for sale securities would be written down to recognize the loss.

A decline in value may be only temporary in nature or may reflect conditions that are more persistent. Declines may be attributable to general market conditions, either globally or regionally, that reflect the prospects of the economy as a whole or prospects of a particular industry or a particular company. Such declines may or may not indicate the likelihood of ultimate recovery of the carrying amount of a security. We regularly reviewed our position to determine whether an other than temporary decline existed.

In determining whether the decline in value was other than temporary, quoted market price, if available, was not the only deciding factor. We considered, but such consideration was not limited to, the following factors:

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

Impairment of Long-Lived Assets

We test our long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and an impairment loss is measured as the amount by which their carrying amounts exceed their fair value using the estimated future undiscounted cash flows. The estimated future undiscounted cash flows, based on reasonable and supportable assumptions and projections, require our management to make subjective judgments. Depending on the assumptions and estimates used, the estimated future undiscounted cash flows can vary within a wide range of outcomes. Our management considers the likelihood of possible outcomes in determining the best estimate of future undiscounted cash flows.

Rehabilitation Provision

Our refinery activities are subject to various laws, statutes, ordinances and contracts governing the protection of the environment. We adopted Financial Accounting Standards Board Statement ("FAS") No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

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

Inventories

Our inventories consist of primarily spare parts and materials, and to a lesser degree work-in-progress and finished goods. Spare parts and materials are stated at the lower of the weighted average cost or replacement cost. We review the valuation of inventory periodically. The primary factors that affect the valuation of inventory include the short-term and long-term metals prices and the current production process which includes, but not limited to, the input factors such as labor, fuel and energy, materials and supplies, the quality of the finished goods, the production level, productivity and efficiency.

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

We review the valuation of the work-in-progress and finished goods periodically, and not less than on a quarterly basis.

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

We review our inventory activity reports regularly, and perform a stock count at least once a year. We review our inventory activity reports as part of our production planning and control procedure, as well as financial control. During such review, we identify the slow-moving, obsolete or excess spare parts and materials, if any. Our production engineers may modify our production process, to a limited extent, to use such slow-moving or excess materials in the production, or put them into alternative use. The slow-moving items may indicate that such items are damaged. Management usually reviews the inventory activity reports with our finance department to determine whether a write-down or valuation allowance is required. Unless the items are badly damaged, the review of the slowing moving, excess or obsolete items and their alternative use are judgmental and their ultimate outcome may be different from what we estimate. At June 30, 2007, our Company had no equity method investments.

Recent Developments

In September 2007, we entered into a Syndicated Unpriced Forward Sale Derivative Agreement with Mass Financial Corp. (together with its subsidiaries – “Mass”). We agreed to deliver 696 metric tons of our cobalt products over a term of one year in exchange for an initial prepayment amount of $18,400,000, with a floor price of $12 per lb. Adjustment amounts, first six months being 45% of balance between the floor price and the resale price, and seven to twelve months being (i) in case the resale price per lb. is equal or less than $20, 75%, or (ii) in case the resale price exceeds $20, 75% of the balance between the floor price and $20 plus 25% of the balance between $20 and the resale price, as determined in the future, will be paid 15 days after each calendar quarter. Pursuant to an Underwriting and Syndication Agreement

between our Company and Mass, we agreed to pay Mass an underwriting fee of 10% of the prepayment amount and a syndication fee of $670,000. The syndication fee was paid by 239,286 shares of our common stock valued at $2.80 per share.

In addition, we declared a cash distribution of $1.00 per share to our holders of ordinary shares, totalling $15.5 million in September 2007.

B.                     Liquidity and capital resources.

As of June 30, 2007, we had cash on hand of $1.6 million and as of June 30, 2006, we had cash on hand of $1.8 million.

Operating Activities

The operating activities provided cash of $7.5 million in the fiscal year 2007, compared to $1.3 million in the fiscal year 2006. Cash provided by operating activities increased in the fiscal year 2007, largely due to net income of $10.4 million as compared to net loss of $3.3 million in the fiscal year 2006. The increase in cash flow from operating activities reflected the higher price of cobalt in the current year.

At present, the revenue earned by us comes from cobalt sales of Kasese Cobalt Company.

We believe that these arrangements will permit us to generate sufficient cash flow from operations to meet our working capital and other requirements for the next twelve months. There are no material capital expenditure commitments at the Kasese Cobalt Company refinery. Given current market demand for Kasese cobalt, we anticipate that our cash flow from Kasese Cobalt Company will meet our operating expenses.

Investing Activities

The investing activities used cash of $0.1 million and $0.2 million on capital assets in the fiscal years 2007 and 2006, respectively.

Financing Activities

The financing activities used cash of $7.6 million on dividend payment during the fiscal year 2007, compared to $23,000 on the repurchase of shares during the fiscal year 2006.

Our Company declared and paid a cash distribution of $0.50 per share to our holders of ordinary shares, totalling $7.6 million in fiscal year 2007.

We had no material commitments to acquire assets or operating businesses at June 30, 2007. We do not anticipate any acquisition of businesses or commitments to projects in the future. We intend to pay to our shareholders a distribution by way of return of capital in the future, subject to availability of cash and our capital requirements.

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

D.                     Trend information.

The commodity price of cobalt has a direct impact on our revenue prospects and our ability to raise capital. Generally in 2007, the trend for the price of cobalt has been upward. However, management is not optimistic with the current price.

E.                     Off-balance sheet arrangements.

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

F.                     Tabular disclosure of contractual obligations.

	Payments Due by Period
	(in thousands)
Contractual Obligations as at	Less than	2 – 3	4 – 5	More than
June 30, 2007	1 Year	Years	Years	5 Years
Long-term obligations	$-	$-	$-	$-
Capital lease obligations	-	-	-	-
Operating lease obligations	4	4	-	-
Purchase obligations	150	-	-	-
Other long-term liabilities reflected	-	-	-	3,000
on the balance sheet under GAAP(1)
Total	$154	$4	$-	$3,000

(1)      Rehabilitation Provision.

Cash outlays for our contractual obligations and commitments identified above are expected to be funded by cash on hand. Purchase obligations can typically be cancelled with little or no financial penalty.

G.                     Safe harbor.

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act ("statutory safe harbors") shall apply to forward-looking information provided pursuant to Item 5.E and F. All information set out in Item 5.E.1 and 5.E.2 is deemed to be a forward looking statement as that term is defined in the statutory safe harbors, except for historical facts.

Item 6.           Directors, Senior Management and Employees

A.                     Directors and senior management.

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Blue Earth

Michael J. Smith Director, President and Secretary Age: 59	Director since 2004. As director, Mr. Smith is responsible for the management affairs of our Company, our day-to-day operations, our financing functions and for developing our strategic direction.

Rajesh Kumar Singhal Director Age: 45	Director since 2005. As a director, Mr. Singhal is responsible for the management and supervision of the affairs and business of our Company.

Nowroz Jal Cama Director Age: 63	Director since 2005. As a director, Mr. Jal Cama is responsible for supervision of the affairs and business of our Company.

Michael J. Smith – Director, President, Chief Executive Officer and Secretary

Michael J. Smith has been our President, Chief Executive Officer, Secretary and a director since 2004. Mr. Smith has extensive experience in advisory services, corporate finance and restructuring. Mr. Smith was the President and Chief Executive Officer of KHD Humboldt Wedag International from 1996 to March 7, 2006 when Mr. Smith resigned from such positions. Mr. Smith has been the Chief Financial Officer from 2003 to October 15, 2007 and Secretary of KHD Humboldt Wedag International and a director since 1986. KHD Humboldt Wedag International is a publicly traded company listed on the New York Stock Exchange with its common shares registered with the SEC under the Securities Exchange Act of 1934. Mr. Smith is also Chief Executive Officer, Chief Financial Officer and a director of Cathay Merchant Group, Inc., a public company with its common shares registered with the SEC under the Securities Exchange Act of 1934. Mr. Smith is also the President and a director of Mass Financial.

Rajesh Kumar Singhal – Director

Rajesh Kumar Singhal has been a director since 2005. Rajesh Kumar Singhal obtained a Diploma in Tool and Die Making from NTTF Tellicherry Kerola and is employed as a training officer.

Nowroz Jal Cama – Director

Nowroz Jal Cama has been a director since 2005. Nowroz Jal Cama has extensive experience in banking,

corporate finance and human resources development. From 2005 to June 2007, Nowroz Jal Cama was a director of Sasamat Capital Corporation (a related party prior to its merger with and into KHD Humboldt Wedag International).

There are no family relationships between any of our executive officers or directors. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer.

B.           Compensation.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended June 30, 2007 to our President and Secretary and to our next four most highly paid executive officers who received a combined salary and bonus during such period in excess of $100,000:

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long Term Compensation

Securities
				Other	Under	All other
Name and Principal				Annual	Options/SARs	Compen-
Position	Year	Salary	Bonus	Compensation	Granted	sation

Michael J. Smith	2007	85,000	Nil	Nil	Nil	Nil
President, Secretary
and Director

Option Grants During the Most Recently Completed Financial Year

We did not grant any stock options to our directors and executive officers as compensation for services during the financial year ended June 30, 2007.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

No options were exercised during the financial year ended June 30, 2007.

Option and SAR Repricing

No options were repriced during the financial year ended June 30, 2007.

Directors' Compensation

During the 2007 fiscal year, Michael J. Smith did not receive any compensation as a director of our Company. Rajesh K. Singhal and Nowroz Jal Cama received $600 per month as compensation as a director of our Company and $150 for each meeting of directors that they attended. We also reimburse our directors and officers for expenses incurred in connection with their services as our directors and officers.

Stock Option Plan

We do not currently have a stock option plan.

C.                     Board practices.

The election and retirement of our directors are provided for in our Articles of Association. Each director holds office until his or her successor takes office or until his or her death, resignation or removal.

At our annual meeting of shareholders held in 2004, five directors were elected for five year terms. In 2005, four of our directors, Mr. Shuming Zhao, Dr. Kelvin Yao, Dr. Stefan Feuerstein and Ms. Silke Brossmann, each resigned independently. Dr. Feuerstein resigned on March 9, 2005, Mr. Zhao and Dr. Yao resigned on March 15, 2005 and Ms. Brossmann resigned on April 11, 2005. Two of the resulting vacancies on our board of directors were filled by a resolution of our remaining director. Mr. Rajesh Kumar Singhal and Mr. Nowroz Jal Cama were appointed as directors to fill the vacancies created by these resignations. Each of them will serve the remaining terms of the directorships to which they were appointed. Commencing with the 2009 annual meeting of shareholders, and as permitted under the corporate law of the British Virgin Islands, our directors will be divided into five classes: Class I, Class II, Class III, Class IV and Class V, as equal in number as possible.

Audit Committee

We do not currently have an audit committee.

Compensation Committee

We do not currently have a compensation committee.

D.                     Employees.

As of June 30, 2007, Kasese Cobalt Company, our operating subsidiary, had approximately 260 employees, of which 103 employees belonged to a non-compulsory Ugandan national union, Uganda Mines Metal and Allied Workers Union. Their current collective agreement is to expire on January 31, 2008. We expect to extend the agreement to January 2009 with similar terms.

E.                     Share ownership.

There were 15,493,941 ordinary shares of our Company issued and outstanding as of November 14, 2007. The number of our ordinary shares owned by our directors or executive officers as of that date were:

Name	Number of Ordinary Shares
Office Held	Beneficially Owned	Percentage(1)
Michael J. Smith(2)	1,639,400(3)	10.6%
Rajesh Kumar Singhal	Nil	Nil
Nowroz Jal Cama	Nil	Nil

(1)	Based on 15,493,941 ordinary shares issued and outstanding as at November 14, 2007.

(2)	Michael J. Smith is the President and a director of Mass Financial Corp.

(3)	This number includes 85,000 directly held by Michael Smith and 1,554,400 held by Mass Financial Corp.

Item 7.           Major Shareholders and Related Party Transactions

A.                     Major shareholders.

The following table sets forth, as of November 14, 2007, the only persons known to us to be the beneficial owner of more than five (5%) of our ordinary shares:

Percentage of
	No. of Ordinary	Outstanding
Name of Shareholder	Shares Owned	Ordinary Shares(1)
Peter Kellogg	4,863,546(2)	31.4%(2)
Mass Financial Corp.	1,554,400	10.0%
Lloyd I. Miller, III	1,903,203(3)	12.3%(3)
The PNC Financial Services Group, Inc.(4)	1,056,965(4)	6.8%(4)

(1)	Based on 15,493,941 ordinary shares issued and outstanding as at November 14, 2007.

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

(3)

In the public filings made by Lloyd I. Miller, III with respect to his shares in our Company, Lloyd I. Miller, III shares voting and dispositive control over 1,903,203 shares as an investment advisor to the trustee of certain family trusts and with respect to shares owned by his wife.

(4)

In the public filings made by The PNC Financial Services Group with respect to shares in our Company, the company disclosed that such shares are held directly or indirectly through subsidiaries of The PNC Financial Services Group. Such shares are held in trust accounts for an undisclosed beneficiary in which Lloyd I. Miller, Jr. was grantor and PNC Bank, National Association serves as trustee.

B.                     Related party transactions.

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions since the beginning of our preceding three financial years to the date hereof to which we were or are a party and in which any of our directors or officers, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in our voting power that gives it significant influence over us, has or will have a direct or indirect material interest nor were any of our directors or officers, any relatives or spouses of such directors or officers, or any individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, indebted to us during this period.

In 2004, Kasese Cobalt Company entered into an exclusive distribution agreement for an initial term ending December 31, 2014, to sell all of the cobalt produced by Kasese Cobalt Company with MFCC, a subsidiary of Mass Financial. In June 30, 2005, MFCC charged agency fees of $1.50 per pound of cobalt sold. Our Company renegotiated agency fees with MFCC and from July 1, 2005 to June 30, 2006, the agency fees were revised to $0.50 per pound of cobalt sold. MFCC also charged fees for additional services rendered to our Company. Total marketing cost of $1.3 million, $1.3 million and $2.2 million were paid or payable to MFCC for the years ended June 30, 2007, 2006 and 2005, respectively.

Our Company has an amount due in the ordinary course from (to) MFCC in the amount of $4.8 million and $3.5 million at June 30, 2007 and 2006, respectively. During the years ended June 30, 2007, 2006 and 2005, our Company purchased supplies and materials amounting to $nil, $nil and $1.4 million from MFCC.

Kilembe Mines owes our Company $1.6 million in an unsecured loan which is payable through forfeiture of any future dividends if payable by Kasese Cobalt Company. This amount is fully reserved because of the uncertainty that Kasese Cobalt Company will pay dividends.

During 2007, the Company paid $0.2 million to a subsidiary of Mass Financial as a commission to arrange the sale of equity method investee. The Company has an amount due to Mass Financial in the amount of $0.6 million as at June 30, 2007 and 2006, respectively.

These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the affiliated parties.

C.                     Interests of experts and counsel.

None of the named experts or counsellors employed on a contingent basis owns shares in our Company or our subsidiaries or has a material, direct or indirect economic interest in our Company.

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

Cash Distributions

During our fiscal year ended June 30, 2007, our board of directors declared and paid a cash distribution of $0.25 per share on our issued and outstanding ordinary shares to our shareholders of record as of April 2, 2007. We distributed an aggregate of $3,785,709 to our shareholders of record. Additionally, our board of directors declared and paid a cash distribution of $0.25 per share on our issued and outstanding ordinary shares to our shareholders of record as of September 18, 2006. We distributed an aggregate of $3,785,709 to our shareholders of record. During our fiscal year ended June 30, 2005, our board of directors distributed $1.8 million to KHD Humboldt Wedag International prior to the distribution of our ordinary shares to the shareholders of KHD Humboldt Wedag International.

We may pay additional cash distributions on our shares in the foreseeable future. However, any future payment of dividends or distributions will be determined by our board of directors on the basis of our earnings, financial requirements and other relevant factors. Successful operation of the cobalt assets is subject to a number of risks and uncertainties, including those described under the heading "Risk Factors".

B.                     Significant changes.

Our management is not aware of any significant changes.

Item 9.           The Offer and Listing

A.                     Offer and listing details.

Our ordinary shares were first published by the Pink Sheets LLC on May 26, 2005. The following table sets forth the high and low sales of prices of our ordinary shares on the Pink Sheets LLC for the periods indicated.

	Pink Sheets
	High	Low
	(U.S.$)	(U.S.$)
Annual Highs and Lows
For the Fiscal Year Ended June 30, 2007	2.40	1.10

Quarterly Highs and Lows
For the Fiscal Year Ended June 30, 2007
Quarter ended September 30, 2006	1.70	1.10
Quarter ended December 31, 2006	2.02	1.36
Quarter ended March 31, 2007	2.40	1.72
Quarter ended June 30, 2007	2.38	1.75

Monthly Highs and Lows Subsequent
to the Fiscal Year Ended June 30, 2007
July	2.24	1.90
August	2.14	1.75
September	2.65	1.91
October	2.50	1.30
November	1.70	1.10

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

2006 Amendment to Memorandum and Articles of Association

On October 27, 2006, our board of directors filed an amendment to our Memorandum of Association and Articles of Association with the Registry of Corporate Affairs, British Virgin Islands. As a result of the amendments, we changed our authorized share capital from $100,000,000 without par value to 100,000,000 ordinary shares with a par value of $1.00 each. As of November 14, 2007, the authorized capital of our Company consists of 100,000,000 ordinary shares of $1.00 par value and 100,000,000 Class A Preferred shares without par value.

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

As used herein, a "US holder" includes a holder of our ordinary shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for US tax purposes and any other person or entity whose ownership of our ordinary shares is effectively connected with the conduct of a trade or business in the United States. A US holder does not include persons subject to special provisions of US federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of ordinary shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

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

Passive Foreign Investment Company

The following is a general discussion of certain possible United States federal income tax consequences generally applicable to a US holder of a passive foreign investment company. This discussion does not address all relevant United States federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of United States federal income tax law and excluded from the definition of a US holder. We have not made a determination as to whether we would be considered a passive foreign investment company.

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

These rules apply similarly to distributions from a passive foreign investment company that would be considered excess distributions. Complex rules govern the determination of applicable gains and excess distributions, the calculation of the amounts allocated pro rata to prior years, the resultant tax and applicable interest, and the qualified electing fund elections whether as pedigreed or non-pedigreed. Holders and prospective holders of ordinary shares of a passive foreign investment company should consult their own tax advisor regarding their individual circumstances.

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

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Suite 803, 8/F, Ruttonjee House, Dina Centre, 11 Duddell Street, Central, Hong Kong SAR, China.

I.                     Subsidiary Information

As at December 1, 2007, our subsidiaries were as follows:

			Shareholding of
	Jurisdiction	Owner	the Owner of
Name	of Organization	of Interests	Interests
Kasese Cobalt Company Limited	Uganda	Blue Earth Refineries Inc.	75.0%
Blue Earth Refineries (Canada) Inc.	Yukon Canada	Blue Earth Refineries Inc.	100.0%

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

Foreign Currency Exchange Rate Risk

Our reporting currency is the United States dollar. Prior to the sale of 36569 Yukon in December 2006, we held a long-term income debenture €4,242,000 (principal amount) and a receivable of CDN$2,142,104 under a credit facility held by 36569 Yukon, which subjected us to currency exchange rate risk. We also hold trading securities which are denominated in Euros. A depreciation of the Euro or Canadian dollar against the United States dollar during this time decreased the fair value of our financial instrument assets. An appreciation of the Euro or Canadian dollar against the United States dollar during this time increased the fair value of our financial instrument assets. The following table provides information about our exposure to foreign currency exchange rate fluctuations for the carrying amount of the investment that may be sensitive to such fluctuations as at June 30, 2007 and 2006 and expected cash flows from these instruments.

As at June 30, 2007 (in thousands)

			Expected Cash Flow

	Carrying	Fair
	Value	Value	2008	2009	2010	2011	2012	Thereafter
Trading
securities(1)	$4,526	$4,526	$4,526	$ -	$ -	$ -	$-	$ -

(1)	Represents highly liquid investment bonds denominated in Euros that are not asset-backed securities.

As at June 30, 2006
(in thousands)

			Expected Cash Flow

	Carrying	Fair
	Value	Value	2007	2008	2009	2010	2011	Thereafter

Equity
method
investments(2)	$1,699	$2,244	$2,244(1)	$ -	$ -	$ -	$-	$ -

(1)	Representing the net consideration to be received from the investment sold subsequent to the fiscal year ended June 30, 2006.

(2)	Consisting of debt securities and advances.

Equity Price Risk

Changes in trading prices of securities may affect the fair value of securities. An increase in trading prices will increase the fair value and a decrease in trading prices will decrease the fair value of securities. Our financial instruments which may be sensitive to fluctuations in equity prices are trading securities and available-for-sale securities. The following table provides information about our exposure to fluctuations in equity prices for the carrying amount of financial instruments sensitive to such fluctuations as at June 30, 2007 and expected cash flows from these instruments. We did not have any financial instrument sensitive to such fluctuations as at June 30, 2006.

	As at June 30, 2007
	(in thousands)

	Carrying	Fair
	Value	Value	2008	2009	2010	2011	2012	Thereafter

Trading
securities	$4,526	$4,526	$4,526	$ -	$ -	$ -	$-	$ -
Available
-for-sale
securities(1)	$2,688	$2,688	$-	$-	$-	$-	$-	$2,688

(1)	Consisting of units in open-ended investment companies that are not asset-backed securities.

Item 12.          Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.           Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.          Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report, being June 30, 2007. This evaluation was carried out under the supervision and with the participation of our management, including the President.

Based on this evaluation, the President has concluded that our disclosure controls and procedures as at June 30, 2007 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to our management, including the President, as appropriate, to allow timely decisions regarding required disclosure.

In light of the conclusion that our Company's disclosure controls and procedures were effective as of June 30, 2007, we have applied procedures and processes as necessary to ensure the reliability of our financial reporting in regards to this annual report. Accordingly, management believes, based on its knowledge, that (i) this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading with respect to the period covered by this report and (ii) the financial statements, and other financial information included in this report, fairly present in all material respects our financial condition, results of operations and cash flows as at, and for, the periods presented in this report.

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

Item 16B.        Code of Ethics

As a foreign private issuer, we have not yet adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our board of directors believe that the members of our board and the sole executive officer are collectively capable of ensuring honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships among the directors and management of our Company. The board of directors of our Company does not believe that it is necessary to have a code of ethics due to the limited number of directors and executive officers of our Company.

Item 16C.         Principal Accountant Fees and Services.

Audit Fees

Our board of directors appointed Deloitte & Touche LLP as independent auditors to audit our financial statements for the fiscal year ended June 30, 2007.

The aggregate fees billed by Deloitte & Touche LLP for professional services rendered for the audit of our annual financial statements for the fiscal years ended June 30, 2007 and 2006 were $22,000 and $76,000, respectively.

Audit Related Fees

For the fiscal years ended June 30, 2007 and 2006, Deloitte & Touche LLP did not perform any assurance and related services which are not reported under the caption "Audit Fees" above.

Tax Fees

For the fiscal years ended June 30, 2007 and 2006, the aggregate fees billed for tax compliance, tax advice and tax planning on tax matters by Deloitte & Touche LLP were $nil and $nil, respectively.

All Other Fees

For the fiscal years ended June 30, 2007 and 2006, Deloitte & Touche LLP did not perform any other non-audit professional services, other than those services listed above.

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

Item 16D.        Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E.        Purchases of Equity Securities by our Company and Affiliated Purchasers

During our fiscal year ended June 30, 2007, we did not repurchase any securities.

PART III

Item 17.          Financial Statements

See Item 18. Financial Statements

Item 18.          Financial Statements

Financial Statements filed as part of this annual report:

The following financial statements of our Company are filed as part of this annual report:

Report of Independent Registered Chartered Accountants dated December 14, 2007

Report of Independent Registered Public Accounting Firm dated December 2, 2005

The following financial statements of 4025776 Canada Inc., an investee accounted for by the equity method, are filed as part of this annual report:

BLUE EARTH REFINERIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007, 2006 and 2005

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Blue Earth Refineries Inc.

We have audited the accompanying consolidated balance sheets of Blue Earth Refineries Inc. and subsidiaries (the "Company") as of June 30, 2007 and 2006, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the two years in the period ended June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Blue Earth Refineries Inc. and subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements of the Company for the years ended June 30, 2005 was audited by other auditors whose report, dated December 2, 2005, expressed an unqualified opinion on those statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
December 14, 2007

DAVIDSON & COMPANY LLP		A Partnership of Incorporated Professionals
Chartered Accountants

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Blue Earth Refineries Inc.

We have audited the accompanying consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows of Blue Earth Refineries Inc. for the year ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended June 30, 2005, in conformity with generally accepted accounting principles in the United States of America.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

December 2, 2005

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

BLUE EARTH REFINERIES INC.
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands, except per share amount)
AS AT JUNE 30

	2007	2006

ASSETS
Current Assets
Cash	$1,558	$1,755
Trading securities	4,526	-
Due from affiliates	4,833	3,484
Inventories	7,503	5,789
Prepaid expenses and other	447	627
Total current assets	18,867	11,655

Long-term Assets
Investment in and advances to an equity method investee	-	1,699
Available-for-sale securities	2,688	-
Property, plant and equipment, net	28,210	33,393
	30,898	35,092
Total assets	$49,765	$46,747

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,124	$244
Accrued power charges	8	240
Accrued cobalt royalties	659	976
Due to affiliates	613	617
Total current liabilities	2,404	2,077

Rehabilitation provision	1,209	1,008
Total liabilities	3,613	3,085

Shareholders’ equity
Preferred stock – no par value; authorized – 100,000,000 shares
Issued and outstanding – none	-	-
Common stock – $1.00 par value per share; authorized – 100,000,000 ordinary shares
Issued and outstanding – 15,142,836 at June 30, 2007 and 2006,
respectively	15,143	15,143
Additional paid-in capital	37,839	37,839
Accumulated deficit	(7,275)	(10,080)
Accumulated other comprehensive income	445	760

Total shareholders’ equity	46,152	43,662

Total liabilities and shareholders’ equity	$49,765	$46,747

The accompanying notes are an integral part of these consolidated financial statements.

BLUE EARTH REFINERIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US Dollars in thousands, except per share amount)
FOR THE YEARS ENDED JUNE 30

	2007	2006	2005

Sales of cobalt	$28,255	$18,134	$15,419
Cost of operations, excluding depreciation	(11,332)	(10,562)	(7,760)
Depreciation	(5,008)	(5,788)	(4,557)
Rehabilitation expense	(201)	(168)	(140)

Gross profit	11,714	1,616	2,962

EXPENSES
General and administrative expenses	(3,589)	(3,258)	(3,811)

Operating income (loss)	8,125	(1,642)	(849)

OTHER ITEMS
Loss from an equity method investee	-	(1,930)	(2,930)
Gain on sale of equity method investee	1,305	-	-
Other income	946	248	55
Income (loss) before income tax	10,376	(3,324)	(3,724)
Income tax	-	-	-

Net income (loss) for the year	$10,376	$(3,324)	$(3,724)

Basic and diluted earnings (loss) per ordinary share	$0.69	$(0.22)	$(0.24)

The accompanying notes are an integral part of these consolidated financial statements.

BLUE EARTH REFINERIES INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(US Dollars in thousands)
FOR THE YEARS ENDED JUNE 30

	2007	2006	2005

Net income (loss)	$10,376	$(3,324)	$(3,724)

Other comprehensive income (loss):
Unrealized gain on securities	445	-	-
Change in foreign currency translation adjustment	(760)	288	(35)
	(315)	288	(35)

Total comprehensive income (loss)	$10,061	$(3,036)	$(3,759)

The accompanying notes are an integral part of these consolidated financial statements.

BLUE EARTH REFINERIES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)
FOR THE YEARS ENDED JUNE 30

	Common Stock
					Accumulated
			Additional		Other
	Number		Paid-In	Accumulated	Comprehensive
	of Shares	Amount	Capital	Deficit	Income	Total

Balance at June 30, 2004	15,555,269	$15,555	$38,898	$(3,032)	$507	$51,928
Capitalization of deficit account	-	-	(1,842)	1,842	-	-
Dividend paid	-	-	-	(1,842)	-	(1,842)
Contribution of advances to equity method investee	-	-	394	-	-	394
Net loss	-	-	-	(3,724)	-	(3,724)
Other comprehensive loss	-	-	-	-	(35)	(35)
Balance at June 30, 2005	15,555,269	15,555	37,450	(6,756)	472	46,721
Repurchase and cancellation of shares	(412,433)	(412)	389	-	-	(23)
Net loss	-	-	-	(3,324)	-	(3,324)
Other comprehensive income	-	-	-	-	288	288
Balance at June 30, 2006	15,142,836	15,143	37,839	(10,080)	760	43,662
Dividend paid	-	-	-	(7,571)	-	(7,571)
Net income	-	-	-	10,376	-	10,376
Other comprehensive loss	-	-	-	-	(315)	(315)
Balance at June 30, 2007	15,142,836	$15,143	$37,839	$(7,275)	$445	$46,152

The accompanying notes are an integral part of these consolidated financial statements.

BLUE EARTH REFINERIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US Dollars in thousands)
FOR THE YEAR ENDED JUNE 30

	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$10,376	$(3,324)	$(3,724)
Adjustments for:
Loss from an equity method investee	-	1,930	2,930
Gain on sale of equity method investee	(1,305)	-	-
Unrealized gain on trading securities	(43)	-	-
Accretion of rehabilitation expense	201	168	140
Depreciation	5,008	5,788	4,557

Changes in non-cash working capital items:
Due from affiliates	(1,349)	(3,947)	886
Trading securities	(4,483)	-	-
Inventories	(1,399)	700	(2,520)
Prepaid expenses and other	179	163	263
Accounts payable and accrued liabilities	332	(284)	704
Due to affiliates	(3)	137	(497)

Net cash flows provided by operating activities	7,514	1,331	2,739

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(140)	(203)	(264)

Net cash flows used in investing activities	(140)	(203)	(264)

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of shares	-	(23)	-
Dividend paid	(7,571)	-	(1,842)

Net cash flows used in financing activities	(7,571)	(23)	(1,842)

Increase (decrease) in cash	(197)	1,105	633

Cash, beginning of year	1,755	650	17

Cash, end of year	$1,558	$1,755	$650

Supplemental cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The Company

Blue Earth Refineries Inc. and subsidiary (“the Company”) is in the cobalt refining business. It was a wholly-owned subsidiary of Mass Financial Corp. (and its subsidiaries – “Mass”). The Company was incorporated in the Territory of the British Virgin Islands (“BVI”) on November 25, 2003, under the name Nature Extrac Limited. The Company changed its name to Blue Earth Refineries Inc. effective July 8, 2004.

On December 30, 2004, KHD Humboldt Wedag International Ltd. ("KHD") effected a stock split of the shares of the Company and then distributed ordinary shares of the Company to KHD’s shareholders and the Company ceased to be an indirect subsidiary of KHD. Holders of KHD common shares received one share of the Company for each common share of KHD held on December 30, 2004. All references to numbers of shares and per share amounts have been restated to reflect the share split. Mass currently owns approximately 9.99% of the Company’s ordinary shares and is related by way of a common director and officer.

The Company’s cobalt operation is conducted through its 75%-owned subsidiary, Kasese Cobalt Company Ltd. (“KCCL”), a Ugandan corporation. KCCL operates a cobalt processing plant located in southwest Uganda that recovers the cobalt contained in a pyrite stockpile from a former copper mine. KCCL’s metal refining operations involve the bioleaching of the pyrite concentrate, solvent extraction of the dissolved cobalt, and recovery through electrowinning. KCCL also owns a hydroelectric power station that provides some of the power for the cobalt processing facility and occasionally generates excess power for sale to a Uganda government power company. KCCL is 25%-owned by the Government of Uganda through Kilembe Mines Ltd. (“KML”).

The Company is subject to the risks of operating in Uganda. These include risks associated with the political and economic environment, foreign currency exchange, changes in legislation, availability of electrical power and adverse weather conditions. The economy of Uganda differs significantly from the economies of North American and European nations in such respects as structure, level of development, resource allocation, self-sufficiency, rate of inflation and the level of development and enforcement of existing laws. The Company has sole access to a cobalt stockpile which is located at the processing facility site under an agreement with KML. The agreement is to expire in June 2012 unless KCCL elects to extend it for an additional maximum of 25 years. However, KCCL may terminate the agreement at any time. KCCL is subject to a labor union agreement which is to expire in February 2008. The Company’s revenues are also subject to risk due to the cyclical nature of the international market for cobalt and the production capability of the processing plant.

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
JUNE 30, 2007

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

Specific provisions are established on an individual receivable basis. A general provision may be established to absorb potential credit losses attributable to the deterioration of credit quality on aggregate exposures for which specific provisions cannot yet be determined. A country risk provision may be made based on exposures in less developed countries and on management’s overall assessment of the underlying economic conditions in those countries. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery. Management has determined that no allowance is necessary for receivables at June 30, 2007 or 2006, other than $1,634 for a receivable from KML.

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

Securities

The Company’s available-for-sale and trading securities are stated at their bid prices. Realized gains or losses of investments are included in the results of operations. Any unrealized holding gains or losses for trading securities are included in the result of operations. Any unrealized holding gains or losses for available-for-sale securities are reported as a separate component of comprehensive income until realized. If a loss in value in available-for-sale securities is considered to be other than temporary, it is recognized in the determination of net income.

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
JUNE 30, 2007

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciable assets are depreciated, net of residual value, over the estimated life of the stockpile located at the processing plant site on a units-of-production basis except where the useful life of a depreciable asset is less than the life of the stockpile. In that case, depreciation is recorded on a straight-line basis over its useful life. The units-of-production basis is applied utilizing the tonnage of the stockpile concentrate fed to the plant in relation to the estimated stockpile reserve tonnage. Based on estimates of the stockpile reserves and expected production capacity, all buildings and equipment are estimated to be fully depreciated in 2012. Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and an impairment loss is measured as the amount by which their carrying amounts exceed their fair value using the estimated future undiscounted cash flows. Any resulting write-downs to fair value are charged to the results of operations. The Company has determined that all buildings and equipment have no residual value.

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

Revenue Recognition

Cobalt revenue is recognized when the cobalt is delivered to the port where the buyers take over title of the goods, the amount of revenue is fixed or determinable, and collectibility is reasonably assured. Cobalt revenue is recorded net of agency fees. Power revenue is recognized as power is delivered, the amount of revenue is fixed or determinable, and collectibility is reasonably assured.

Foreign Currency

The functional and reporting currency of KCCL is the U.S. dollar. Foreign currency transaction gains amounting to $41, $52 and $47 for the years ended June 30, 2007, 2006 and 2005, respectively, are included in general and administrative expenses in the consolidated statements of operations.

Translation adjustments are a result of the process of translating the Company’s Canadian equity method investee, including the carrying value of debentures, to U.S. dollars. Translation adjustments are not included in determining net income for the period but are accumulated as a separate component of comprehensive income until sale or until complete or substantially complete liquidation of the Company’s Canadian equity method investee takes place.

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

Earnings Per Share

Basic earnings per share is computed by dividing income available to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares was 15,142,836, 15,374,852 and 15,555,269 for 2007, 2006 and 2005, respectively. Diluted earnings per share takes into consideration ordinary shares outstanding (computed under basic earnings per share) and potentially dilutive securities. The Company has not issued any stock options or warrants, and there are no dilutive potential ordinary shares outstanding during 2007, 2006, and 2005.

New Accounting Standards

Statement of Financial Accounting Standards (“SFAS”) No. 157: Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management is analyzing the requirements of this new standard.

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Included an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for- profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Management is analyzing the requirements of this new standard and believes that its adoption will not have any significant impact on the Company's financial statements.

FASB Staff Position (“FSP”) No. FIN 46 (R)-7, The Application of FASB Interpretation No. 46 (R) to Investment Companies, amends interpretation 46 (R) to provide an exception to the scope of the Interpretation for companies within the scope of the AICPA Audit and Accounting Guide (“Guide”). This FSP concludes that no additional consolidation guidance is necessary to the Guide. The Company’s preliminary assessment does not indicate that this FSP will have a significant impact on the financial statements.

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007

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

2.	SHARE CAPITAL

Upon inception, the Company authorized 100 million ordinary shares with a par value of $1.00 each. In July 2004, the Company changed its authorized share capital from ordinary shares with a par value of $1.00 each to ordinary shares with no par value. In October 2006, the Company changed its authorized share capital which resulted again having ordinary shares with par value of $1.00 each. As at June 30, 2007, the Company has authorized 100 million ordinary shares with $1.00 par value per share.

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

In October 2005, the Company announced its odd-lots repurchase program. The Company offered $1.82 per share for shareholders who held fewer than 100 common shares of the Company. As a result, 12,507 shares were repurchased and cancelled. Accordingly, the Company recorded $13 to common stock, $10 to additional paid-in capital, and paid cash of $23.

In January 2006, the Company received 399,926 common shares owned by KHD for cancellation. Accordingly, the Company recorded $399 to common stock and additional paid-in capital, respectively.

3.	SECURITIES

At June 30, 2007, trading securities included investment in highly liquid investment bonds of $4,526. An unrealized holding gain of $43 has been included in the results of operations for the year ended June 30, 2007.

Available-for-sale securities consist of units in two British Virgin Islands open-ended investment companies. These investments were acquired in connection with the sale of the Company’s economic interest in the equity method investee in December 2006(see Note 9). The fair value of available-for-sale securities was $2,688 and $Nil as at June 30, 2007 and 2006, respectively. An unrealized gain of $445 was recorded in comprehensive income of $445 in the year ended June 30, 2007.

As at June 30, 2007 and 2006, the Company did not have any asset-backed securities.

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007

4.	INVENTORIES

	2007	2006

Spare parts and materials	$4,706	$4,104
Work in progress	852	1,090
Finished goods	1,945	595

	$7,503	$5,789

5.	PROPERTY, PLANT AND EQUIPMENT

	2007	2006
Buildings	$1,000	$1,000
Equipment	44,683	44,543
	45,683	45,543
Accumulated depreciation	(17,473)	(12,150)
	$28,210	$33,393

6.	REHABILITATION PROVISION

The Company’s rehabilitation provision consists of reclamation and closure costs for its production facility. The present value of obligations is estimated to be $1,209, reflecting payments in approximately five years. Significant reclamation and closure activities include remediation for site contamination and demolition. The undiscounted value of this liability is $3,000. An accretion expense of $201 has been charged to operations in 2007 (2006 - $168, 2005 - $140) to reflect an increase in the carrying amount of the rehabilitation provision which has been determined using a discount rate of 20%.

The changes in the rehabilitation provision for the years ended June 30 are attributable to the following:

	2007	2006
Balance, beginning of year	$1,008	$840
Accretion	201	168
Balance, end of year	$1,209	$1,008

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007

7.	INCOME TAXES

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

However, KCCL is subject to income tax in Uganda. A reconciliation of the provision for income taxes calculated at the statutory rates to the provision in the consolidated statements of operations is as follows for the years ended June 30:

	2007	2006	2005

Income (loss) before income taxes	$10,376	$(3,324)	$(3,724)

Computed (provision for) benefit from
income taxes at statutory rates in BVI	$-	$-	$-
(Increase) decrease in taxes resulting from:
Recovery (provision) of income taxes at
higher statutory tax rate in Uganda	(3,209)	711	484
Non-taxable income	-	-	-
Permanent differences	(60)	44	12
Changes in valuation allowance	3,269	(755)	(496)

Provision for income taxes	$-	$-	$-

The tax effect of temporary differences in Uganda that give rise to significant components of deferred tax liabilities and assets are as follows for the years ended June 30:

	2007	2006
Non-capital tax loss carryforwards in Uganda	$43,390	$48,417
Other	391	435
Deferred income tax assets	43,781	48,852
Deferred income tax liabilities	(11,777)	(13,559)
Valuation allowance	(32,004)	(35,293)
Net deferred income tax asset	$-	$-

Management believes that, due to the cyclical nature of its operations and other risks, the Company’s available tax loss carryforwards in Uganda may not be utilized. Therefore, the resulting tax benefit has been fully reserved at June 30, 2007 and 2006. At June 30, 2007, the Company had estimated accumulated non-capital losses in Uganda of $144,633 that do not expire.

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007

8.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments comprise primarily of cash, trading and available-for-sale securities, due from (to) affiliates, advances to an equity method investee and accounts payable and accrued liabilities. Their fair values approximate to their carrying values due to the short maturities of those instruments, except for advances to the equity method investee whose fair value was $2,244 and carrying amount was $1,699 as of June 30, 2006.

9.	EQUITY METHOD INVESTEE

The original purchase of the cobalt refinery was financed mostly by the issuance of debentures payable. Mass contributed its interest in the debentures to the Company at a carrying value of $4,660. These debentures had a stated principal balance in Euros of 4,242 (amount is in thousands of euros). The debentures were secured by the equity method investee's refinery assets. Interest on the debentures accrued at the three-month LIBOR rate plus 3%.

Mass had agreed to provide up to $5,381 in a credit facility against which $1,921 had been advanced and assigned to the Company. Interest on this credit facility accrued monthly at the Royal Bank of Canada prime rate plus 3%. Principal and interest were due on demand. The note was secured by the equity method investee's refinery assets. The Company did not recognize any of the interest from the equity method investee because it had not been paid.

The equity method investee’s common shares was assigned no value when it was contributed to the Company. The Company’s proportionate share of the results of operations of the investee had been included in these consolidated financial statements since August 2003 until June 30, 2006. The Company’s reported loss from this equity method investee were $Nil, $1,930 and $2,930, which included the Company’s share of the investee’s loss less $Nil, $465 and $362 of unrealized intercompany interest expense, for the year ended June 30, 2007, 2006 and 2005, respectively.

In December 2006, the Company sold all of its economic interest in the investee for net consideration of $2,244 in exchange for units in two British Virgin Islands open-ended investment companies, resulting in an accounting gain of $445 in the year ended June 30, 2007.

10.	TRANSACTIONS WITH AFFILIATES

In 2004, Kasese Cobalt Company entered into an exclusive distribution agreement for an initial term ending December 31, 2014, to sell all of the cobalt produced by Kasese Cobalt Company with Mass. In June 30, 2005, Mass charged agency fees of $1.50 per pound of cobalt sold. Our Company renegotiated agency fees with Mass and from July 1, 2005 to June 30, 2006, the agency fees were revised to $0.50 per pound of cobalt sold. Mass also charged fees for additional services rendered to our Company. Total marketing cost of $1,330, $1,298 and $2,175 were paid or payable to Mass for the years ended June 30, 2007, 2006 and 2005, respectively.

The Company has an amount due in the ordinary course from (to) Mass in the amount of $4,833 and $3,484 at June 30, 2007 and 2006, respectively. During the years ended June 30, 2007, 2006 and 2005, the Company purchased supplies and materials amounting to $Nil, $Nil and $1,407 from Mass.

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007

10.	TRANSACTIONS WITH AFFILIATES (cont’d…)

KML owes the Company $1,634 in an unsecured loan which is payable through forfeiture of any future dividends if payable by KCCL. This amount is fully reserved because of the uncertainty that KCCL will pay dividends.

During 2007, the Company paid $195 to Mass as a commission to arrange the sale of equity method investee. The Company has an amount due to Mass in the amount of $613 and $617 at June 30, 2007 and 2006, respectively.

These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the affiliated parties.

11.	COMMITMENTS AND CONTINGENCIES

Effective January 1, 2005, KCCL is required to pay royalties at 3% of cobalt sales to the Geological Survey of Mines of Uganda. Prior to January 1, 2005, the royalty was charged at 2% of cobalt sold. Royalties $504, $617 and $261 were incurred during the years ended June 30, 2007, 2006 and 2005, respectively. Accrued cobalt royalties of $49 and $976 were outstanding at June 30, 2007 and 2006, respectively.

KCCL is required to pay royalties to a third party equal to 10% of net cash flow, as defined in the royalty agreement, resulting from operations of the KCCL cobalt processing plant up to an aggregate maximum of $10,000. For the years ended June 30, 2007, 2006 and 2005, royalties of $1,685, $193 and $341 were incurred, respectively. Accrued royalties of $610 and $Nil were outstanding at June 30, 2007 and 2006, respectively.

The Company charges the royalties to costs of sales.

12.	SUBSEQUENT EVENTS

In September 2007, the Company entered into a Syndicated Unpriced Forward Sale Derivative Agreement with Mass. The Company agrees to deliver 696 metric tons of the Company’s cobalt products over a term of one year in exchange for an initial prepayment amount of $18,400, with a floor price of $12 per lb. Adjustment amounts, first six months being 45% of balance between the floor price and the Resale Price, and seven to twelve months being (i) in case the Resale Price per lb. is equal or less than $20, 75%, or (ii) in case the Resale Price exceeds $20, 75% of the balance between the floor price and $20 plus 25% of the balance between $20 and the Resale Price, as determined in the future will be paid 15 days after each calendar quarter. Pursuant to an Underwriting and Syndication Agreement between the Company and Mass, the Company agreed to pay Mass an underwriting fee of 10% of the prepayment amount and a syndication fee of $670. The syndication fee was paid by 239,286 common stock of the Company valued at $2.80 per share.

BLUE EARTH REFINERIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007

12.	SUBSEQUENT EVENTS (cont’d…)

In September 2007, the Company declared a cash distribution of $1.00 per share to its holders of ordinary shares, totalling $15,494.

In September 2007, the Company authorized a share repurchase program, for the repurchase of up to 20% of its common shares.

In August 2007, the Company issued 750,000 stock options to its employees pursuant to the terms of the Stock Option and Subscription Agreements. The options vested upon the date of grant, and each option entitles the holder to acquire one ordinary share at the exercise price of $2.05 until August 9, 2010.

In December 2007, the Company received a report from the former majority shareholder of KCCL which stated that, pursuant to its interpretation of the royalty agreement (see Note 11), the Company underpaid it by $1,428, including interest, up to the period ended September 30, 2005. Management of the Company believes that the Company has complied with the terms of the royalty agreement. In the opinion of management, the estimated outcome of this request for underpaid amount will not have a material effect on the Company's financial statements.

4025776 CANADA INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006 and 2005

DAVIDSON & COMPANY LLP		A Partnership of Incorporated Professionals
Chartered Accountants

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

4025776 CANADA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Canadian Dollars, in Thousands except per share numbers)

	Year ended June 30
	2006	2005

Revenue	$-	$-
Cost of operations	-	-
Gross profit	-	-
Expenses
General and administrative expenses	(554)	(911)
Loss before other items	(554)	(911)

Other items
Interest expenses	(1,129)	(1,097)
Impairment charge	(5,000)	(7,266)
Exchange gain (loss)	586	1,496
Other income	5	104

	(5,538)	(6,763)

Net loss for the year	(6,092)	(7,674)

Basic loss per common share	$(376.00)	$(473.65)

Weighted average number of common shares outstanding	16,202	16,202

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

4025776 CANADA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Canadian Dollars, in Thousands)

	Year ended June 30
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(6,092)	$(7,674)
Items not affecting cash
Impairment charge	5,000	7,266
Unrealized foreign exchange	(555)	(1,388)

Changes in non-cash working capital items
(Increase) decrease other assets	6	(84)
Increase in accounts payable and accrued liabilities	8	33
Increase in accrued interest payable	1,080	984

Net cash used in operating activities	(553)	(863)

CASH FLOWS FROM INVESTING ACTIVITIES
Business acquisition	-	-
Additions to property and equipment	-	-
Net cash used in investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Due to a related party	-	300
Due to a shareholder	506	199
Proceeds from note payable	-	422

Net cash provided by financing activities	506	921

Change in cash for the year	(47)	58

Cash, beginning of year	109	51

Cash, end of year	$62	$109

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

6.	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2006	2005

Net loss for the year	$(6,092)	$(7,674)

Expected income tax benefit	$2,199	$2,770
Changes in taxes resulting from:
Non-deductible mining expenses	(25)	(93)
Unrealized foreign exchange gain (loss)	(200)	(505)
Impairment charges	(1,805)	(2,623)
Change in valuation allowance	(169)	451

Income tax expense	$-	$-

The significant components of the Company's future income tax assets are as follows:

	2006	2005
Future income tax assets:
Non-capital loss carry-forwards	$1,674	$1,104
Capital assets	3,705	1,900
Valuation allowance	(5,379)	(3,004)
Net future income tax assets	$-	$-

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

8.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2006	2005

Cash paid during the year for interest	$-	$-
Cash paid during the year for taxes	-	-

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

4025776 CANADA INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

NOVEMBER 30, 2006

4025776 CANADA INC.
CONSOLIDATED BALANCE SHEETS
AS AT NOVEMBER 30
(UNAUDITED)
(Canadian Dollars, in Thousands except par value amount)

2006

ASSETS

Current
Cash	$44
Other	85

129
Property and equipment	6,057

$6,186

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities
Accounts payable and accrued liabilities	$2
Accrued interest payable to shareholders	3,065
Due to a related party	300
Due to a shareholder	889
Note payable to shareholders	3,757
8,013
Rehabilitation provision	307
Debentures payable to shareholders	13,600
21,920

Shareholders' deficiency
Common stock, $0.01 par value; 16,367 shares authorized; 16,202 shares
issued and outstanding	-
Accumulated deficit	(15,734)

(15,734)

$6,186

4025776 CANADA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR FIVE MONTHS ENDED NOVEMBER 30 (UNAUDITED)
(Canadian Dollars, in Thousands except per share numbers)

2006

Revenue	$-
Cost of operations	-
Gross profit	-
Expenses
General and administrative expenses	-
Loss before other items	-

Other items
Interest expenses	-
Impairment charge	-
Exchange gain (loss)	-
Other income	-

-

Net loss for the year	-

Basic loss per common share	$-

Weighted average number of common shares outstanding	16,202

Item 19.           Exhibits.

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.1	Certificate of Incorporation under The International Business Companies Act (British Virgin Islands)(1)

1.2	Memorandum of Association and Article of Association(1)

1.3	Amendment to Memorandum of Association and Articles of Association(2)

4.1	Distribution Agreement dated June 5, 2004 between Kasese Cobalt Company and Danzas relating to the sale and distribution of Kasese Cobalt Company cobalt cathodes(1)

4.2	Arrangement Agreement dated July 13, 2004 among MFC Bancorp (now known as KHD Humboldt Wedag International Ltd.), Sutton Park, Blue Earth, New Sutton Canco, New Nature Canco and 4025750 Canada(1)

4.3	Term Sheet dated November 30, 2006 between Blue Earth and First Equity Securities AG(2)

8.1*	Significant subsidiaries

12.1*	Section 302 Certification under Sarbanes – Oxley Act of 2002 for Michael J. Smith

13.1*	Section 906 Certification under Sarbanes – Oxley Act of 2002 for Michael J. Smith

(1)	Incorporated by reference from our Form 20-F filed on October 1, 2004.

(2)	Incorporated by referenced from our Form 20-F filed on March 5, 2007.

* Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUE EARTH REFINERIES INC.

/s/ Michael J. Smith
Michael J. Smith
President and Secretary

Date: December 19, 2007